As filed with the Securities and Exchange Commission on March 12, 2015.

File No. 333-

File No. 811-08619

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT

☒    UNDER THE SECURITIES ACT OF 1933

☐    Pre-Effective Amendment No.

☐    Post-Effective Amendment No.

and/or

REGISTRATION STATEMENT

UNDER THE INVESTMENT COMPANY ACT OF 1940

☒    Amendment No. 132

(Check appropriate box or boxes.)

Massachusetts Mutual Variable Annuity Separate Account 4

(Exact Name of Registrant)

Massachusetts Mutual Life Insurance Company

(Name of Depositor)

1295 State Street, Springfield, Massachusetts 01111

(Address of Depositor’s Principal Executive Offices)

(413) 788-8411

(Depositor’s Telephone Number)

John E. Deitelbaum

Senior Vice President and Deputy General Counsel

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, Massachusetts 01111

(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement

It is proposed that this filing will become effective (check appropriate box)

☐	immediately upon filing pursuant to paragraph (b)

☐	on (date) pursuant to paragraph (b)

☐	60 days after filing pursuant to paragraph (a)(1)

☐	on (date) pursuant to paragraph (a)(1).

If appropriate, check the following box:

☐	this post-effective amendment designates a new effective date for a previously filed post-effective amendment

Title of Securities Being Registered: Units of Interest in MassMutual Transitions SelectSM II, an Individual Variable Deferred Annuity Contract

This Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

A registration statement relating to these securities has been filed with the SEC, but has not yet become effective. The information in this prospectus is not complete and may be amended. We may not sell these securities nor may we accept offers to buy these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state that does not permit the offer or sale.

MassMutual Transitions SelectSM II Variable Annuity

Issued by Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Annuity Separate Account 4

This prospectus describes an individual flexible premium deferred variable annuity contract (“Contract”) offered by Massachusetts Mutual Life Insurance Company (“MassMutual,” “Company,” “we,” “us”). The Contract may not be available in all states.

The Contract offers a choice of features and benefits. You, as the owner of the Contract (“You,” “Owner”), determine which ones may be appropriate for you, based on your financial circumstances and objectives. The fees and charges that you pay are based on the features and benefits that you select.

You should consider the Contract in conjunction with any other annuity contract or life insurance policy you own. Replacing an existing annuity contract or life insurance policy with this Contract may not be to your advantage. In addition, it may not be to your advantage to finance the purchase or maintenance of this Contract through a loan or withdrawals from another annuity contract or life insurance policy. You should consult your registered representative before replacing your existing life insurance policy or annuity contract.

You may accumulate value on a tax-deferred basis under your Contract by allocating your money to a fixed account for dollar cost averaging (the “DCA Fixed Account”) and/or one or more variable investment divisions (“Sub-Accounts”) of Massachusetts Mutual Variable Annuity Separate Account 4 (“Separate Account”). Each Sub-Account, in turn, invests in one of the following investment portfolios (“Funds”). The investment choices available to you are restricted if you elect a Guaranteed Minimum Accumulation Benefit. See “Guaranteed Minimum Accumulation Benefit (GMAB)” for more information. You bear the entire investment risk for all amounts you allocate to the Separate Account.

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Contrafund® Portfolio

Ivy Funds Variable Insurance Portfolios

Ivy Funds VIP Asset Strategy

MML Series Investment Fund

MML Aggressive Allocation Fund

MML American Funds® Core Allocation Fund

MML American Funds® Growth Fund

MML American Funds® International Fund

MML Balanced Allocation Fund

MML Blue Chip Growth Fund

MML Conservative Allocation Fund

MML Equity Income Fund

MML Focused Equity Fund

MML Foreign Fund

MML Fundamental Growth Fund

MML Fundamental Value Fund

MML Global Fund

MML Growth & Income Fund

MML Growth Allocation Fund

MML Income & Growth Fund

MML International Equity Fund

MML Large Cap Growth Fund

MML Managed Volatility Fund

MML Mid Cap Growth Fund

MML Mid Cap Value Fund

MML Moderate Allocation Fund

MML Small Cap Growth Equity Fund

MML Small Company Value Fund

MML Small/Mid Cap Value Fund

MML Total Return Bond Fund

MML Series Investment Fund II

MML Blend Fund

MML Dynamic Bond Fund

MML Equity Fund

MML High Yield Fund

MML Inflation-Protected and Income Fund

MML Managed Bond Fund

MML Money Market Fund

MML Short-Duration Bond Fund

MML Small Cap Equity Fund

MML Strategic Emerging Markets Fund

Oppenheimer Variable Account Funds

Oppenheimer Discovery Mid Cap Growth Fund/VA

Oppenheimer Diversified Alternatives Fund/VA

Oppenheimer Global Fund/VA

Oppenheimer Global Strategic Income Fund/VA

Oppenheimer International Growth Fund/VA

Oppenheimer Main Street Fund®/VA

This prospectus refers to the following Share classes: B-Share and L-Share. Each share class is subject to different charges. The class that you select will be identified in your Contract. Not every share class or additional feature may be available to you.

To learn more about the Contract, you can obtain a copy of the Statement of Additional Information (“SAI”), dated [                    ], 2015. The SAI is incorporated by reference into this prospectus. The prospectus and SAI are parts of the registration statement that we filed with the Securities and Exchange Commission (“SEC”). The SEC maintains a website (http://www.sec.gov) that contains the registration statement, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The table of contents for the SAI is on page [53] of this prospectus.

For a free copy of the SAI, or for general inquiries, contact our Service Center using the following address: MassMutual Service Center, P.O. Box 758511, Topeka, Kansas 66675-8550. (Overnight Mail: MassMutual Service Center, 200 SW 6th Ave., Topeka, KS 66603-3704).

The Contract:

•	is not a bank or credit union deposit or obligation.
•	is not FDIC or NCUA insured.
•	is not insured by any federal government agency.
•	is not guaranteed by any bank or credit union.
•	may go down in value.
•	provides guarantees that are subject to our financial strength and claims-paying ability.

The SEC has not approved or disapproved the Contract or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

This prospectus is not an offer to sell the Contract in any jurisdiction where it is illegal to offer the Contract nor is it an offer to sell to anyone to whom it is illegal to offer the Contract.

Please read this prospectus before investing. You should keep it for future reference. It contains important information about the MassMutual Transitions SelectSM II Variable Annuity.

[                    ], 2015

Glossary

Accumulation Phase	Begins on the date the Contract is issued and ends on the date the Owner applies the full Contract Value to an Annuity Option or upon Contract termination.
Accumulation Unit	A unit of measure used to determine your value in a Sub-Account during the Accumulation Phase.
Age	The attained age of any Owner or of any Annuitant, as applicable. Unless otherwise provided, age refers to the Owner’s or Annuitant’s age as of his or her last birthday. If the Contract is owned by a non-natural person, then age shall mean attained age of the Annuitant as of his/her last birthday.
Annuitant	The person(s) on whose life Annuity Payments are based. The term Annuitant also includes the Joint Annuitant, if any. The Annuitant has no rights to the Contract.
Annuity Date	The date Annuity Payments begin. There may be more than one Annuity Date applicable to a non-qualified Contract if the Owner elects to apply only a portion of the Contract Value to an Annuity Option.
Annuity Options	Options available for Annuity Payments.
Annuity Payments	Series of payments made pursuant to the Annuity Option elected.
Annuity Phase	The period that begins on the Annuity Date and ends with the last Annuity Payment. There may be more than one Annuity Phase applicable to a non-qualified Contract if the Owner elects to apply only a portion of the Contract Value to an Annuity Option.
Beneficiary	The person(s) or entity(ies) that the Owner designates to receive the death benefit provided by the Contract.
Business Day	Every day the New York Stock Exchange (“NYSE”) is open for trading. Our Business Day ends at the Close of Business.
Close of Business	The time on a Business Day when the NYSE ends regular trading, usually at 4:00 p.m. Eastern time.
Contingent Deferred Sales Charge (“CDSC”)	A charge that may be assessed against each Purchase Payment withdrawn from the Contract or applied to an Annuity Option.
Contract Anniversary	An anniversary of the Issue Date of the Contract.
Contract Value	The sum of your values in the Sub-Accounts and DCA Fixed Account during the Accumulation Phase.
Contract Withdrawal Value	The Contract Value less any applicable Premium Taxes not previously deducted; less any applicable Annual Contract Maintenance Charge; less any applicable Guaranteed Minimum Accumulation Benefit Charge; less any applicable CDSC; less any Purchase Payments credited to this Contract that have not yet cleared the bank.
Contract Year	The 1st Contract Year is the annual period which begins on the Issue Date and ends on the last calendar day before the 1st Contract Anniversary. Subsequent Contract Years begin on subsequent Contract Anniversaries.
DCA Fixed Account	The DCA Fixed Account, which is part of the General Account, is a fixed account from which assets are systematically transferred to any Sub-Accounts you select.
Fixed Annuity Payments	Annuity Payments made during the Annuity Phase which we guarantee as to dollar amount of each Annuity Payment.
Fund(s)	The investment entities into which the assets of the Separate Account will be invested.
General Account	The Company’s general investment account, which supports the Company’s annuity and insurance obligations. The General Account’s assets include all the assets of the Company with the exception of the Separate Account and the Company’s other segregated asset accounts.

Good Order	An instruction that we receive at our Service Center that satisfies all the requirements we deem necessary to execute the transaction pursuant to the Contract. To be in “Good Order,” instructions must be sufficiently clear so that we do not need to exercise any discretion to follow such instructions.
Issue Date	The date on which the Contract becomes effective. The Issue Date is included in the Contract.
Owner	The person(s) or entity entitled to ownership rights under the Contract. The term Owner will also refer to the Joint Owner, if any.
Premium Tax	A tax imposed by certain states and other jurisdictions when a Purchase Payment is made, when Annuity Payments begin, or when Contract Value is withdrawn.
Purchase Payment(s)	Any amount paid to us by you or on your behalf with respect to this Contract during the Accumulation Phase which may be decreased by the assessment of any applicable Premium Tax. Purchase Payments may not be added after the Annuity Date to any portion of the Contract Value that has been applied to an Annuity Option.
Required Minimum Distribution (“RMD”)	An RMD is any distribution pursuant to the Internal Revenue Code sections 401(a)(9), 403(b)(10), 408(b)(3) or 408A(c). RMDs are generally required to begin by April 1st of the year after attainment of age 70 1⁄2, or for some qualified plans, the year of retirement, if later.
Separate Account	The account that holds the assets underlying the Contract that are not allocated to the DCA Fixed Account. The assets of the Separate Account are kept separate from the assets of the General Account and the Company’s other separate accounts.
Service Center	The location to which Written Requests must be sent.
Sub-Account(s)	The Separate Account assets are divided into Sub-Accounts. The assets of each Sub-Account will be invested in the shares of a single Fund.
Written Notice	A written or electronic communication or instruction sent by the Company to the Owner. Any notice the Company sends to the Owner will be sent to the Owner’s last known address, unless the Owner requests otherwise via a Written Request. The Owner must promptly provide the Company with notice of any Owner address change.
Written Request	A written communication or instruction sent by the Owner to the Company. A Written Request must be in Good Order and must be received by the Company’s Service Center. The Company may consent to receiving requests electronically or by telephone at the Service Center.

Contacting the Company

How to Contact Us.  You may contact us by calling the MassMutual Customer Service Center (our Service Center) at (866) 645-2362 Monday through Friday between 8 a.m. and 8 p.m. Eastern time. You may also email us by visiting [www.massmutual.com/secure/emailus]. Additionally, you may write to our Service Center using the following address: MassMutual Service Center, P.O. Box 758511, Topeka, Kansas 66675-8550. (Overnight Mail: MassMutual Service Center, 200 SW 6th Ave., Topeka, KS 66603-3704).

Overview

The following is intended as a summary. Please read each section of this prospectus for additional detail.

This annuity is a contract between you, as the Owner, and MassMutual. The Contract is intended for retirement savings and/or other long-term investment purposes.

How does the Contract work?

In exchange for your Purchase Payments, we agree to pay you annuity payments when you choose to receive them. You select an Annuity Option and the date on which payments will begin. We call this date the Annuity Date. According to your Contract, the Annuity Date must be at least five (5) years (thirteen (13) months for contracts issued in New York or Florida) from the Issue Date of the Contract.

The Contract has two phases – the Accumulation Phase and the Annuity Phase. If your Contract is a non-qualified Contract, you may participate in both phases simultaneously if you apply a portion of your Contract Value to an Annuity Option. During the Accumulation Phase, subject to certain restrictions, you can apply Purchase Payments to your Contract, and we provide a death benefit. Once you begin receiving Annuity Payments, your Contract enters the Annuity Phase.

During the Annuity Phase, we make Annuity Payments based on the Annuity Option you elect. When you elect an Annuity Option, you also elect among a number of features, including but not limited to: duration, number of payees, and payments to beneficiaries. See “The Annuity Phase.”

What are my investment choices under the Contract?	The Contract is called a variable deferred annuity because you can choose to allocate your Purchase Payments among various Sub-Accounts. Your investment choices include a number of Sub-Accounts and one fixed account for dollar cost averaging (“DCA Fixed Account”). See “Investment Choices.” The number of Sub-Accounts available to you will be restricted if you elect the GMAB. See “GMAB.”
How can I access my money?	Subject to certain restrictions, you may make withdrawals of your Contract Value. Withdrawals may be subject to a Contingent Deferred Sales Charge. Income taxes and tax penalties may apply to any withdrawal you request. See “Withdrawals,” “Contingent Deferred Sales Charge,” and “Taxes.”
Can I make transfers?	You may transfer Contract Value among available Sub-Accounts during the Accumulation Phase; however, we reserve the right to charge $20 per transfer in excess of twelve (12) in a single calendar year. See “Transfers and Transfer Programs.”
Is a death benefit paid under the Contract?	A beneficiary will receive a benefit in the event of your death prior to the Annuity Phase. Once the Annuity Phase commences, payments upon death may be available to beneficiaries depending on the Annuity Option elected. See “Death Benefit” and “The Annuity Phase.”

What are the charges under the Contract?

Your Contract Value will be subject to certain fees. These charges may be reflected in your Contract Value and/or may be reflected when making a withdrawal or in any Annuity Payments you choose to receive from the Contract. See “Fees and Expenses” and “Charges and Deductions.”

•    We may deduct a charge to cover state or local Premium Taxes. Premium taxes currently range from 0% to 3.5%.

•    We may deduct an annual contract maintenance charge on each Contract Anniversary, when applicable. We also may deduct this charge when you make a full withdrawal or deduct a portion of this charge if your entire Contract Value is applied to an Annuity Option on a date other than your Contract Anniversary.

•    An administrative charge and a mortality and expense risk charge compensate us primarily for our administrative and distribution expenses and the mortality and expense risks that we assume under the Contract.

•    We currently do not assess a transfer fee during the Accumulation Phase. We reserve the right to charge $20 per transfer in excess of twelve (12) in a single calendar year during the Accumulation Phase.

•    If you elect a Guaranteed Minimum Accumulation Benefit (“GMAB”), we will deduct an additional charge from your Contract Value.

•    We may deduct any income taxes we incur because of the operation of the Separate Account. We also will deduct any withholding taxes required by law.

•    We do not assess a sales charge when you make a Purchase Payment; however, we may assess a Contingent Deferred Sales Charge when you make withdrawals.

•    The Funds deduct fees from their assets to cover operating expenses (including investment management fees). These deductions are not charges under the terms of the Contract, but are reflected in the share values of the Funds. More detail about those deductions is available in the Fund prospectuses.

What are the Share classes?

When you purchase the Contract you must choose between two different share classes. The Contract offers a B-share class and an L-share class. The two share classes differ with respect to their contingent deferred sales charge schedules and mortality and expense risk charges. Since the share class selected will determine the contingent deferred sales charge and mortality and expense risk charge associated with your Contract, you should familiarize yourself with both share class options before you decide to purchase the Contract. Once you have selected a share class and we issue the Contract, you cannot later select a different share class.

The B-share class provides a seven (7) year contingent deferred sales charge and a lower mortality and expense risk charge for the first 7 Contract Years than the L-share class.

The L-share class provides a four (4) year contingent deferred sales charge schedule and a higher mortality and expense risk charge than the B-share class for the first 7 Contract Years.

After the 7th Contract Year, the Mortality and Expense Risk charge for the L-share class will be reduced. However, your share class will not change. Purchase Payments received after the 7th Contract year for a B-share class Contract will still have a 7 year contingent deferred sales charge schedule. The L-share class will retain the 4 year contingent deferred sales charge schedule.

Since the B-share class has a longer contingent deferred sales charge period than the L-share class, it offers less liquidity than the L-share class. The L-share class offers greater liquidity than the B-share class but has higher mortality and expense risk charge for the first 7 Contract Years. The B-share class may be more appropriate for someone with a longer investment time horizon, who does not intend to withdraw Contract Value in excess of the free withdrawal amount during the contingent deferred sales charge period, and who seeks a lower cost Contract. The L-share class may be more appropriate for someone who may want to withdraw Contract Value in excess of the free withdrawal amount four years after making a Purchase Payment and is willing to pay a higher mortality and expense risk charge for the first 7 Contract Years.

When considering which share class to elect, it is important that you consider the appropriate balance between (a) accessing your Contract Value; (b) the impact of the mortality and expense risk charge on your Contract Value; and (c) should you elect a GMAB, the duration that you must own the Contract to take full advantage of the optional benefit. You should consider discussing the benefits and costs of the different share classes with your registered representative.
Can I return my Contract for a refund?	You have a right to examine your Contract. If you change your mind about owning your Contract, you can return it for a refund, but only if you return it within a prescribed period—generally, within (10) calendar days after receiving it, or whatever longer period may be required by state law. The amount of the refund will generally be your Contract Value plus any fees or charges previously deducted from your Purchase Payments. If state law requires us to return the amount of your Purchase Payments, then we will return the greater of: (i) the full amount of any Purchase Payment(s) or (ii) your Contract Value plus any fees or charges previously deducted from your Purchase Payments. See “Right to Cancel Your Contract.”
Will I pay taxes on my Contract earnings?	The Internal Revenue Code of 1986, as amended, has certain rules that apply to the Contract. These tax treatments apply to earnings from the Contracts, withdrawals, death benefits and Annuity Options. You are generally not taxed on Contract earnings until you take money from your Contract. This is known as tax deferral. Tax deferral is automatically provided by tax-qualified retirement plans. There is no additional tax deferral provided when a variable annuity contract is used to fund a tax-qualified retirement plan. Investors should only consider buying a variable annuity to fund a qualified plan for the annuity’s additional features such as lifetime income payments and death benefit protection. See “Taxes.”
How can I contact MassMutual?

•    You may contact us by calling the MassMutual Customer Service Center. Our Service Center (866-645-2362) is open Monday through Friday between 8 a.m. and 8 p.m. Eastern time.

•    You can e-mail us by visiting www.massmutual.com/secure/emailus

•    You may write to our Service Center at:

MassMutual

Service Center

P.O. Box 758511

Topeka, Kansas 66675-8550]

•    You may forward overnight mail to us at:

MassMutual Service Center

200 SW 6th Ave.

Topeka, KS 66603-3704

The prospectus and Statement of Additional Information (“SAI”) describe all material terms and features of your Contract. Certain non-material provisions of your Contract may be different than the general description in the prospectus and the SAI and certain riders may not be available because of legal requirements in your state. Any such state variation will be included in your Contract or in riders or endorsements attached to your Contract. See your Contract for specific variations.

Fees and Expenses

Standard Contract Charges

The following tables describe the fees and expenses you pay when buying, owning, and surrendering the Contract. In addition to the fees and expenses shown below, Premium Taxes may also apply, but are not reflected below.

I.  The first table describes the fees and expenses that you will pay at the time that you transfer the Contract Value between investment choices, or withdraw your Contract Value. Please note that this Contract does not assess a sales load on Purchase Payments; however, we may assess a Contingent Deferred Sales Charge as noted below.

Transaction Expenses	Current	Maximum
Transfer Fee During the Accumulation Phase	$0	Twelve (12) free transfers per calendar year; $20 per transfer for each additional transfer.
Contingent Deferred Sales Charge (CDSC) [1] (as a percentage of Purchase Payment withdrawn or applied to an Annuity Option)
B-Share	7%	7%
L-Share	7%	7%

Contingent Deferred Sales Charge (CDSC) Schedules
B-Share

Number of Full Years from Application of Purchase Payment	0	1	2	3	4	5	6	7 and later
CDSC	7%	7%	7%	6%	5%	4%	3%	0%

L-Share

Number of Full Years from Application of Purchase Payment	0	1	2	3	4 and later
CDSC	7%	7%	7%	6%	0%

1	Subject to the CDSC schedule. See “Contingent Deferred Sales Charge” for more information.

II.  The next table describes fees and expenses you will pay periodically during the time you own the Contract, not including underlying fund fees and expenses.

Periodic Contract Charges	Current	Maximum
Annual Contract Maintenance Charge	$40 per Contract Year [1]	$[40] per Contract Year [1]

Separate Account Annual Expenses (as a percentage of average account value in the separate account)
B-Share
Mortality and Expense Risk Charge	[ .	]%	[ .	]%
Administrative Charge	[0.15	]%	[0.15	]%

Total Separate Account Annual Expenses	[ .	]%	[ .	]%
L-Share
Mortality and Expense Risk Charge	[ .	]% [2]	[ .	]% [2]
Administrative Charge	[0.15	]%	[0.15	]%

Total Separate Account Annual Expenses	[ .	]%	[ .	]%

1	Currently, we waive this charge if, when we are to make the deduction, your Contract Value is $100,000 or more. We assess the charge on each Contract Anniversary or when you make a full withdrawal. A portion of the charge is assessed if your entire Contract Value is applied to an Annuity Option on a date other than your Contract Anniversary.
2	After your 7th Contract Anniversary, the mortality and expense risk charge will be reduced to [ ]%. Note your share class will not change nor will your CDSC schedule assigned to each Purchase Payment. The B-share will retain the 7 year contingent deferred sales charge schedule. The L-share class will retain the 4 year contingent deferred sales charge schedule.

If you elect a Guaranteed Minimum Accumulation Benefit (“GMAB”), we will deduct an additional charge from your Contract Value. The charge for a GMAB is in addition to other standard Contract fees and expenses you are assessed. The maximum charge for each GMAB is set forth in the table below. Prior to purchasing your Contract, speak with your registered representative or contact our Service Center to obtain the current charge in effect.

You may only elect a GMAB at the time you apply for a Contract. You may cancel your GMAB at any time. Any such cancellation will be effective when your request is received in Good Order at our Service Center. If the GMAB is terminated for any reason, a pro-rated charge will be deducted at the time of termination.

Charges for Additional Features	When Charge is Deducted	Current	Maximum
GMAB: 10-Year Benefit	Quarterly	Contact us	[x.xx]% of the GMAB Amount [1]
GMAB: 20-Year Benefit	Quarterly	Contact us	[x.xx]% of the GMAB Charge Base [1]

1	See “GMAB Charge”.

Generally, the current charge for each GMAB will change based on current economic conditions, including interest rates and equity market volatility. We determine, at our sole discretion, whether a change in the current charges will occur, subject to the maximum charges in the table above. This pricing structure is intended to help us provide the guarantees under the additional features.

Annual Fund Operating Expenses

While you own the Contract, if your assets are invested in any of the Sub-Accounts, you will be subject to the fees and expenses charged by the Fund in which that Sub-Account invests. The table below shows the minimum and maximum total operating expenses charged by any of the Funds, expressed as a percentage of average net assets, for the year ended December 31, 2014 (before any waivers or reimbursements). Current and future expenses may be higher or lower than those shown. More detail concerning each Fund’s fees and expenses that you may periodically be charged during the time that you own the Contract is contained in each Fund prospectus.

Charge	Minimum	Maximum
Total Annual Fund Operating Expenses that are deducted from fund assets, including management fees, distribution, and/or 12b-1 fees, and other expenses.	[ ]%	[ ]%

The Fund expenses used to prepare this table were provided to us by the Funds. We have not independently verified such information.

The information above describes the fees and expenses you pay related to the Contract. For information on compensation we may receive from the Funds and their adviser and sub-advisers, see “Compensation We Receive from Funds, Advisers and Sub-Advisers.” For information on compensation we pay to broker-dealers selling the Contract, see “Distribution.”

Examples

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Owner transaction expenses, Contract fees, Separate Account annual expenses, charges for a GMAB, and fund fees and expenses.

Examples Using Current and Maximum Expenses (No GMAB Elected)

These Examples assume that you either:

•	withdraw all your Contract Value at the end of each year shown,
•	do not withdraw any of your Contract Value at the end of each year shown, or
•	that you decide to apply your entire Contract Value to an Annuity Option at the end of each year shown and no Contingent Deferred Sales Charge is applied. Note the Annuity Phase is not available until five years after the Contract Issue Date unless state law requires a shorter period.

The Examples also assume:

•	that you purchase either a B-Share or L-Share Contract,
•	that you did not elect a GMAB, which would include additional charges on your Contract,
•	that you invested $10,000 in the Contract for the time periods indicated,
•	that you allocated Contract Value to a Sub-Account that has a 5% return each year,
•	that you selected one of two Sub-Accounts—the one that invests in the Fund with the highest total operating expenses, or the one that invests in the Fund with the lowest total operating expenses,
•	that the maximum fees and expenses in the “Fees and Expenses” section apply,
•	that you made no transfers, and
•	that no Premium Taxes apply.

Based on the above assumptions, your costs would be as shown in the following tables. Your actual costs may be higher or lower.

B-Share

	Current Expenses								Maximum Expenses
Years	1		3		5		10		1		3		5		10
If you withdraw all of your Contract Value at the end of each year shown
Highest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
Lowest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
If you do not withdraw any of your Contract Value at the end of each year shown
Highest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
Lowest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
If you decide to begin the Annuity Phase at the end of each year shown
Highest total fund operating expenses		N/A		N/A	$	x,xxx	$	x,xxx		N/A		N/A	$	x,xxx	$	x,xxx
Lowest total fund operating expenses		N/A		N/A	$	x,xxx	$	x,xxx		N/A		N/A	$	x,xxx	$	x,xxx

We estimate that the Annual Contract Maintenance Charge under the current expenses would be $[XXX] or, as percentage, [X.XX]%. We estimate that the Annual Contract Maintenance Charge under the maximum expenses would be $[XXX] or, as percentage, [X.XX]%.

L-Share

	Current Expenses								Maximum Expenses
Years	1		3		5		10		1		3		5		10
If you withdraw all of your Contract Value at the end of each year shown
Highest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
Lowest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
If you do not withdraw any of your Contract Value at the end of each year shown
Highest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
Lowest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
If you decide to begin the Annuity Phase at the end of each year shown
Highest total fund operating expenses		N/A		N/A	$	x,xxx	$	x,xxx		N/A		N/A	$	x,xxx	$	x,xxx
Lowest total fund operating expenses		N/A		N/A	$	x,xxx	$	x,xxx		N/A		N/A	$	x,xxx	$	x,xxx

We estimate that the Annual Contract Maintenance Charge under the current expenses would be $[XXX] or, as percentage, [X.XX]%. We estimate that the Annual Contract Maintenance Charge under the maximum expenses would be $[XXX] or, as percentage, [X.XX]%.

Examples Using Current and Maximum Expenses (GMAB 20-Year Benefit)

These Examples assume that you either:

•	withdraw all your Contract Value at the end of each year shown,
•	do not withdraw any of your Contract Value at the end of each year shown, or
•	that you decide to apply your entire Contract Value to an Annuity Option at the end of each year shown and no Contingent Deferred Sales Charge is applied. Note the Annuity Phase is not available until five years after the Contract Issue Date unless state law requires a shorter period.

The Examples also assume:

•	that you purchase either a B-Share or L-Share Contract,
•	you elected the GMAB with the highest maximum charge, the [20-Year Benefit]
•	the current charge for the [20-Year Benefit] is equal to the highest maximum charge,
•	that you invested $10,000 in the Contract for the time periods indicated,
•	that you allocated Contract Value to a Sub-Account that has a 5% return each year,
•	that you selected one of two Sub-Accounts—the one that invests in the Fund with the highest total operating expenses, or the one that invests in the Fund with the lowest total operating expenses,
•	that you made no transfers, and
•	that no Premium Taxes apply.

Based on the above assumptions, your costs would be as shown in the following tables. Your actual costs may be higher or lower.

B-Share

	Current Expenses								Maximum Expenses
Years	1		3		5		10		1		3		5		10
If you withdraw all of your Contract Value at the end of each year shown
Highest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
Lowest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
If you do not withdraw any of your Contract Value at the end of each year shown
Highest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
Lowest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
If you decide to begin the Annuity Phase at the end of each year shown
Highest total fund operating expenses		N/A		N/A	$	x,xxx	$	x,xxx		N/A		N/A	$	x,xxx	$	x,xxx
Lowest total fund operating expenses		N/A		N/A	$	x,xxx	$	x,xxx		N/A		N/A	$	x,xxx	$	x,xxx

We estimate that the Annual Contract Maintenance Charge under the current expenses would be $[XXX] or, as percentage, [X.XX]%. We estimate that the Annual Contract Maintenance Charge under the maximum expenses would be $[XXX] or, as percentage, [X.XX]%.

L-Share

	Current Expenses								Maximum Expenses
Years	1		3		5		10		1		3		5		10
If you withdraw all of your Contract Value at the end of each year shown
Highest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
Lowest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
If you do not withdraw any of your Contract Value at the end of each year shown
Highest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
Lowest total fund operating expenses	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx	$	x,xxx
If you decide to begin the Annuity Phase at the end of each year shown
Highest total fund operating expenses		N/A		N/A	$	x,xxx	$	x,xxx		N/A		N/A	$	x,xxx	$	x,xxx
Lowest total fund operating expenses		N/A		N/A	$	x,xxx	$	x,xxx		N/A		N/A	$	x,xxx	$	x,xxx

We estimate that the Annual Contract Maintenance Charge under the current expenses would be $[XXX] or, as percentage, [X.XX]%. We estimate that the Annual Contract Maintenance Charge under the maximum expenses would be $[XXX] or, as percentage, [X.XX]%.

The Examples should not be considered a representation of past or future expenses. Your actual expenses may be higher or lower than those shown in the Examples. The assumed 5% annual rate of return is purely hypothetical. Actual returns may be greater or less than the assumed hypothetical return.

Condensed Financial Information

The Contract described in this prospectus has not previously been available for sale. Therefore, there is no Accumulation Unit information for the Contract.

General Information about Massachusetts Mutual Life Insurance Company, the Separate Account and the Investment Choices

The Company

In this prospectus, the “Company,” “we,” “us,” and “our” refer to Massachusetts Mutual Life Insurance Company (“MassMutual”). MassMutual is a diversified financial services company providing life insurance, disability income insurance, long-term care insurance, annuities and retirement products to individual and institutional customers. MassMutual is organized as a mutual life insurance company. MassMutual’s home office is located at 1295 State Street, Springfield, Massachusetts 01111-0001.

The assets of our General Account support our insurance and annuity obligations and are subject to our general liabilities from our business operations and to claims by our creditors. You should be aware that, unlike the Separate Account, the Company’s General Account is not segregated or insulated from the claims of the Company’s creditors. In addition, because of exemptive and exclusionary provisions, the General Account, unlike the Separate Account, has not been registered under the Securities Act of 1933 (“1933 Act”) or the Investment Company Act of 1940 (“1940 Act”). Because of this, the General Account is generally not subject to the provisions of the 1933 Act or the 1940 Act, and the SEC staff has not reviewed the disclosures in this prospectus that relate to the General Account. However, disclosures regarding the General Account are subject to certain generally applicable provisions of the federal securities laws that require complete and accurate statements in prospectuses.

Financial Condition of the Company.  We use General Account assets for many purposes, including to pay death benefits, annuity payments, withdrawals and transfers from fixed account investment choices and to pay amounts we provide to you through any elected additional feature that are in excess of your Contract Value allocated to the Separate Account. Any amounts that we may be obligated to pay under the Contract in excess of Contract Value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. The assets of the Separate Account, however, are also available to cover the liabilities of our General Account, but only to the extent they exceed our liabilities under the Contract and other contracts we issue that are funded by the Separate Account.

We issue other types of insurance policies and financial products as well, and we pay our obligations under those products from our assets in the General Account.

As an insurance company, we are required by state insurance regulation to hold a specified amount of reserves in order to meet the contractual obligations of our General Account to our insurance policies and financial products. We monitor our reserves so that we hold sufficient amounts to cover actual or expected contract and claims payments. In addition, we hedge our investments in our General Account and may require that purchasers of certain of our variable insurance products allocate purchase payments and contract value according to specified investment requirements. Even with these safeguards in place, there are risks to purchasing any insurance product and there is no guarantee that we will always be able to meet our claims-paying obligations.

State insurance regulators also require insurance companies to maintain a minimum amount of capital, which acts as a cushion if the insurer suffers a financial setback because of the inherent risks in the insurer’s operations. These risks include losses that we may incur as the result of defaults on the payment of interest or principal on our General Account assets—e.g., bonds, mortgages, general real estate investments, and stocks—as well as the loss in market value of these investments.

We continue to evaluate our investment portfolio to mitigate market risk and actively manage the investment in that portfolio.

The MassMutual financial information in the SAI includes a more detailed discussion of the risks inherent in our General Account assets. We encourage both existing and prospective Owners to read and understand our financial statements.

The Separate Account

We established Massachusetts Mutual Variable Annuity Separate Account 4 (“Separate Account”) as a separate account under Massachusetts law on July 9, 1997. The Separate Account is registered with the SEC as a unit investment trust under the 1940 Act.

The Separate Account holds the assets that underlie the Contracts (and certain other contracts that we issue), except any assets allocated to our General Account. We keep the Separate Account assets separate from the assets of our General Account and other separate accounts. The Separate Account is divided into Sub-Accounts, each of which invests exclusively in a single Fund.

We own the assets of the Separate Account. We credit gains to, or charge losses against, the Separate Account, whether or not realized, without regard to the performance of other investment accounts. The Separate Account’s assets may not be used to pay any of our liabilities other than those arising from the Contracts (or other contracts that we issue and that are funded by the Separate Account). If the Separate Account’s assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account. The obligations of the Separate Account are not our generalized obligations and will be satisfied solely by the assets of the Separate Account.

We reserve the right, subject to compliance with applicable federal securities laws and regulations and any other federal or state law, to make certain changes to the structure and operation of the Separate Account, including, among other things:

•	eliminate, combine or add Sub-Accounts;
•	combine the Separate Account or any Sub-Account(s) with one or more different separate account(s) or Sub-Account(s);
•	close existing Sub-Accounts to allocations of new Purchase Payments and Contract Value by current or new Owners;
•	transfer assets of the Separate Account or any Sub-Account that we may determine to be associated with the class of contracts in which the Contract belongs to another separate account or Sub-Account;
•	operate the Separate Account as a management investment company under the 1940 Act, or as any other form permitted by law;
•	add or remove Funds or Fund classes in which the Sub-Accounts invest; and
•	substitute a new Fund for a Fund in which a Sub-Account currently invests (new or substitute Funds may have different fees and expenses).

We will not eliminate or combine existing Sub-Accounts, or substitute any Funds in which the Sub-Accounts invest without any necessary prior approval of the appropriate state or federal regulatory authorities, and we will notify you of any such changes. We also will notify you when we add or remove Funds as investment choices under the Contract.

The Funds

The following Funds are available as investment choices under the Contract. If your Contract Value is allocated to a Fund, your Contract Value will be influenced by the investment performance of that Fund. There is no assurance that any of the Funds will achieve their stated objective(s).

These Funds are only available to insurance company separate accounts and qualified retirement plans, are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names and investment goals and policies that are sold directly to the public. While a Fund may have many similarities to these other publicly available mutual funds, you should not expect the investment results of the Fund to be the same as the investment results of those publicly available mutual funds. We do not guarantee or make any representation that the investment results of the Funds will be comparable to the investment results of any other mutual fund, even a mutual fund with the same investment adviser or manager.

You can find more detailed information about the Funds, including a description about their management, investment objectives, expenses, and potential risks, in the prospectuses for the Funds. The Fund prospectuses should be read in conjunction with this prospectus before you invest. You can obtain a copy of the Fund prospectuses by contacting our Service Center. Note: If you received a summary prospectus for a Fund listed below, please follow the directions on the first page of the summary prospectus to obtain a copy of the full Fund prospectus.

Fund Type	Investment Funds in Which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Asset Allocation
	MML Aggressive Allocation Fund (Service Class) [1], 2, 3	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML American Funds® Core Allocation Fund (Service Class I) [1]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Balanced Allocation Fund (Service Class) [1], 2, 3	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Conservative Allocation Fund (Service Class) [1], 2, 3	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Growth Allocation Fund (Service Class) [1], 2, 3	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Moderate Allocation Fund (Service Class) [1], 2, 3	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
Money Market
	MML Money Market Fund (Initial Class) [4]	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
Fixed Income
	MML Dynamic Bond Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: DoubleLine Capital LP
	MML High Yield Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
	MML Inflation-Protected and Income Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
	MML Managed Bond Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
	MML Short-Duration Bond Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
	MML Total Return Bond Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Metropolitan West Asset Management, LLC

Fund Type	Investment Funds in Which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Fixed Income (continued)
	Oppenheimer Global Strategic Income Fund/VA (Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
Balanced
	MML Blend Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Babson Capital Management LLC
Large Cap Value
	MML Equity Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Advisers: OppenheimerFunds, Inc. and Loomis, Sayles & Company, L.P.
	MML Equity Income Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Fundamental Value Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company, L.L.P.
	MML Income & Growth Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: BlackRock Investment Management, LLC
Large Cap Blend
	Fidelity® VIP Contrafund® Portfolio (Service Class 2)	Adviser: Fidelity Management & Research Company Sub-Adviser: FMR Co., Inc.
	MML Focused Equity Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Harris Associates L.P.
	MML Growth & Income Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Massachusetts Financial Services Company
	Oppenheimer Main Street Fund®/VA (Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
Large Cap Growth
	MML American Funds® Growth Fund (Service Class I) [5]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Blue Chip Growth Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Fundamental Growth Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Wellington Management Company, L.L.P.
	MML Large Cap Growth Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Rainier Investment Management, LLC
Small/Mid-Cap Value
	MML Mid Cap Value Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: American Century Investment Management, Inc.
	MML Small Company Value Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Small/Mid Cap Value Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: AllianceBernstein L.P.

Fund Type	Investment Funds in Which the Sub-Accounts Purchase Shares	Investment Fund’s Adviser and Sub-Adviser
Small/Mid-Cap Blend
	MML Small Cap Equity Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: OppenheimerFunds, Inc.
Small/Mid-Cap Growth
	MML Mid Cap Growth Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: T. Rowe Price Associates, Inc.
	MML Small Cap Growth Equity Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Advisers: Waddell & Reed Investment Management Company and Wellington Management Company, LLP
	Oppenheimer Discovery Mid Cap Growth Fund/VA (Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
International/Global
	MML American Funds® International Fund (Service Class I) [5]	Adviser: MML Investment Advisers, LLC Sub-Adviser: N/A
	MML Foreign Fund (Service Class)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Templeton Investment Counsel, LLC
	MML Global Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Massachusetts Financial Services Company
	MML International Equity Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: Harris Associates L.P.
	MML Strategic Emerging Markets Fund (Service Class I)	Adviser: MML Investment Advisers, LLC Sub-Adviser: OppenheimerFunds, Inc.
	Oppenheimer Global Fund/VA (Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
	Oppenheimer International Growth Fund/VA (Service)	Adviser: OFI Global Asset Management, Inc. Sub-Adviser: OppenheimerFunds, Inc.
Specialty
	Ivy Funds VIP Asset Strategy (Class A) [3]	Adviser: Waddell & Reed Investment Management Company Sub-Adviser: N/A
	MML Managed Volatility Fund (Service Class) [2,3]	Adviser: MML Investment Advisers, LLC Sub-Adviser: Gateway Investment Advisers, LLC
	Oppenheimer Diversified Alternatives Fund/VA (Service) [3]	Adviser: OFI Global Asset Management, Inc. Sub-Advisers: OppenheimerFunds, Inc. / Cornerstone Real Estate Advisers LLC / OFI SteelPath, Inc.

1	These are funds-of-funds investment choices. They are known as funds-of-funds because they invest in other underlying funds. A Fund offered in a fund-of-funds structure may have higher expenses than a direct investment in the underlying funds because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying funds in which it invests.

2	Funds that utilize a hedged equity strategy seek to capture the majority of the returns associated with equity market investments, while exposing investors to less risk than typically associated with equity investments. By employing a hedged equity strategy, a Fund invests in a broadly diversified portfolio of common stocks, and uses an index option-based risk management strategy designed to limit the amount of losses the Fund may incur at any one time. Although an investment in such a Fund may have the effect of mitigating declines in your Contract Value in the event of a significant decline in equity market valuations, the Fund may also experience lower long-term returns than a Fund that did not employ a hedged equity strategy. As a result of the Fund’s employment of a hedged equity strategy, an investment in the Fund may contribute to your Contract Value increasing to a lesser degree than would have been the case if the Fund had not employed a hedged equity strategy. This may deprive you of some of the benefit of increases in equity market values under your Contract and may also result in a decrease in the value of your Contract. In addition, there is no guarantee that the Fund’s hedged equity strategy will achieve its intended effect, or that it will work as effectively as intended.

The MML Asset Allocation Funds currently invest in a number of Funds, one of which employs a hedged equity strategy. Please see the Funds’ prospectuses for more information about the Funds’ objective and strategies.

3	Certain Funds invest in positions that emphasize alternative investment strategies and/or nontraditional asset classes. Alternative investment strategies may be riskier than traditional investment strategies and may involve leverage or use various complex hedging techniques, like options and derivatives. These alternative investments create a mix of strategies that offers potential diversification benefits beyond traditional investment strategies.

4	An investment in the MML Money Market Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to maintain a stable net asset value per share, it is possible to lose money by investing in the Fund. The yield of this Fund may become very low during periods of low interest rates. After deduction of Separate Account charges, the yield in the division that invests in this Fund could be negative.

5	The Fund is a “feeder” fund, meaning that it does not buy investment securities directly, but instead invests in shares of a corresponding “master” fund, which in turn purchases investment securities. A Fund offered in a master-feeder structure may have higher expenses than those of a Fund which invests directly in securities because the “feeder” fund bears its own expenses in addition to those of the “master” fund. You should read the Fund prospectus for more information about this “feeder” fund.

Conflicts of Interest.  The Funds available with this Contract may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Separate Account and other separate accounts of MassMutual. Although we do not anticipate any disadvantages to this, it is possible that a material conflict may arise between the interests of the Separate Account and one or more of the other separate accounts participating in the Funds. A conflict may occur, for example, as a result of a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Owners and payees and those of other insurance companies, or some other reason. In the event of a conflict of interest, we will take whatever steps are necessary to protect Owners and payees, including withdrawing the Separate Account from participation in the Funds involved in the conflict or substituting shares of other funds.

We do not recommend or endorse any particular Fund, and we do not provide investment advice. You are responsible for choosing the Funds, and the amounts allocated to each, that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because many Funds have similar names, be sure to state or write the full name of the Sub-Account when providing your allocation instructions to ensure that your allocation instructions are in Good Order. You bear the risk of any decline in your Contract Value resulting from the performance of the Funds that you choose.

Selection of Funds.  When we select the Funds offered through this Contract, we consider various factors, including, but not limited to, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, performance, and the capabilities and qualifications of each investment firm. We may also consider whether the fund, its service providers (e.g., the investment adviser or sub-advisers), or its affiliates will make payments to us or our affiliates in connection with certain administrative, marketing, and support services, or whether affiliates of the fund can provide marketing and distribution support for sales of the Contracts. (For additional information on these arrangements, please refer to the section entitled “Compensation We Receive from Funds, Advisers and Sub-Advisers.”) We review the Funds periodically and may remove a Fund, or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that a Fund no longer satisfies one or more of the selection criteria, and/or if the Fund has not attracted significant allocations from Owners.

The DCA Fixed Account

We offer one fixed account as an investment choice under the Contract: a fixed account for dollar cost averaging (the “DCA Fixed Account”). Purchase Payments allocated to the DCA Fixed Account become part of our General Account which supports insurance and annuity obligations. The General Account has not been registered under the 1933 Act nor the 1940 Act because of exemptive and exclusionary provisions. Accordingly, neither the General Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. The SEC staff has not reviewed the disclosures in this prospectus which relate to the DCA Fixed Account or the General Account. Disclosures regarding the DCA Fixed Account or the General Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in this prospectus.

If you are participating in the DCA Fixed Account, the following other features are not available to you: the Automatic Rebalancing Program, the Separate Account Dollar Cost Averaging Program, and the Guaranteed Minimum Accumulation Benefit.

Description.  The DCA Fixed Account is a fixed account from which assets are systematically transferred to any Sub-Account(s) you select. During the Accumulation Phase, you may choose to have your Purchase Payments allocated to the DCA Fixed Account for the period of the DCA Fixed Account term (the “DCA Term”). Your election must be in writing.

DCA Term.  The scheduled term for the DCA Fixed Account will be for either six (6) or twelve (12) months beginning with the receipt of a new Purchase Payment. You may elect only one DCA Term at any time.

To the extent permitted by law, we reserve the right to change the duration of the DCA Term offered in the future. We reserve the right to reject Purchase Payments into the DCA Fixed Account and discontinue offering the DCA Fixed Account.

Your DCA Term will terminate:

•	if you withdraw the total Contract Value;
•	upon payment of the death benefit;
•	on your Annuity Date if you elect to make an allocation to the DCA Fixed Account, but your Annuity Date will occur prior to the end of that scheduled DCA Term;
•	if you apply your entire Contract Value to an Annuity Option; or
•	if we receive from you a Written Request or request over the telephone to terminate the program at our Service Center prior to the next transfer date.

How to Participate in the DCA Fixed Account.  You can elect the DCA Fixed Account at the time your Contract is issued or at a later date by submitting a Written Request and applying a Purchase Payment of at least $5,000 to a DCA Term. We reserve the right to reject Purchase Payments to be allocated to the DCA Fixed Account for any reason at our sole discretion. You cannot transfer current Contract Value into the DCA Fixed Account.

You may apply additional Purchase Payments to the current DCA term; however, those additional Purchase Payments will be added to the amount in the current DCA Term and will participate only in the remaining period of the current DCA Term.

DCA Transfers.  Except for scheduled DCA Fixed Account transfers, no transfers may be made from the DCA Fixed Account before the expiration of the DCA Term. DCA Fixed Account transfer payments will be made on the scheduled transfer payment dates. If a scheduled transfer payment date is not a Business Day, the transfer will be made on the next Business Day.

DCA Fees.  We currently do not impose any fees in connection with the DCA Fixed Account; however, we reserve the right to assess a fee for processing transactions under the DCA Fixed Account in the future.

DCA Interest Rate.  We periodically set the interest rate we credit to the DCA Fixed Account for a new DCA Term; however, the interest rate in effect on the date your DCA Term begins is the interest rate we will credit for your entire DCA Term. The interest rate we credit will not be less than the minimum rate allowed by the state in which we issue your Contract.

Suspension or Deferral of Payments.  We reserve the right to suspend or postpone payments for a withdrawal or transfer from the DCA Fixed Account for a period of up to six months, subject to state insurance department approval, if applicable.

Compensation We Receive from Funds, Advisers and Sub-Advisers

Compensation We Receive from Advisers and Sub-Advisers.  We and certain of our insurance affiliates receive compensation from the advisers and sub-advisers to some of the Funds. We may use this compensation for any corporate purpose, including paying expenses that we incur in promoting, issuing, distributing and administering the Contract, and in providing services on behalf of the Funds in our role as intermediary to the Funds. The amount of this compensation is determined by multiplying a specified annual percentage rate by the average net assets held in that Fund that are attributable to the variable annuity and variable life insurance products issued by us and our affiliates that offer the particular Fund (MassMutual’s variable contracts). These percentage rates differ, but currently do not exceed 0.25%. Some advisers and sub-advisers pay us more than others; some do not pay us any such compensation.

The compensation is not reflected in the Fund’s expenses because this compensation is not paid directly out of the Funds’ assets. However, these payments may be derived, in whole or in part, from the advisory fee deducted from fund assets. Owners, through their indirect investment in the Funds, bear the costs of these advisory fees (see the Funds’ prospectuses for more information).

In addition, we may receive fixed dollar payments from the advisers and sub-advisers to certain funds so that the adviser and sub-adviser can participate in sales meetings conducted by MassMutual. Attending such meetings provides advisers and sub-advisers with opportunities to discuss and promote their funds. For a list of the funds whose advisers and sub-advisers currently pay such compensation, visit www.massmutual.com/legal/compagreements or call our Service Center at the number shown on page 1 of this prospectus.

Compensation We Receive from Funds.  We and certain of our affiliates also receive compensation from certain Funds pursuant to Rule 12b-1 under the 1940 Act. This compensation is paid out of the Fund’s assets and may be as much as 0.25% of the average net assets of an underlying fund which are attributable to MassMutual’s variable contracts. This compensation is specified as 12b-1 fees in the “Table of Fees and Expenses – Annual Fund Operating Expenses.” An investment in a Fund with a 12b-1 fee will increase the cost of your investment in this Contract.

Compensation and Fund Selection.  The compensation that we receive may be significant and we may profit from this compensation. Additionally, when selecting the funds that will be available with MassMutual’s variable contracts, we consider the amount of compensation that we receive from the funds, their advisers, sub-advisers, or their distributors along with the funds’ name recognition, asset class, the managers’ reputation, and fund performance. We offer certain funds through the Contract at least in part because they are managed by us or an affiliate.

Ownership

Owner

In this prospectus, “you” and “your” refer to the Owner of the Contract. The Owner is named at the time you apply for a Contract. The Owner can be an individual or non-natural person (e.g., a corporation, limited liability company, partnership or certain other entities). The Owner must be at least the age of majority in the state the Contract is issued, and may not be older than age 75 on the Issue Date. The maximum issue age for the Contract and certain of its additional features may be reduced in connection with the offer of the Contract through certain broker-dealers. You should discuss this with your registered representative. See the “Guaranteed Minimum Accumulation Benefit” for age limits applicable to that feature.

If your Contract is non-qualified and owned by a non-natural person, the Contract will generally not be treated as an annuity for tax purposes. This means that gain in the Contract will be taxed each year while the Contract is in the Accumulation Phase. This treatment is not generally applied to a Contract held by a trust or other entity as an agent for a natural person. Before purchasing a Contract to be owned by a non-natural person or before changing ownership on an existing Contract that will result in it being owned by a non-natural person, you should consult a tax adviser to determine the tax impact. See “Taxes – Non-Natural Owner.”

As the Owner of the Contract, you exercise all rights under the Contract. On or after the Annuity Date, you continue as the Owner. You may change the Owner of a non-qualified Contract, other than a Contract held as a non-qualified beneficiary annuity, at any time by Written Request. However, you may not change the Owner(s) without our approval. We will refuse or accept any requested change on a non-discriminatory basis.

The change will take effect on the date the Written Request is signed, unless you specify otherwise. We will not be liable for any payment made or action taken prior to our receipt and approval of the Written Request. A change of Owner that we allow will automatically revoke any prior designation of Owner. Changing the Owner may result in tax consequences.

Contracts under qualified plans generally must be held by the plan sponsor or plan trustee. Except for Keogh plans and Individual Retirement Annuities (“IRAs”), an individual cannot be the Owner of a Contract held to fund a qualified plan. Therefore, the individuals covered by the qualified plan have no ownership rights.

Joint Owner

The Contract can be owned by Joint Owners. The Joint Owner must be at least the age of majority in the state the Contract is issued, and may not be older than age 75 on the Issue Date. See “Guaranteed Minimum Accumulation Benefit” for age limits applicable to that feature.

If this Contract is jointly owned, we will use the age of the oldest Owner to determine all applicable benefits. If there are Joint Owners, we require authorization from both Owners for all transactions. This Contract cannot be jointly owned if an owner is a non-natural person or by more than two (2) individuals.

Annuitant

The Annuitant is the person(s) on whose life (or lives, in the case of Joint Annuitants) we base Annuity Payments. You designate the Annuitant(s) at the time of application. A Contract may not have more than two Annuitants. There is no minimum age applicable to the Annuitant or Joint Annuitants; however, the Annuitant must be at least 18 on the Annuity Date in order for you to elect a life contingent Annuity Option. Annuitants may not be older than age 75 on the Issue Date. See “Guaranteed Minimum Accumulation Benefit” for age limits applicable to that feature. You may change the Annuitant(s)

before the Annuity Date, subject to our approval. However, the Annuitant(s) may not be changed on a Contract owned by a non-natural person unless the Contract is owned by a qualified plan. The Annuitant cannot be changed if the Contract is a non-qualified beneficiary annuity or an individually owned qualified Contract. We will use the age of the oldest Annuitant to determine all applicable benefits under a contract owned by a non-natural person.

The Annuitant may not be changed nor may an Annuitant be added after the Annuity Date on any portion of the Contract Value that has been applied to an Annuity Option. Any change of an Annuitant must be made by Written Request. An approved change will take effect on the date the Written Request is signed, unless you specify otherwise. We will not be liable for any payment made or action taken prior to our receipt of the Written Request. A change of Annuitant that we allow will automatically revoke any prior designation of Annuitant.

Beneficiary

The beneficiary is the person(s) or entity(ies) you name to receive any death benefit. You name the beneficiary at the time of application. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If you name an irrevocable beneficiary but choose to change the beneficiary, you must get written authorization from the irrevocable beneficiary on our form in Good Order to our Service Center.

If you are married and your Contract is issued under an ERISA plan, your ability to name a primary beneficiary other than your spouse is restricted. If the Owner is a non-natural person, the Owner must be the sole primary Beneficiary unless we allow otherwise.

Non-Qualified Beneficiary Annuity

A non-qualified beneficiary annuity, also referred to as a “non-qualified stretch” or an inherited non-qualified annuity, is an annuity contract that is held for the benefit of the beneficiary of a deceased annuity contract owner in order to distribute death proceeds of a non-qualified annuity to the beneficiary over that beneficiary’s life expectancy in accordance with the required distribution rules of IRC section 72(s). If a Contract is purchased as a non-qualified beneficiary annuity, the death benefit provisions will be applied as if the Owner is deceased and the beneficiary has elected death benefit payout Option 4. Refer to the “Death Benefit Payment Options During the Accumulation Phase” section for more information.

Eligibility Requirements/Restrictions for a Contract purchased as a Non-Qualified Beneficiary Annuity:

•	The annuity contract will be titled in the beneficiary’s name as beneficiary of the deceased Owner, and cannot be transferred. The beneficiary must be the annuitant, and the annuitant cannot be changed.
•	Distributions must begin within one year of the Owner’s death. Required distributions will be calculated based on the beneficiary’s life expectancy as determined under the applicable IRS table, and will be withdrawn from each Sub-Account and/or the DCA Fixed Account, if applicable, in the ratio that your value in each bears to your Contract Value.
•	Distributions required under IRC section 72(s) must be made at least annually through a systematic withdrawal program (“SWP”) that we administer.
•	Any withdrawals from a contract issued as a non-qualified beneficiary annuity in excess of the minimum required distributions made under our SWP program may be subject to a contingent deferred sales charge.
•	The source of the funds used to purchase the Contract must be a 1035 exchange of (i) death benefit proceeds payable to the beneficiary under a non-qualified annuity contract, or (ii) a non-qualified beneficiary annuity contract under which the beneficiary is currently taking required distributions based upon his or her life expectancy in accordance with IRC section 72(s)(2).
•	Additional Purchase Payments cannot be applied to the Contract.
•	Joint ownership is not allowed.
•	Upon the death of the annuitant, a death benefit, under the terms of the Contract, will be paid to the succeeding beneficiary in a lump sum or over the annuitant’s remaining life expectancy as determined under the applicable IRS table.
•	The Guaranteed Minimum Accumulation Benefit is not available.
•	A contract may only be purchased as a non-qualified beneficiary annuity by the beneficiary of the contract owner whose death triggered the required distribution requirements of section 72(s). A contract may not be purchased by a successor beneficiary as a “second generation” non-qualified beneficiary annuity.
•	A non-qualified beneficiary annuity cannot be purchased by a beneficiary that is a non-natural person.

You should consult a qualified tax adviser for advice prior to establishing a Non-Qualified Beneficiary Annuity.

Beneficiary IRA

Beneficiary, Inherited, Legacy or “Stretch” IRAs are all terms used to describe an IRA that is used exclusively to distribute death proceeds of an IRA or other qualified investment to the beneficiary over that beneficiary’s life expectancy in order to meet the RMD rules of IRC section 401(a)(9). If a Contract is purchased as a Beneficiary IRA, the death benefit provisions will be applied as if the IRA Owner is deceased and the beneficiary has elected death benefit payout Option 4. Refer to the “Death Benefit Payment Options During the Accumulation Phase” section for more information.

Eligibility Requirements/Restrictions for a Contract purchased as a Beneficiary IRA:

•	The annuity contract will be titled in the beneficiary’s name as beneficiary of the deceased Owner. The beneficiary must be the annuitant, and the annuitant cannot be changed.
•	For non-spousal Beneficiary IRAs, RMDs must begin by December 31st of the year following the year of the date of the Owner’s death. For spousal Beneficiary IRAs, RMDs may be deferred until the year the original Owner would have attained age 70 1⁄2. The RMD amount will generally be calculated based on the beneficiary’s life expectancy and will be withdrawn from each Sub-Account and/or the DCA Fixed Account, if applicable, in the ratio that your value in each bears to your Contract Value. If the original Owner died after attaining age 70 1⁄2 and was younger than the beneficiary, the RMD amount will be calculated based on the original Owner’s life expectancy in the year of his or her death.
•	If the beneficiary is a trust, a contract may only be purchased as a Beneficiary IRA if the trust qualifies as a “see-through” trust. For see-through trusts, required minimum distributions must be calculated based upon the life expectancy of the oldest trust beneficiary and the oldest trust beneficiary must be the annuitant. In order to be a see-through trust, the trust must be valid under state law and be irrevocable, and all beneficiaries, current and future, must be identifiable from the trust instrument. If any beneficiary of the trust is not an individual, the trust is not a see-through trust and cannot establish a Beneficiary IRA.
•	RMDs must be made at least annually through a SWP that we administer.
•	Any withdrawals from a contract issued as Beneficiary IRA in excess of the RMD made under our SWP program may be subject to a contingent deferred sales charge.
•	The source of funds to be invested must be from a traditional IRA, SEP IRA, SIMPLE IRA, Beneficiary IRA, TSA, 401(a) or a Qualified Employee Plan (includes Pension Plan, Money Purchase Pension Plan, Profit Sharing Plan, Keogh (HR10), Target Benefit Plan).
•	Additional contributions cannot be applied to a Beneficiary IRA.
•	Joint ownership is not allowed.
•	Upon the death of the annuitant of the Beneficiary IRA, a death benefit, under the terms of the Contract, will be paid to the succeeding beneficiary in a lump sum or over the annuitant’s remaining life expectancy as determined by the applicable IRS table.
•	No Guaranteed Minimum Accumulation Benefit is available.
•	A Contract may only be purchased as a Beneficiary IRA by the beneficiary of the IRA owner/qualified plan participant whose death triggered the RMD requirements of section 401(a)(9). A Contract may not be purchased as a “second generation” Beneficiary IRA by a successor beneficiary.

You should consult a qualified tax adviser for advice prior to establishing a Beneficiary IRA.

Purchasing a Contract

To purchase a Contract, you must submit your initial Purchase Payment to your registered representative or to us at our Service Center. Once we receive your initial Purchase Payment and the necessary information at our Service Center, we will credit your initial Purchase Payment to your Contract within two (2) Business Days. If you do not give us all of the information we need, we will notify you. When we receive all of the information we need, we will apply your initial Purchase Payment within two (2) Business Days. If we do not have the necessary information to issue your Contract within five (5) Business Days, then we will either return your Purchase Payment or ask your permission to retain your Purchase Payment until all the necessary information is received.

The date when we credit your initial Purchase Payment to your Contract is the Issue Date. We use the Issue Date to determine Contract Years and Contract Anniversaries.

Delay of Contract.  Our receipt of your initial Purchase Payment may be delayed because of circumstances outside of our control (for example, delays because of the failure of the selling broker-dealer or your registered representative to forward the Purchase Payment in Good Order to us promptly or because of delays in determining whether the Contract is suitable for you). Any such delays will affect when we can issue your Contract and when your initial Purchase Payment will be allocated among the investment choices under the Contract.

Purchase Payments

The minimum amount we accept for your initial Purchase Payment is:

•	$10,000 when the Contract is bought as a non-qualified contract; or
•	$5,000 if you are buying the Contract as a qualified contract.

Unless otherwise identified, you can make additional Purchase Payments to your Contract throughout the Accumulation Phase, subject to the conditions noted below. You can make additional Purchase Payments by sending payments to the appropriate lockbox (purchase payment processing service):

•	by check that clearly indicates your name and Contract number, mailed to:

First Class Mail

MassMutual Service Center

P.O. Box 758511

Topeka, KS 66675-8550

Overnight Mail

MassMutual Service Center

200 SW 6th Ave.

Topeka, KS 66603-3704

•	by Wire Transfer to:

UMB Bank

Kansas City, MO

ABA #101000695

Massachusetts Mutual Life Insurance Company

Account #9872009118

Reference: Annuity Contract #, Name (Your Name)

Additional Purchase Payments of less than $500 are subject to our approval. The maximum total Purchase Payments we will allow without home office approval is $1,500,000. In calculating the maximum, we will take into account the cumulative Purchase Payments on this Contract and multiple purchases of the Contract by the same Owner (whether as the sole Owner or Joint Owner), or with the same Annuitant (whether as the Annuitant or Joint Annuitant).

If you add more money to your Contract by making additional Purchase Payments, we will credit these amounts to your Contract on the Business Day we receive them and all necessary information, in Good Order, at our lockbox. If we receive your Purchase Payment at our lockbox on a non-Business Day or after the Business Day closes, we will credit the amount to your Contract effective the next Business Day.

We have the right to reject any application or Purchase Payment. We will exercise this right to respond to changes in market or economic conditions, regulatory requirements, or our financial condition. If we exercise this right, we will do so in the same manner for all Owners, and we will provide you with Written Notice of any change in procedures related to the refusal of Purchase Payments before such a change takes effect.

Automatic Investment Plan (AIP).  Under the AIP, you may authorize us to periodically draw funds from an account of your choosing (restrictions may apply) for the purpose of making Purchase Payments to your Contract. Contact our Service Center for information regarding setting up an AIP and any restrictions regarding use of AIP. If you participate in the AIP, the minimum additional Purchase Payment is $100. You may not elect the AIP if you have a GMAB in effect.

Allocation of Purchase Payments

When you purchase your Contract, we allocate your Purchase Payment to the Sub-Accounts that invest in the Funds that you have selected. Any allocations to the Sub-Accounts must be in whole percentages and must total 100%. If you make additional Purchase Payments, we will allocate them based on your current allocation instructions, unless you request a different allocation by sending us a Written Request.

If you have selected a GMAB, there are allocation restrictions. See the “Guaranteed Minimum Accumulation Benefit” for allocation restrictions applicable to that feature.

You may allocate Purchase Payments to the DCA Fixed Account, subject to conditions we may impose on such allocations. See the “DCA Fixed Account” for allocation restrictions applicable to that feature.

Contract Value

Your Contract Value is the sum of your values in the Sub-Accounts and the DCA Fixed Account.

The value of your investments in the Separate Account will vary depending on the investment performance of the Funds you choose. In order to keep track of your Contract Value in the Separate Account, we use a unit of measure called an Accumulation Unit.

Any Contract Value allocated to the DCA Fixed Account will be credited with a fixed interest rate.

Accumulation Units.  Every Business Day we determine the value of an Accumulation Unit for each of the Sub-Accounts. Changes in the Accumulation Unit value reflect the investment performance of the Fund as well as deductions for insurance and other charges. The value of an Accumulation Unit may go up or down from Business Day to Business Day.

When you make a Purchase Payment, we credit your Contract with Accumulation Units. We determine the number of Accumulation Units to credit by dividing the amount of the Purchase Payment allocated to a Sub-Account by the value of the Accumulation Unit for that Sub-Account. When you make a withdrawal, we deduct from your Contract Accumulation Units representing the withdrawal amount.

We calculate the value of an Accumulation Unit for each Sub-Account after the Close of Business each Business Day. Any change in the Accumulation Unit value will be reflected in your Contract Value.

Example.

On Monday we receive an additional Purchase Payment of $5,000 from you. You have told us you want this to go to the MML Managed Bond Sub-Account. When the New York Stock Exchange closes on that Monday, we determine that the value of an Accumulation Unit for the MML Managed Bond Sub-Account is $13.90. We then divide $5,000 by $13.90 and credit your Contract on Monday night with 359.71 Accumulation Units for the MML Managed Bond Sub-Account.

Right to Cancel Your Contract

You have a right to examine your Contract. If you change your mind about owning your Contract, you can cancel it within ten (10) calendar days after receiving it. However, this time period may vary by state. When you cancel the contract within this time period, we will not assess a Contingent Deferred Sales Charge. Unless your state has other requirements, you will receive back your Contract Value plus any fees or charges previously deducted from your Purchase Payments as of the Business Day we receive your Written Request in Good Order at our Service Center, and your Contract will be terminated. If state law requires us to return the amount of your Purchase Payments, then we will return the greater of: (i) the full amount of any Purchase Payment(s) or (ii) your Contract Value plus any fees or charges previously deducted from your Purchase Payments. If you purchase this Contract as an IRA, we will return the greater of your Purchase Payments less any withdrawals you took, or the Contract Value plus any fees or charges previously deducted from your Purchase Payments.

Transfers and Transfer Programs

General Overview

We have the right to terminate, suspend, or modify the transfer and transfer program provisions described in this prospectus.

Generally, you can transfer all or part of your Contract Value among investment choices. However, there are restrictions that are detailed later in this section. You can make transfers by telephone or by other authorized means. To make transfers other than by telephone you must submit a Written Request. We will use reasonable procedures to confirm that instructions given to us are genuine. We may record all telephone instructions.

Your transfer is effective at the Close of Business on the Business Day we receive your Written Request, in Good Order, at our Service Center. If we receive your transfer request at our Service Center in Good Order on a non-Business Day or after Close of Business, your transfer request will be effective on the next Business Day.

Transfers During the Accumulation Phase

You may transfer all or part of your Contract Value allocated to a Sub-Account. You can make a transfer to or from any Sub-Account. See the “Guaranteed Minimum Accumulation Benefit” for transfer restrictions applicable to that feature. During the Accumulation Phase, we do not assess a transfer fee. However, we reserve the right to only allow twelve (12) free transfers per calendar year and to charge $20 for each additional transfer in excess of twelve. We waive these requirements if the transfer is made in connection with the Automatic Rebalancing Program, Separate Account Dollar Cost Averaging, or DCA Fixed Account.

Currently, we do not restrict the amount you can transfer during the Accumulation Phase. However, we reserve the right to impose a minimum transfer requirement of $1,000. Currently, we do not require that a minimum balance remains in a Sub-Account after a transfer. However, we reserve the right to require that $1,000 remain in the Sub-Account after a transfer unless you transfer your entire Contract Value in the Sub-Account.

You must clearly indicate the amount and the names of the investment choices from and to which you wish to transfer.

Transfers During the Annuity Phase

Transfers are not allowed during the Annuity Phase.

Transfer Programs

For detailed rules and restrictions pertaining to these programs and instructions for electing a program contact our Service Center.

Overview.  We currently offer the following transfer programs: Separate Account Dollar Cost Averaging Program and Automatic Rebalancing Program.

•	These programs are only available during the Accumulation Phase of your Contract.
•	You may participate only in one of these programs at any one time.
•	You may not participate in these programs if you have a current election in the DCA Fixed Account.
•	You may not participate in these programs while a GMAB is in effect.
•	We do not charge you for participation in these programs, though we reserve the right to charge for the programs in the future.

Separate Account Dollar Cost Averaging Program.  This program allows you to systematically transfer a set amount from a Sub-Account to any of the other Sub-Account(s). By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. Dollar cost averaging does not assure a profit and does not protect you against loss in declining markets. Since dollar cost averaging involves continuous investment in securities regardless of fluctuating price levels of such securities, you should consider your financial ability to continue the program through periods of fluctuating price levels.

Your Separate Account Dollar Cost Averaging Program will terminate:

•	if you withdraw the total Contract Value;
•	upon payment of the death benefit;
•	if the last transfer you selected has been made;
•	if there is insufficient Contract Value in the selected Sub-Account to make the transfer; or
•	if we receive from you a Written Request to terminate the program at our Service Center prior to the next transfer date.

Automatic Rebalancing Program.  Over time, the performance of each Sub-Account may cause your allocation to shift from your original allocation. You can direct us to automatically rebalance your Contract Value allocated to the Sub-Accounts in order to return to your original percentage allocations by selecting our Automatic Rebalancing Program.

This program will terminate:

•	if you withdraw the total Contract Value;
•	upon payment of the death benefit;
•	if we receive any unscheduled transfer request; or
•	if we receive from you a Written Request to terminate the program at our Service Center prior to the next transfer date.

Limits on Frequent Trading and Market Timing Activity

This Contract and its investment choices are not designed to serve as vehicles for what we have determined to be frequent trading or market timing trading activity. We consider these activities to be abusive trading practices that can disrupt the management of a Fund in the following ways:

•	by requiring the Fund to keep more of its assets liquid rather than investing them for long-term growth, resulting in lost investment opportunity; and
•	by causing unplanned portfolio turnover.

These disruptions, in turn, can result in increased expenses and can have an adverse effect on Fund performance that could impact all Owners and beneficiaries under the Contract, including long-term Owners who do not engage in these activities. Therefore, we discourage frequent trading and market timing trading activity and will not accommodate frequent transfers of Contract Value among the Funds. Organizations and individuals that intend to trade frequently and/or use market timing investment strategies should not purchase this Contract.

We have adopted policies and procedures to help us identify those individuals or entities that we determine may be engaging in frequent trading and/or market timing trading activities. We monitor trading activity to uniformly enforce those procedures. However, those who engage in such activities may employ a variety of techniques to avoid detection. Our ability to detect frequent trading or market timing may be limited by operational or technological systems, as well as by our ability to predict strategies employed by Owners (or those acting on their behalf) to avoid detection. Therefore, despite our efforts to prevent frequent trading and the market timing of Funds among the Sub-Accounts of the Separate Account, there can be no assurance that we will be able to identify and curtail every instance of trading of those who trade frequently or those who employ a market timing strategy or those who act as intermediaries on behalf of such persons. Moreover, our ability to discourage and restrict frequent trading or market timing may be limited by decisions of state regulatory bodies and court orders that we cannot predict.

In addition, some of the Funds are available with variable products issued by other insurance companies. We do not know the effectiveness of the policies and procedures used by these other insurance companies to detect frequent trading and/or market timing. As a result of these factors, the Funds may reflect lower performance and higher expenses across all Contracts as a result of undetected abusive trading practices.

If we, or any investment adviser to any of the Funds available with this Contract, determine that an Owner’s transfer patterns reflect frequent trading or employment of a market timing strategy, we will not allow the Owner to submit transfer requests by overnight mail, facsimile transmissions, the telephone, our website, or any other type of electronic medium. Additionally, we may reject any single trade that we determine to be abusive or harmful to the Fund. Orders for the purchase of Fund shares may be subject to acceptance by the Fund. Therefore, we reserve the right to reject, without prior notice, any Fund transfer request if the investment in the Fund is not accepted for any reason.

The Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Funds describe the Funds’ frequent trading and market timing policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. We have entered into a written agreement, as required by SEC regulation, with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and to execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the frequent trading or market timing policies established by the Fund.

Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Funds generally are “omnibus” orders from intermediaries, such as retirement plans or Separate Accounts funding variable insurance Contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable Contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Funds in their ability to apply their frequent trading or market timing policies and procedures. It may also require that we restrict or prohibit further purchases or transfers as requested by a Fund on all Contracts owned by an Owner whose trading activity under one variable Contract has violated a Fund’s frequent trading or market timing policy. If a Fund believes that an omnibus order reflects one or more transfer requests from Owners engaged in frequent trading or market timing activity, the Fund may reject the entire omnibus order.

We will notify you in writing if we reject a transfer or if we implement a restriction due to frequent trading or the use of market timing investment strategies. If we do not accept a transfer request, no change will be made to your allocations per that request. We will then allow you to resubmit the rejected transfer by regular mail only.

Additionally, we may in the future take any of the following restrictive actions that are designed to prevent the employment of a frequent trading or market timing strategy:

•	not accept transfer instructions from an Owner or other person authorized to conduct a transfer;
•	limit the number of transfer requests that can be made during a Contract Year; and
•	require the value transferred into a Fund to remain in that Fund for a particular period of time before it can be transferred out of the Fund.

We will apply any restrictive action we take uniformly to all Owners we believe are employing a frequent trading or market timing strategy. These restrictive actions may not work to deter frequent trading or market timing activity.

We reserve the right to revise our procedures for detecting frequent trading and/or market timing at any time without prior notice if we determine it is necessary to do so in order to better detect frequent trading and/or market timing, to comply with state or federal regulatory requirements, or to impose different restrictions on frequent traders and/or market timers. If we modify our procedures, we will apply the new procedure uniformly to all Owners.

Withdrawals

Your ability to take a withdrawal may be restricted by certain provisions of the Internal Revenue Code. Furthermore, if your Contract is issued under a qualified plan, your ability to take a withdrawal may be restricted by your plan documents. Income taxes, tax penalties, a Contingent Deferred Sales Charge (CDSC) and certain restrictions may apply to any withdrawal you make.

During the Accumulation Phase you may make either partial or full withdrawals of your Contract Value. When making a partial withdrawal, you must withdraw at least $100 or your entire Contract Value in a Sub-Account, if less. We reserve the right to increase the minimum withdrawal amount to $500. In addition, you may make a partial Withdrawal only if at least $2,000 in Contract Value remains following the partial withdrawal, unless the payment is under a Systematic Withdrawal Program and the withdrawal is a minimum required distribution. Otherwise, you may only make a full withdrawal. Unless you instruct us otherwise, we take any partial withdrawal proportionally from your Contract Value in your selected investment choices.

When a partial withdrawal is made from a Contract, we reflect the withdrawal as a pro rata reduction to the value of the Contract’s death benefit and to any elected GMAB. We describe this reduction under each feature’s description. After you withdraw your full Contract Value, the Contract terminates when there are no annuity payments remaining and does not provide a death benefit other than any death benefit that may be provided under any portion of your Contract that was previously applied to an Annuity Option. In addition, the GMAB (if elected) will terminate when you withdraw your full Contract Value.

We will generally pay any total or partial withdrawal to the Owner, unless you direct otherwise. If the Owner is a non-natural person, withdrawals will be paid to the Owner with the exception of required minimum distribution payments from a Contract owned by a qualified plan.

When you make a full withdrawal you will receive the value of your Contract:

•	less any applicable CDSC;
•	less any applicable Premium Tax;
•	less any applicable Annual Contract Maintenance Charge;
•	less any applicable GMAB charge; and
•	less any Purchase Payments we credited to your Contract that have not cleared the bank, until they clear the bank.

See “Appendix A – CDSC Example.”

Requests in Writing.  To request a withdrawal in writing, submit either our partial withdrawal or full withdrawal form in Good Order to our Service Center. If your withdrawal involves an exchange or transfer of assets to another financial institution, we also require a “letter of acceptance” from the financial institution.

Requests by Telephone.  You may request certain partial and full withdrawals by telephone. Contact our Service Center for details.

Withdrawal Effective Date.  For Written Requests, your withdrawal is effective on the Business Day we receive, in Good Order at our Service Center, our partial withdrawal or full withdrawal form, and, if applicable, a “letter of acceptance.” If we receive this/these item(s) at our Service Center on a non-Business Day or after the Close of Business, your withdrawal request will be effective on the next Business Day. For telephone requests, your withdrawal is effective on the Business Day we receive your call. For calls received after the close of the Business Day, your withdrawal will be effective on the next Business Day.

Delivery of Withdrawal Amount.  We will pay any withdrawal amount within seven (7) calendar days of the withdrawal effective date, unless we are required to suspend or postpone withdrawal payments. See “Other Information – Payments We Make.”

Partial Withdrawals Used to Pay Investment Advisory Fees.  Some Owners have their assets managed by one or more investment advisers. The investment advisers may assess a fee for their services. Their fees are specified in the respective account agreements and are separate from and in addition to the Contract fees and expenses described in this prospectus. Some Owners authorize their investment advisers to take one or more partial withdrawals from the Contract in order to collect advisory or investment management fees. Withdrawals taken from this Contract to pay such fees may be subject to income tax and/or tax penalties. We encourage you to determine whether engaging in this activity is appropriate for you.

Systematic Withdrawal Program.  For detailed rules and restrictions pertaining to this program and instructions for electing the program contact our Service Center.

The Systematic Withdrawal Program (“SWP”) allows you to set up automatic periodic withdrawals from your Contract Value. We currently do not charge you for participation in the SWP, but we reserve the right to charge in the future. We will take any withdrawal under this program proportionally from your Contract Value in your selected investment choices.

Your SWP will end:

•	if you withdraw your total Contract Value;
•	if we receive, in Good Order, a notification of the Owner’s death;
•	if we receive, in Good Order, a notification of the Annuitant’s death if the Owner is a non-natural person;
•	if we process the last withdrawal for the period you selected, if applicable;
•	if the next withdrawal will lower your Contract Value below the minimum Contract Value we allow following a partial withdrawal, unless your withdrawal is a minimum required distribution;
•	if you begin receiving Annuity Payments; or
•	if you give us a Written Request or request over the telephone, in Good Order, to terminate your program any time on or before the next withdrawal date. Note you may not request your SWP be terminated if your Contract is a Non-Qualified Beneficiary Annuity or a Beneficiary IRA.

Charges and Deductions

This section describes the charges and deductions we make under the Contract to compensate us for the services and benefits we provide, costs and expenses we incur and risks we assume. We may profit from the charges deducted and we may use any such profits for any purpose, including payment of marketing and distribution expenses. These charges and deductions reduce the return on your investment in the Contract.

Insurance Charges

Each Business Day we deduct asset-based charges from the assets of the Separate Account. We do this as part of our calculation of the value of the Accumulation Units and the Annuity Units. The insurance charge has two parts: (1) the mortality and expense risk charge and (2) the administrative charge.

Mortality and Expense Risk Charge.  The mortality and expense risk charge is for:

•	the mortality risk associated with the insurance benefits provided, including our obligation to make Annuity Payments after the Annuity Date regardless of how long all Annuitants live, the death benefits, and the guarantee of rates used to determine your Annuity Payments during the Annuity Phase; and
•	the expense risk that the current charges will be insufficient to cover the actual cost of administering the Contract.

Mortality and Expense Risk Charge
	When Charge is Deducted	Current (annual rate)	Maximum (annual rate)
B-Share	daily as a % of the daily value of the assets invested in each Sub-Account	[X.XX]%	[X.XX]%
L-Share	daily as a % of the daily value of the assets invested in each Sub-Account	[X.XX]% [1]	[X.XX]% [1]
1	After your 7th Contract Anniversary, the mortality and expense risk charge will be reduced to [ ]%. Note your share class will not change nor will your CDSC schedule assigned to each Purchase Payment. The B-share will retain the 7 year contingent deferred sales charge schedule. The L-share class will retain the 4 year contingent deferred sales charge schedule.

For all Contracts, if the amount of the charge is more than sufficient to cover the mortality and expense risk, we will make a profit on the charge. We may use this profit for any purpose, including the payment of marketing and distribution expenses for the Contract. If the mortality and expense risk charge is not sufficient to cover the mortality and expense risk, we will bear the loss.

Administrative Charge.  This charge reimburses us for the expenses associated with the administration of the Contract and the Separate Account. Some of these expenses are: preparation of the Contract, confirmations, annual reports and statements, maintenance of Contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs. This charge is calculated based on a percentage of the daily value of the assets invested in each Fund, after Fund expenses are deducted. The table below reflects the current and maximum charge.

Administrative Charge
When Charge is Deducted	Current (annual rate)	Maximum (annual rate)
daily as a % of the daily value of the assets invested in each Sub-Account	0.15%	0.15%

Annual Contract Maintenance Charge

This charge reimburses us for the costs of maintaining the Contract. We will deduct the Annual Contract Maintenance Charge proportionately from the Sub-Account(s) you have selected. The table below reflects the current and maximum charge.

Annual Contract Maintenance Charge
Contract Value at time charge is deducted	When Charge is Deducted	Current	Maximum
Less than $100,000	on each Contract Anniversary or full withdrawal, and on a pro-rated basis in the event you annuitize your entire Contract Value on a date other than a Contract Anniversary	$40	$[ ]
$100,000 or more		$0	$0

If you apply your entire Contract Value to an Annuity Option on any date other than your Contract Anniversary, we will deduct a pro-rated charge based on the ratio of (a) the total calendar days elapsed since the last Contract Anniversary, and (b) the total calendar days in the Contract Year.

Transfer Fee

Transfer Fee
	When Fee is Deducted	Current	Maximum
During Accumulation Phase Only	Upon each transfer	$0	Twelve (12) free transfers per calendar year; $20 per transfer for each additional transfer.

Contingent Deferred Sales Charge (CDSC)

We do not deduct a sales charge when we receive a Purchase Payment. However, we may assess a CDSC for withdrawals that exceed the free withdrawal amount. We use this charge to cover certain expenses relating to the sale of the Contract. The charge is a percentage of the Purchase Payments you withdraw that exceed the free withdrawal amount.

If we assess a CDSC, we will deduct it from the amount you withdraw.

Each Purchase Payment has its own CDSC schedule. The amount of the charge depends on the length of time between the date Purchase Payments were applied and the date of withdrawal. In addition, as reflected in the tables below, the CDSC schedule applicable to the Contract varies between the B-Share and L-Share Contract classes. To determine if a CDSC applies, we process withdrawals as follows:

•	first from earnings (Contract Value less Purchase Payments not previously withdrawn);
•	then from Purchase Payments no longer subject to a CDSC according to the CDSC schedule for each Share class;
•	then from the free withdrawal amount (taken from Purchase Payments not previously withdrawn from the order they were received with the oldest Purchase Payment first); and
•	then from Purchase Payments not previously withdrawn in the order they were received with the oldest Purchase Payment being first.

You elect a Contract share class (B-share or L-share) when we issue the Contract. You cannot select a different share class after your Contract is issued. Each Purchase Payment for a B-share class and each Purchase Payment for an L-share class will have the following CDSC schedule, respectively.

Contingent Deferred Sales Charge – B-Share
Number of Full Years From Application of Purchase Payment	CDSC (as a percentage of Purchase Payment withdrawn)
0	7%
1	7%
2	7%
3	6%
4	5%
5	4%
6	3%
7 and later	0%

Contingent Deferred Sales Charge – L-Share
Number of Full Years From Application of Purchase Payment	CDSC (as a percentage of Purchase Payment withdrawn)
0	7%
1	7%
2	7%
3	6%
4 or later	0%

See “Appendix A – CDSC Example.”

In addition to the free withdrawals described later in this section, we will not impose a contingent deferred sales charge under the following circumstances.

•	Upon payment of the death benefit.
•	On amounts withdrawn as Required Minimum Distributions based solely on the fair market value of this Contract, to the extent that they exceed the Free Withdrawal Amount, but only if we calculate the Required Minimum Distribution amount and you are participating in a systematic withdrawal program established for their payment. The CDSC may apply to amounts withdrawn to meet minimum distributions in relation to other qualified assets you may have or to any minimum distributions that are based on this Contract but which are not calculated by us and taken under our RMD program.
•	Upon application of the Contract Value to any Single Life or Joint and Survivor Life Annuity Option, or to a Period Certain Annuity of at least 10 years.
•	If you redeem “excess contributions” from a plan qualifying for special income tax treatment. These types of plans are referred to as Qualified Plans, including Individual Retirement Annuities (IRAs). We look to the Internal Revenue Code for the definition and description of excess contributions.
•	When the Contract is exchanged for another variable annuity contract issued by us or one of our affiliated insurance companies, of the type and class which we determine is eligible for such an exchange. A contingent deferred sales charge may apply to the contract received in the exchange. A reduced contingent deferred sales charge schedule may apply under this contract if another variable annuity contract issued by us or one of our affiliated insurance companies is exchanged for this Contract. Exchange programs may not be available in all states. We have the right to modify, suspend or terminate any exchange program any time without prior notification. If you want more information about our current exchange programs, contact your registered representative or us at our Service Center.
•	If you are eligible for waiver of the contingent deferred sales charge due to your election of the Nursing Home Waiver Benefit or the Terminal Illness Withdrawal Benefit described in “Additional Features.”
•	If you apply your entire Contract Value to purchase a single premium immediate life annuity or a fixed deferred annuity issued by us or one of our affiliates.
•	On distributions required to be made to a Beneficiary under Section 72(s) of the Internal Revenue Code (IRC), to the extent that they exceed the Free Withdrawal Amount.
•	On any withdrawals made or amounts applied to an Annuity Option when you reach the latest permitted annuity date for your Contract.

Free Withdrawal Amount.  The Free Withdrawal Amount is an amount which is not subject to the CDSC. For each Contract Year, you may withdraw up to ten percent (10%) of your total Purchase Payments still subject to a CDSC as of the previous Contract Anniversary, reduced by any Free Withdrawal Amount(s) previously taken during such Contract Year. Any additional Purchase Payments you make in a Contract Year will not be included in the calculation of the Free Withdrawal Amount for that Contract Year.

Any unused Free Withdrawal Amount(s) during any particular Contract Year may not be carried over to any succeeding Contract Year.

Premium Taxes

Some states and other governmental entities charge premium taxes or similar taxes. We are responsible for the payment of these taxes and may make a deduction from your Contract Value for them. Some of these taxes are due when your Contract is issued, others are due when Annuity Payments begin. Premium taxes generally range from 0% to 3.5%, depending on the state.

Income Taxes

We will deduct from the Contract any income taxes which we incur because of the operation of the Separate Account. We will deduct any withholding taxes required by law.

Fund Expenses

The Separate Account purchases shares of the Funds at net asset value. The net asset value of each Fund reflects investment management fees and other expenses already deducted from the assets of the Fund. In addition, one or more of the Funds available as an investment choice may pay a distribution fee out of the Fund’s assets to us known as a 12b-1 fee. Any investment in one or more of the Funds with a 12b-1 fee will increase the cost of your investment in this Contract. Please refer to the Fund prospectuses for more information regarding these expenses.

GMAB Charge

If you elect a Guaranteed Minimum Accumulation Benefit (“GMAB”), we will deduct an additional charge from your Contract Value. The charge for a GMAB is in addition to other standard Contract fees and expenses you are assessed. The maximum charge for each GMAB is set in “Fees and Expenses” section. Prior to purchasing your Contract, speak with your registered representative or contact our Service Center to obtain the current charge in effect for each GMAB.

The Annuity Phase

Overview.  If you want to receive regular income from your Annuity, you can elect to apply your Contract Value so that you can receive fixed Annuity Payments under one of the Annuity Options described in this section. If you have reached your Annuity Date and you have not chosen an Annuity Option, we will assume that you elected a “Single Life Annuity with Period Certain” with fixed payments and 10 years of payments guaranteed. If the Contract has Joint Annuitants, we will assume you elected the “Joint and Survivor Life Annuity” with fixed payments and 10 years of payments guaranteed. If your Contract is a qualified Contract, additional requirements may apply. We may base Annuity Payments on the age and sex of the Annuitant under all options except “Period Certain Annuity” only. We may require proof of age and sex before Annuity Payments begin.

If the Contract Value to be applied is less than $10,000 on the Annuity Date, we reserve the right to pay you a lump sum rather than a series of Annuity Payments. If any Annuity Payment is less than $100, we reserve the right to change the payment basis to equivalent less frequent payments.

Applying Part of Your Contract Value to an Annuity Option.  You may elect to apply part of the Contract Value from your non-qualified contract to an Annuity Option instead of your full Contract Value. We will treat the amount applied as a withdrawal of Contract Value that may qualify for favorable tax treatment under federal law. See “Taxes – Partial Annuitization.” You must specify the portion of your Contract Value to be applied to an Annuity Option, and if it is not the full Contract Value, the amount must be at least $10,000. The number of partial annuitizations allowed is one per Contract Year.

If you choose to apply part of your Contract Value to an Annuity Option, there may be adverse tax consequences. For additional information, see “Taxes – Partial Annuitization.” Before you apply part of your Contract Value to an Annuity Option, you should consult a qualified tax professional and discuss the tax implications associated with such a transaction. We do not provide tax advice or recommendations.

Annuity Payment Start Date.  You can choose the day, month and year in which Annuity Payments begin; however, the day must be between the 1st and 28th day of the month. We call that date the Annuity Date. According to your Contract, your Annuity Date cannot be earlier than five (5) years after you buy the Contract (unless state law requires a shorter waiting period).

When you purchase the Contract, your Annuity Date is the latest permitted Annuity Date. After you purchase your Contract you can request an earlier Annuity Date by Written Request. If you have elected an Annuity Date earlier than your latest permitted Annuity Date, you can request that we delay your Annuity Date by Written Request or by telephone any time before the Annuity Date.

Latest Permitted Annuity Date

Unless the laws or regulations of the state in which your Contract was issued requires an earlier date, Annuity Payments must begin by the later of:

•	the 10th Contract Anniversary; or
•	the 90th birthday of the oldest Annuitant or the oldest Owner (whichever is sooner).

Annuity Payments.  On the Annuity Date, you will begin receiving Annuity Payments under the Annuity Option that you elected. Your Annuity Payments will be fixed, meaning that the payments will not vary. The amount of your Annuity Payments will depend upon the following:

•	the value of your Contract on the Annuity Date;
•	the Annuity Option you elect;
•	the age and sex of the Annuitant or Joint Annuitants, if applicable;
•	the minimum guaranteed payout rates associated with your Contract; and
•	the deduction of Premium Taxes, if applicable.

See the “Fixed Annuity Payout Rates” in the Statement of Additional Information for more information.

Annuity Options.  The available fixed Annuity Options are listed in this section in the Annuity Options table. We may consent to other plans of payment in addition to those listed. After Annuity Payments begin, you cannot change the Annuity Option, the frequency of Annuity Payments, or make withdrawals. For all lifetime contingent Annuity Options, the annuitant must be at least age 18 as of the Annuity Date.

Contingent Deferred Sales Charge (“CDSC”).  We will not deduct a CDSC to the extent you apply your Contract Value to any single lifetime or joint and survivor annuity option, or to the Period Certain Annuity option of at least 10 years. In addition, we will not deduct a CDSC for any Annuity Payments that commence on the latest permitted Annuity Date for your Contract.

Limitation on Payment Options

If you purchased the Contract as a tax-qualified Contract, the Internal Revenue Code may impose restrictions on the types of payment options that you may elect.

Single Lifetime Contingent Options (fixed payments only)
	Single Life Annuity	Single Life Annuity with Cash Refund	Single Life Annuity with Period Certain
Number of Annuitants:	one	one	one
Length of Payment Period:	For as long as the Annuitant lives.	For as long as the Annuitant lives.	For a guaranteed period of either 10 or 20 years or as long as the Annuitant lives, whichever is longer.
Annuity Payments After Death of the Annuitant:	None. All payments end upon the Annuitant’s death.	If the total of all Annuity
Payments made is less than the
amount applied to the Annuity
Option, the beneficiary will
receive the difference in a
lump sum. If the total of all
Annuity Payments made is
equal to or greater than the
amount applied to the Annuity
Option, no additional payment
will be made.	When the Annuitant dies, if
there are remaining guaranteed
payments, the beneficiary may
elect to continue receiving
remaining guaranteed payments
or the beneficiary may elect a
lump sum payment equal to the
commuted value of the
remaining guaranteed Annuity
Payments.

We compute the commuted
value of the remaining
guaranteed Annuity Payments
at an interest rate determined
by us.

Joint Lifetime Contingent Options (fixed payments only)
	Joint and Survivor Annuity	Joint and Survivor Annuity with Period Certain	Joint and 2/3 Survivor Life Annuity	Joint and 2/3 Survivor Life Annuity with Period Certain
Number of Annuitants:	two	two	two	two
Length of Payment Period:	For as long as either Annuitant lives.	For a guaranteed period of either 10 or 20 years or as long as either Annuitant lives, whichever is longer.	For as long as either Annuitant lives.	For a guaranteed period of either 10 or 20 years or as long as either Annuitant lives, whichever is longer.

Joint Lifetime Contingent Options (fixed payments only)
Joint and Survivor Annuity	Joint and Survivor Annuity with Period Certain	Joint and 2/3 Survivor Life Annuity	Joint and 2/3 Survivor Life Annuity with Period Certain
Annuity Payments After Death of the Annuitant:	100% of the payment will continue to the surviving Annuitant. No payments will continue after the death of both Annuitants.	100% of the payment
will continue to the
surviving Annuitant.
When both Annuitants
have died, if there are
remaining guaranteed
payments, the
beneficiary(ies) may
elect to continue
receiving remaining
guaranteed payments or
the beneficiary(ies) may
elect a lump sum
payment equal to the
commuted value of the
remaining guaranteed
Annuity Payments.

We compute the
commuted value of the
remaining guaranteed
Annuity Payments at an
interest rate determined
by us.

Two-thirds of the payment will continue to the surviving Annuitant. No payments will continue after the death of both Annuitants.

If there are remaining guaranteed payments, 100% of the payment will continue to the surviving annuitant until the end of the guarantee period. When the end of the guarantee period has been reached, two-thirds of the payment will continue to the surviving Annuitant.

When both Annuitants have died, if there are remaining guaranteed payments, the beneficiary(ies) may elect to continue receiving remaining guaranteed payments or the beneficiary(ies) may elect a lump sum payment equal to the commuted value of the remaining guaranteed Annuity Payments.

We compute the commuted value of the remaining guaranteed Annuity Payments at an interest rate determined by us.

Non-Lifetime Contingent Option (fixed payments only)
Period Certain Annuity
Number of Annuitants:	One or two
Length of Payment Period:	For a specified period no less than ten years and no greater than 30 years.
Annuity Payments after Death of the Annuitant:	When the Annuitant dies, if there are remaining guaranteed payments, the beneficiary may elect to continue receiving remaining guaranteed payments or the beneficiary may elect a lump sum payment equal to the commuted value of the remaining guaranteed Annuity Payments.

Death Benefit

Death of Owner During the Accumulation Phase

If you, or any Joint Owner, die during the Accumulation Phase, we will pay a death benefit to the primary beneficiary. If any Owner dies, we will treat the surviving Owner as the primary beneficiary and treat any other beneficiary designation, on record at the time of death, as a contingent beneficiary.

The beneficiary may request that the death benefit be paid under one of the death benefit options. If the sole primary beneficiary is your spouse and your Contract is a non-qualified contract or is held as a traditional IRA (including SEP and

SIMPLE IRAs) or Roth IRA, he or she may elect to become the Owner of the Contract by continuing the Contract at the death benefit amount payable. Generally, if the Contract is continued then:

1)	the initial Contract Value will equal the death benefit amount;
2)	all applicable Contract features and benefits will be in the surviving spouse’s name; and
3)	the surviving spouse will exercise all of the Owner’s rights under the Contract.

Restrictions are as follows:

a)	if at the time the Owner purchased the Contract the surviving spouse was over the maximum contract issue age, then the Contract cannot be continued;
b)	if at the time the Owner purchased the Contract the surviving spouse was over the maximum allowable age for electing the Guaranteed Minimum Accumulation Benefit, then the GMAB will be terminated.

If the sole primary beneficiary is a domestic partner, or civil union partner, as defined under applicable state laws we will treat him or her as a spouse for this provision, and he or she may elect to continue this Contract as described herein. However, a domestic partner or civil union partner cannot elect to continue this Contract if a traditional IRA or Roth IRA. Since current federal tax law does not define a spouse to include a domestic partner, or civil union partner, such domestic partner or civil union partner who elects to continue this Contract must still meet the distribution requirements of Section 72(s) of the IRC. In order to meet these requirements, the amount of any gain in this Contract will become subject to income tax at the time the election to continue this Contract is made.

The right to continue this Contract by a surviving spouse, a domestic partner, or civil union partner can only be exercised once while this Contract is in effect.

Death Benefit Amount During the Accumulation Phase (Return of Purchase Payment Death Benefit).

The death benefit during the Accumulation Phase will be the greater of 1 and 2 below.

1.	The total Purchase Payments, reduced by an adjustment for each withdrawal. The adjustment is equal to A divided by B, with the result multiplied by C, where:

A = the Contract Value withdrawn, including any applicable Contingent Deferred Sales Charge;

B = the Contract Value immediately prior to the withdrawal; and

C = the total Purchase Payments adjusted for any prior withdrawals.

2.	The Contract Value.

Since withdrawals result in a pro-rata adjustment to the death benefit amount, the death benefit amount may be reduced by more than the actual dollar amount of the withdrawals.

The death benefit that is payable during the Accumulation Phase is determined as of the Close of Business on the Business Day on which we receive both due proof of death and an election of the payment method at our Service Center. Where there is more than one beneficiary, we will determine the death benefit as of the Business Day the first beneficiary submits due proof of death and election of payment method. If the death benefit payable is greater than the Contract Value, we will apply an amount equal to the difference between the death benefit and Contract Value to each Sub-Account and/or Fixed Account(s) in the ratio that your value in each Sub-Account and/or the DCA Fixed Account bears to your Contract Value. Each beneficiary’s portion of the death benefit will be applied to their chosen death benefit payout option on the Business Day we receive their election of the payment method in Good Order and will be paid from the current allocation on a pro rata basis. The balance of the death benefit will remain in the Sub-Accounts and/or Fixed Account(s) based on the current allocation until each of the other beneficiaries submits a Written Request to claim his/her death benefit. From the time the death benefit is determined until complete distribution is made, any amount in a Sub-Account will be subject to investment risk. This risk is borne by the beneficiary(ies).

We consider requests to apply a portion of your Contract Value to an Annuity Option as a withdrawal for purposes of calculating the death benefit amount.

Death Benefit Payment Options During the Accumulation Phase

The availability of certain death benefit options may be limited for tax-qualified contracts in order to comply with required minimum distribution rules.

Each beneficiary must elect the death benefit to be paid under one of the following options in the event that a death benefit becomes payable during the Accumulation Phase.

Option 1 –	Lump sum payment of the death benefit.

Option 2 –	Payment of the entire death benefit within 5 years of the date of any Owner’s death. This option may not be available if there are multiple beneficiaries.

Option 3 –	Payment of the death benefit under an Annuity Option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary. For non-qualified contracts, distribution must begin within one (1) year of the date of any Owner’s death. For qualified contracts, distribution must generally begin by the end of the calendar year following the year of the Owner’s death. Additional deferral may be available for a spouse beneficiary. This option is not available for a beneficiary that is a non-natural person, other than certain trusts as beneficiary of an IRA.

Option 4 –	Payment of the death benefit from a deferred annuity contract over the life expectancy of the beneficiary through a series of non-annuitized withdrawals made at least annually. For non-qualified contracts, distribution must begin within one (1) year of the date of any Owner’s death. For qualified contracts, distribution must generally begin by the end of the calendar year following the year of the Owner’s death. Additional deferral may be available for a spouse beneficiary. Additional withdrawals, including full withdrawals, are available. This option may not be available for a beneficiary that is a non-natural person, other than certain trusts as beneficiary of an IRA, or if there are multiple beneficiaries. See “Non-Qualified Beneficiary Annuity” or “Beneficiary IRA” for rules and restrictions.

If the sole primary beneficiary is a spouse, continuation of this Contract in his or her own name is described in the “Death of Owner During the Accumulation Phase” section.

Any portion of the death benefit not applied to Option 3 or Option 4 within the time period specified must be distributed within five (5) years of the date of the Owner’s death under Option 1 or Option 2.

You may restrict a beneficiary’s right to elect a death benefit payout option. If so, such rights or options will not be available to the beneficiary.

We may also consent to other death benefit payout options in addition to those described in this section as long as they comply with Section 72(s) of the IRC.

Lump Sum Payments.  If a lump sum payment is requested, we will pay the amount within seven (7) calendar days after we receive proof of death and election of the payment method in Good Order at our Service Center, unless we are required to suspend or delay payment.

Non-Qualified Beneficiary Annuity.  A non-qualified beneficiary annuity, also referred to as a “non-qualified stretch” or inherited non-qualified annuity, is an annuity contract that is held for the benefit of the beneficiary of a deceased annuity contract owner in order to distribute death proceeds of a non-qualified annuity to the beneficiary over that beneficiary’s life expectancy in accordance with the required distribution rules of IRC section 72(s).

If a beneficiary(ies) elects payment under Option 4 as a non-qualified beneficiary annuity after the death of the Owner, the following rules apply.

1)	The annuity contract will be titled in the beneficiary’s name as beneficiary of the deceased Owner, and cannot be transferred. The beneficiary must be the annuitant, and the annuitant cannot be changed.
2)	Distributions must begin within one year of the Owner’s death. Required distributions will be calculated based on the beneficiary’s life expectancy as determined under the applicable IRS table, and will be withdrawn from each Sub-Account and/or the DCA Fixed Account, if applicable, in the ratio that your value in each bears to your Contract Value.
3)	Distributions required under IRC section 72(s) must be made at least annually through a SWP that we administer.
4)	Withdrawals will not be subject to a contingent deferred sales charge.
5)	The beneficiary’s initial Contract Value will be equal to the death benefit that would have been payable to the beneficiary if a lump sum distribution had been elected.
6)	Additional Purchase Payments cannot be applied to the Contract.
7)	Joint ownership is not allowed.
8)	Upon the death of the annuitant, a death benefit, under the terms of the Contract, will be paid to the succeeding beneficiary in a lump sum or over the annuitant’s remaining life expectancy as determined under the applicable IRS table.
9)	If there is a Guaranteed Minimum Accumulation Benefit on the Contract, it will be terminated.
10)	This option is not available for a beneficiary who is a non-natural person.

Beneficiaries should consult a qualified tax adviser for advice prior to establishing a Non-Qualified Beneficiary Annuity.

Beneficiary IRA.  Beneficiary, Inherited, Legacy or “Stretch” IRAs are all terms used to describe an IRA that is used exclusively to distribute death proceeds of an IRA or other qualified investment to the beneficiary over that beneficiary’s life expectancy in order to meet the required minimum distribution (RMD) rules of IRC section 401(a)(9).

Eligibility Requirements/Restrictions:

If a beneficiary(ies) elects payment under Option 4 as a Beneficiary IRA after the death of the Owner, the following rules apply.

1)	The annuity contract will be titled in the beneficiary’s name as beneficiary for the deceased Owner. The beneficiary must be the annuitant, and the annuitant cannot be changed.
2)	For non-spousal Beneficiary IRAs, RMDs must begin by December 31st of the year following the year of the date of the Owner’s death. For spousal Beneficiary IRAs, RMDs may be deferred until the year the original Owner would have attained age 70 1⁄2. The RMD amount will generally be calculated based on the beneficiary’s life expectancy and will be withdrawn from each Sub-Account and/or the DCA Fixed Account, if applicable, in the ratio that your value in each bears to your Contract Value. If the original Owner died after attaining age 70 1⁄2 and was younger than the beneficiary, the RMD amount may be calculated based on the original Owner’s life expectancy in the year of his or her death.
3)	If the beneficiary is a trust, a Beneficiary IRA may only be established if the trust qualifies as a “see-through” trust. For see-through trusts, required minimum distributions must be calculated based upon the life expectancy of the oldest trust beneficiary and the oldest trust beneficiary must be the annuitant. In order to be a see-through trust, the trust must be valid under state law and be irrevocable, and all beneficiaries, current and future, must be identifiable from the trust instrument. If any beneficiary of the trust is not an individual, the trust is not a see-through trust and cannot establish a Beneficiary IRA.
4)	RMDs must be made at least annually through a SWP that we administer.
5)	Withdrawals will not be subject to a contingent deferred sales charge.
6)	The beneficiary’s initial contract value will be equal to the death benefit that would have been payable to the beneficiary if a lump sum distribution had been elected.
7)	Additional contributions cannot be applied to the contract.
8)	Upon the death of the annuitant of the Beneficiary IRA, a death benefit, under the terms of the Contract, will be paid to the succeeding beneficiary in a lump sum or over the annuitant’s remaining life expectancy as determined by the applicable IRS table.
9)	If there is a Guaranteed Minimum Accumulation Benefit on the Contract, it will be terminated.

Beneficiaries should consult a qualified tax adviser for advice prior to establishing a Beneficiary IRA.

Death of Owner During the Annuity Phase.  Upon any Owner’s death during the Annuity Phase, if the annuitant is still alive, the surviving Owner will retain the ownership of the Contract. If there is no surviving Owner, the beneficiary will become the Owner. Any remaining Annuity Payments under the Annuity Option elected will continue to be paid at least as rapidly as under the method of distribution in effect at such Owner’s death.

Death of Annuitant.  If the Annuitant, who is not the Owner or Joint Owner, dies during the Accumulation Phase, you can name a new annuitant subject to our approval. If you do not name an Annuitant within 30 calendar days after we receive notification of the death of the Annuitant, the oldest Owner will become the Annuitant. If the Owner is a non-natural person and the Annuitant dies, you may not name a new Annuitant. In this case we will treat the death of the Annuitant as the death of the Owner and pay the death benefit as described in the “Death of Owner During the Accumulation Phase” section.

Upon the death of the last surviving Annuitant on or after the Annuity Date, the death benefit, if any, is as specified in the Annuity Option elected. Upon the death of the last surviving Annuitant during the Annuity Phase, any remaining payment under the elected Annuity Option will be paid to the beneficiary. We will treat a surviving Owner as the primary beneficiary and treat any other beneficiary designation, on record at the time of death, as a contingent beneficiary.

Death Benefit and Partial Annuitizations.  If you apply a portion of your non-qualified Contract Value to an Annuity Option, the death benefit for that portion will be determined in accordance with the “Death of Owner During the Annuity Phase” and “Death of Annuitant” sections. The death benefit for the portion of the Contract Value remaining in the Accumulation Phase will be determined in accordance with the “Death of Owner During the Accumulation Phase” and “Death of Annuitant” provisions.

Additional Features

Terminal Illness Withdrawal Benefit

With this benefit, you may withdraw all or a portion of your Contract Value without incurring a Contingent Deferred Sales Charge if we receive a Written Request in Good Order at our Service Center that you (or an Annuitant, if the Owner is a non-natural person) have met the following conditions:

1.	For purposes of this benefit, you (or an Annuitant, if the Owner is a non-natural person) were not diagnosed with a terminal illness as of the Issue Date.
2.	Each withdrawal request is made on or after the “Eligibility Date for Waiver for Contingent Deferred Sales Charge,” which is one (1) year after the Issue Date.
3.	We will require proof that you (or an Annuitant, if the Owner is a non-natural person) are terminally ill and not expected to live more than twelve (12) months. This proof will include, but is not limited to, certification by a state licensed medical practitioner performing within the scope of his/her license. The state licensed medical practitioner must not be you or your parent, sibling, spouse or child (or an Annuitant or an Annuitant’s parent, sibling, spouse or child if the Owner is a non-natural person).

Nursing Home and Hospital Withdrawal Benefit

With this benefit, you may withdraw all or a portion of your Contract Value without incurring a Contingent Deferred Sales Charge if we receive a Written Request in Good Order at our Service Center that you (or an Annuitant, if the Owner is a non-natural person) have been admitted to a licensed nursing care facility or accredited hospital or its successor, subject to the following requirements:

1.	For purposes of this benefit, you (or the Annuitant, if the Owner is a non-natural person) are not confined in a licensed nursing care facility or accredited hospital or its successor on the Issue Date.
2.	Each withdrawal request is made on or after the “Eligibility Date for Waiver of Contingent Deferred Sales Charge,” which is one (1) year after the Issue Date.
3.	Each withdrawal request is made while you (or the Annuitant, if the Owner is a non-natural person) are presently confined in a licensed nursing care facility and/or accredited hospital or its successor for a consecutive period of at least ninety (90) calendar days.
4.	The confinement must be prescribed by a state licensed medical practitioner performing within the scope of his/her license.
5.	Each withdrawal is accompanied by proof satisfactory to us that you (or the Annuitant, if the Owner is a non-natural person) meet the qualifying conditions above.

You may not participate in the Systematic Withdrawal Program if we are currently waiving the Contingent Deferred Sales Charge in accordance with this benefit.

A licensed nursing care facility is an institution licensed by the state in which it is located to provide skilled nursing care, intermediate nursing care, or custodial nursing care. An accredited hospital is a hospital licensed, or recognized as a general hospital, by the state in which it is located or by the Joint Commission on the Accreditation of Hospitals, or its successors.

Guaranteed Minimum Accumulation Benefit (GMAB)

What is the GMAB?  If you elect a GMAB, we guarantee that at the end of your benefit period your Contract Value will equal no less than a specified amount called the “GMAB Amount.” The GMAB may provide protection in the event of a lower Contract Value that may result from the investment performance of the Contract.

You may choose one of the following two GMABs, which feature different benefit periods and costs among other differences:

•	10-Year Benefit; and
•	20-Year Benefit.

You may elect a GMAB only at the time you apply for a Contract. You may cancel a GMAB at any time. You should be aware, however, that if you cancel the GMAB, you will not receive a benefit under the GMAB and any additional charges previously deducted from your Contract Value will not be returned. The cancellation will be effective on the Business Day we receive your Written Request in Good Order.

While your GMAB is in effect, you cannot participate in the Automatic Rebalancing Program, the Automatic Investment Program or the Separate Account Dollar Cost Averaging Program.

Considerations for choosing which GMAB may be best for you.

GMAB	10-Year Benefit	20-Year Benefit
Maximum Election Age	75	65
Benefit Period	10 years	20 years
GMAB Amount [1]	100% of Purchase Payments made during the 1st Contract Year, adjusted for any withdrawals	175% of Purchase Payments made during the 1st Contract Year, adjusted for any withdrawals
Ability to reset GMAB Amount	Yes	No
Cost [2]	X.XX% of the GMAB Amount	X.XX% of the GMAB Charge Base [3]
1	“GMAB Amount” refers to the minimum Contract Value guaranteed at the end of the benefit period. The GMAB Amount will be recalculated after a reset. See “GMAB Amount” and “The Reset Option.”
2	Maximum charges shown, contact us for the current charge.
3	“GMAB Charge Base” refers to the total Purchase Payments made during the 1st Contract Year, adjusted by any withdrawals during the benefit period. See “GMAB Charge” under “20-Year Benefit.”

Allocation Restrictions.  Your Purchase Payments and Contract Value must be allocated only to one or more Sub-Accounts approved by us during the time the GMAB is in effect. See the table of allocation restrictions below.

You should be aware that we are subject to a conflict of interest insofar as, by requiring you to allocate your Purchase Payments and Contract Value to one or more Sub-Accounts approved by us, we are attempting to reduce the risk to us that we will have to pay a GMAB Credit, if any, from our General Account assets. The Sub-Accounts approved by us reduce the risk that we will have to pay a GMAB Credit, if any, from our General Account by reducing the risk of loss to your Contract Value. See “How Do We Calculate the GMAB Credit?” below.

If you request a change in your allocations or a transfer of Contract Value to any Sub-Account not approved by us, you will be required to terminate the GMAB by Written Request before the allocation change or transfer can be processed.

While your GMAB is in effect, your allocations are restricted to either Custom Allocation Choice Select or one of the MML Asset Allocation Funds listed below.

Custom Allocation Choice Select		Any one of the following:
Range	Sub-Accounts	MML Asset Allocation Sub-Accounts
40% to 60%	MML Managed Bond	MML Conservative Allocation MML Balanced Allocation MML Moderate Allocation MML Core Allocation
20% to 25% (total)	MML Equity MML Equity Income
20% to 25% (total)	MML Growth & Income
MML Growth
0% to 10% (total)	MML Mid Cap Value
MML Mid Cap Growth
0% to 10% (total)	MML International MML Global Oppenheimer Global

You can make transfers by moving your full Contract Value from one MML Asset Allocation Sub-Account to another MML Asset Allocation Sub-Account or to the Customer Allocation Choice Select program. In addition, you can make transfers by moving your full Contract Value from the Customer Allocation Choice Select program to one of the MML Asset Allocation Sub-Accounts.

Custom Allocation Choice Select.  You may only elect Custom Allocation Choice Select if you are participating in a GMAB. If you elect Custom Allocation Choice Select, you must allocate your Contract Value within the Custom Allocation Choice Select parameters. The parameters are the minimum and maximum that may be allocated to each asset category offered through Custom Allocation Choice Select. Periodically, we will rebalance your Contract Value so that it continues to follow the parameters. You can elect that the rebalancing occur quarterly, annually or semiannually during each calendar year. If you do not make an election, rebalancing will occur quarterly. Participation in Custom Allocation Choice Select does not assure a profit and does not protect you against loss in a declining market.

We will terminate your participation in Custom Allocation Choice Select:

•	If you terminate your GMAB;
•	if you transfer your full Contract Value to one of the MML Asset Allocation Sub-Accounts;
•	if you apply your full Contract Value to an Annuity Option;
•	if you withdraw the total Contract Value; or
•	upon payment of the death benefit.

Hedged Equity Strategy. If you elect a GMAB, your Purchase Payments and Contract Value must be allocated only to one or more Sub-Accounts designated by us during the time the GMAB is in effect. Certain Sub-Accounts available to you while the GMAB is in effect invest in the MML Asset Allocation Funds. The MML Asset Allocation Funds currently invest in a number of funds (“underlying fund”), one of which employs a hedged equity strategy. The hedged equity strategy seeks to capture the majority of the returns associated with equity market investments, while exposing investors to less risk than typically associated with equity investments. By employing a hedged equity strategy, the underlying fund invests in a broadly diversified portfolio of common stocks, and uses an index option-based risk management strategy designed to limit the amount of losses the underlying fund may incur at any one time. Although an investment in the underlying fund may have the effect of mitigating declines in your Contract Value in the event of a significant decline in equity market valuations, the fund may also experience lower long-term returns than a fund that did not employ a hedged equity strategy. As a result of the underlying fund’s employment of a hedged equity strategy, an investment in an MML Asset Allocation Sub-account may contribute to your Contract Value increasing to a lesser degree than would have been the case if the MML Asset Allocation Fund had not invested in an underlying fund employing a hedged equity strategy. This may deprive you of some of the benefit of increases in equity market values under your Contract. In addition, there is no guarantee that the underlying fund’s hedged equity strategy will achieve its intended effect, or that it will work as effectively as intended.

You should be aware that by allocating your Purchase Payments and Contract Value to any of the MML Asset Allocation Sub-Accounts that invest in a fund that employs a hedged equity strategy, it may reduce the risk of loss to your Contract Value which may reduce the risk to us that we will have to pay a GMAB Credit, if any, from our General Account assets. See “How Do We Calculate the GMAB Amount and the GMAB Credit?” below.

Important GMAB Considerations.  A GMAB may not be appropriate for all Owners. You should understand a GMAB completely before you elect it. Please consult with a qualified financial professional when you are evaluating a GMAB and all other aspects of the Contract. With respect to each GMAB, you should understand:

•	The GMAB does not in any way guarantee the performance of any of the Sub-Accounts available under this Contract.
•	The restrictions in the amount and type of Sub-Accounts available to you under the GMAB are intended to help us manage the risk that we will be required to provide a GMAB Credit to you.
•	Any IRS minimum distribution requirements may negatively impact the GMAB Amount. Consult a tax adviser before considering the GMAB in conjunction with a tax-qualified contract.
•	Withdrawals will negatively impact the GMAB Amount. Since withdrawals result in a pro-rata adjustment to the GMAB Amount, the GMAB Amount may be reduced by more than the actual dollar amount of the withdrawals. See “Appendix B – Guaranteed Minimum Accumulation Benefit Examples – Example 3.”
•	Any Purchase Payments made after the first Contract Year or after a reset will not affect the GMAB Amount but may affect the GMAB Credit (positively or negatively). See “Appendix B – Guaranteed Minimum Accumulation Benefit Examples – Example 4.”
•	The GMAB is a long-term benefit and you may only benefit from this feature if you continue the GMAB for the full benefit period. Carefully consider the Share Class of the Contract you elect, your investment time horizon, and the benefits of the GMAB option selected.

Canceling the GMAB.  We will terminate your election of a GMAB on the Business Day we receive our cancellation form in Good Order at our Service Center. Once the GMAB is terminated, it cannot be reinstated.

GMAB Termination.  The GMAB will terminate under any of the following conditions:

•	if we receive our cancellation form in Good Order at our Service Center;
•	if you elect to have all of your Contract Value applied to an Annuity Option;

•	if you change the ownership of the Contract, except:
•	changes to a spouse, domestic partner or civil union partner who was not over the maximum allowable age for electing the GMAB on the Issue Date,
•	changes in ownership to or from certain trusts;
•	if a death benefit becomes payable in accordance with the provisions of the Contract, including a Contract continued after your death by a non-spouse Beneficiary or a Contract continued by a spouse, domestic partner or civil union partner who had reached the maximum allowable age for electing the GMAB on the Issue Date;
•	if the Contract terminates according to the terms of the Contract, except if your Contract Value declines to zero due to investment performance and/or the deduction of charges; or
•	when the benefit period ends.

10-Year Benefit.  If you wish to elect the GMAB with a 10-year benefit period, the benefit period will initially end upon your 10th Contract Anniversary. This GMAB offers a reset option, subject to the restrictions described below.

Election

You may elect a GMAB only at the time you apply for a Contract. The GMAB with a 10-year benefit period is not available for selection if the oldest Owner (or Annuitant, if the Owner is a non-natural person) is over the age of 75.

GMAB Amount

While the GMAB is in force, it provides for a minimum Contract Value at the end of the benefit period, hereafter referred to as the “GMAB Amount.” If you have not elected to reset the GMAB Amount, it is equal to the total Purchase Payments received prior to the first Contract Anniversary reduced by adjustments for any withdrawals. If you elect to reset the GMAB Amount, the GMAB Amount will equal the Contract Value as of the reset date reduced by adjustments for any subsequent withdrawals. See “GMAB Amount Adjustment for Withdrawals” below for a description of how we adjust the GMAB Amount for withdrawals.

GMAB Amount Adjustment for Withdrawals

On the Business Day a withdrawal is effective, we will adjust your GMAB Amount. The adjustment for withdrawals is calculated as follows:

•	The withdrawal amount, including any applicable CDSC; divided by
•	Your Contract Value immediately prior to the withdrawal; with the result multiplied by
•	Your GMAB Amount immediately prior to the withdrawal.

We consider requests to apply part of your Contract Value to an Annuity Option as a withdrawal for purposes of calculating the GMAB Amount.

Benefit Period

The GMAB Amount is not available until the end of the benefit period. The benefit period ends on the Contract Anniversary ten years after the later of the Issue Date or the most recent reset date. However if your Contract Anniversary falls on a non-Business Day, the benefit period will end on the next Business Day.

The Reset Option

Beginning on your second Contract Anniversary, and each subsequent Contract Anniversary while the GMAB is in effect, you may elect to reset your GMAB Amount which will start your ten-year benefit period over again. For example, if you reset as of your 2nd Contract Anniversary, your 10-year benefit period will end on your 12th Contract Anniversary.

If you want to reset your GMAB Amount on your upcoming Contract Anniversary, you must submit a Written Request in Good Order to our Service Center within the period beginning thirty (30) calendar days prior to your Contract Anniversary and ending at the Close of Business on the Business Day immediately preceding your Contract Anniversary.

We will determine if a reset is applicable by comparing your Contract Value to your GMAB Amount. If your Contract Value is less than or equal to the GMAB Amount, the reset will not take place and the existing GMAB Amount and benefit period will remain in place. If your Contract Value is greater than the GMAB Amount, we will reset the GMAB Amount to equal the Contract Value, as detailed below.

•	If your Contract Anniversary falls on a Business Day, we will use your Contract Value as of the Close of Business on that day to compare to your GMAB Amount and, if applicable, will reset the GMAB Amount on your Contract Anniversary.
•	If your Contract Anniversary falls on a non-Business Day, we will use your Contract Value as of the Business Day immediately preceding your Contract Anniversary to compare to your GMAB Amount and, if applicable, will reset the GMAB Amount on the Business Day immediately preceding your Contract Anniversary.

You cannot elect a reset that would extend your benefit period beyond your Annuity Date. The reset election is not available if the oldest Owner (or Annuitant if the Owner is a non-natural person) is age 81 or older.

What Happens at the End of the Benefit Period?

At the end of the benefit period, we determine whether a credit is due (“GMAB Credit”). If a GMAB Credit is due, we credit your Contract Value at the end of the benefit period. The GMAB Credit will be applied proportionally to the Sub-Accounts you are invested in when we apply the GMAB Credit. Electing a GMAB does not guarantee that a GMAB Credit will be paid.

At the end of the benefit period, your election of the GMAB terminates with no benefits or charges accruing thereafter. For additional information see “Appendix B – Guaranteed Minimum Accumulation Benefit Examples – Example 4.”

How Do We Calculate the GMAB Credit?

The amount of your GMAB Credit, if any, depends on the timing of your Purchase Payments as detailed below.

1)	If you have not made any Purchase Payments after the first Contract Year and there has not been a reset, or you have not made any Purchase Payments after your most recent reset, then your GMAB Credit equals the result of A minus B:

A.	Your GMAB Amount at the end of the benefit period; and
B.	Your Contract Value at the end of the benefit period.

If B is greater than A, you will not receive a GMAB Credit.

2)	If any Purchase Payments were made after the first Contract Year and there has not been a reset, then your GMAB Credit equals the result of A minus B:

A.	Your GMAB Amount at the end of the benefit period; and
B.	Your Contract Value at the end of the benefit period multiplied by the following percentage:

i.	Purchase Payments made during the first Contract Year; divided by
ii.	Total Purchase Payments.

If B is greater than A, you will not receive a GMAB Credit.

3)	If any Purchase Payments were made after the most recent reset, then your GMAB Credit equals the result of A minus B:

A.	Your GMAB Amount at the end of the benefit period; and
B.	Your Contract Value at the end of the benefit period multiplied by the following percentage:

i.	Your Contract Value as of the most recent reset; divided by
ii.	Your Contract Value as of the most recent reset plus any Purchase Payments made after the most recent reset.

If B is greater than A, you will not receive a GMAB Credit.

See “Appendix B – Guaranteed Minimum Accumulation Benefit Examples – Example 4.”

GMAB Charge

While the GMAB remains in effect, the GMAB charge will be deducted from the Contract Value quarterly in arrears. The first charge will be deducted three (3) months after the Rider Effective Date. The charge will be deducted from the Sub-Accounts in the ratio that your value in each Sub-Account bears to your Contract Value. The current GMAB charge is equal to a percentage of the GMAB Amount, as of the date the charge is deducted.

If the GMAB is terminated for any reason, a pro-rated charge will be deducted at the time of termination, based on the ratio of (a) total calendar days elapsed in that quarter, and (b) total calendar days in that quarter. The GMAB charge will be discontinued upon termination of the GMAB.

We may change the GMAB charge at any time, including upon reset of the GMAB Amount, subject to the maximum GMAB charge shown under “Fees and Expenses.” We will notify you in advance by Written Notice if we change the GMAB charge. Prior to purchasing your Contract, speak with your registered representative or contact our Service Center to obtain the current charge in effect.

20-Year Benefit.  You may elect the GMAB with a 20-year benefit period. Under this option, your benefit period will end upon your 20th Contract Anniversary. This option does not offer a reset option.

Election

You may elect a GMAB only at the time you apply for a Contract. The GMAB with a 20-year benefit period is not available for selection if the oldest Owner (or Annuitant, if the Owner is a non-natural person) is older than age 65.

GMAB Amount

While the GMAB is in force, it provides for a minimum Contract Value at the end of the benefit period, hereafter referred to as the “GMAB Amount.” It is equal to 175% of the total Purchase Payments received prior to the first contract anniversary, reduced by adjustments for any withdrawals. See “GMAB Amount Adjustment for Withdrawals” below for a description of how we adjust the GMAB Amount for withdrawals.

GMAB Amount Adjustment for Withdrawals

On the Business Day a withdrawal is effective, we will adjust your GMAB Amount. The adjustment for withdrawals is calculated as follows:

•	The withdrawal amount, including any applicable CDSC; divided by
•	Your Contract Value immediately prior to the withdrawal; with the result multiplied by
•	Your GMAB Amount immediately prior to the withdrawal.

We consider requests to apply part of your Contract Value to an Annuity Option as a withdrawal for purposes of calculating the GMAB Amount.

Benefit Period

The GMAB Amount is not available until the end of the benefit period. The benefit period ends on the Contract Anniversary twenty years after the Issue Date. However if your Contract Anniversary falls on a non-Business Day, the benefit period will end on the next Business Day.

What Happens at the End of the Benefit Period?

At the end of the benefit period, we determine whether a credit is due (“GMAB Credit”). If a GMAB Credit is due, we credit your Contract Value at the end of the benefit period. The GMAB Credit will be applied proportionally to the Sub-Accounts you are invested in when we apply the GMAB Credit. Electing a GMAB does not guarantee that a GMAB Credit will be paid.

At the end of the benefit period, your election of the GMAB terminates with no benefits or charges accruing thereafter. For additional information see “Appendix B – Guaranteed Minimum Accumulation Benefit Examples – Example 4.”

How Do We Calculate the GMAB Credit?

The amount of your GMAB Credit, if any, depends on the timing of your Purchase Payments as detailed below.

1)	If you have not made any Purchase Payments after the first Contract Year, then your GMAB Credit equals the result of A minus B:

A.	Your GMAB Amount at the end of the benefit period; and
B.	Your Contract Value at the end of the benefit period.

If B is greater than A, you will not receive a GMAB Credit.

2)	If any Purchase Payments were made after the first Contract Year, then your GMAB Credit equals the result of A minus B:

A.	Your GMAB Amount at the end of the benefit period; and
B.	Your Contract Value at the end of the benefit period multiplied by the following percentage:

i.	Your total Purchase Payments made in the first Contract Year multiplied by 175%; divided by
ii.	Your total Purchase Payments made in the first Contract Year multiplied by 175% plus any Purchase Payments made after the first Contract Year.

If B is greater than A, you will not receive a GMAB Credit. See “Appendix B – Guaranteed Minimum Accumulation Benefit Examples – Example 4.”

GMAB Charge

While the GMAB remains in effect, the GMAB charge will be deducted from the Contract Value quarterly in arrears. The first charge will be deducted three (3) months after the Rider Effective Date. The charge will be deducted from the Sub-Accounts in the ratio that your value in each Sub-Account bears to your Contract Value.

The current GMAB charge is equal to a percentage of the GMAB charge base. We calculate the GMAB charge base on the Business Day the charge is assessed. The GMAB charge base is the total Purchase Payments made during the first Contract Year adjusted by any withdrawals, including any applicable CDSC, made during the benefit period.

For purposes of determining the impact of a withdrawal on the GMAB charge base, we calculate the proportion of the withdrawal amount to the Contract Value immediately prior to the withdrawal and then reduce the GMAB charge by that proportion.

If the GMAB is terminated for any reason, a pro-rated charge will be deducted at the time of termination, based on the ratio of (a) total calendar days elapsed in that quarter, and (b) total calendar days in that quarter. The GMAB charge will be discontinued upon termination of the GMAB.

We may change the GMAB charge at any time, subject to the maximum GMAB charge shown under “Fees and Expenses.” We will notify you in advance by Written Notice if we change the GMAB charge. Prior to purchasing your Contract, speak with your registered representative or contact our Service Center to obtain the current charge in effect.

Taxes

The information in this prospectus is general and is not an exhaustive discussion of all tax questions that might arise under the contract. The information is not written or intended as tax or legal advice, and may not be relied upon for purposes of avoiding any federal tax penalties. You should consult a tax adviser about your own circumstances. In addition, we do not profess to know the likelihood that current federal income tax laws and Treasury Regulations or the current interpretations of the Internal Revenue Code, Regulations, and other guidance will continue. We cannot make any guarantee regarding the future tax treatment of any contract. We reserve the right to make changes in the contract to assure that it continues to qualify as an annuity for tax purposes.

No attempt is made in this prospectus to consider any applicable state or other tax laws.

Taxation of the Company.  MassMutual is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (“Code”). For federal income tax purposes, the separate account is not a separate entity from MassMutual, and its operations form a part of MassMutual.

Annuities in General.   Annuity contracts are a means of both setting aside money for future needs–usually retirement–and for providing a mechanism to administer the payout of those funds. Congress recognized how important providing for retirement was and created special rules in the Code for annuities. Simply stated, these rules provide that you will generally not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral.

Diversification.  Code Section 817(h) imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department, adequately diversified. Disqualification of the contract as an annuity contract would result in a loss of tax deferral, meaning the imposition of federal income tax to the owner with respect to earnings under the contract prior to the receipt of payments under the contract. We intend that all investment portfolios underlying the contracts will be managed in such a manner as to comply with these diversification requirements.

Investor Control of Assets.  For variable annuity contracts, tax deferral also depends on the insurance company, and not you, having control of the assets held in the separate accounts. You can transfer among the sub-accounts of the separate account to another but cannot direct the investments each underlying fund makes. If you have too much investor control of the assets supporting the separate account funds, then you will be taxed on the gain in the contract as it is earned rather than when it is withdrawn. The Internal Revenue Service (“IRS”) has provided some guidance on investor control by issuing Revenue Rulings 2003-91 and 2003-92, but some issues remain unclear. One unanswered question is whether an owner will be deemed to own the assets in the contract if the variable contract offers too large a choice of funds in which to invest, and if so, what that number might be. We do not know if the IRS will issue any further guidance on this question. We do not know if any guidance would have a retroactive effect. Consequently, we reserve the right to modify the contract, as necessary, so that you will not be treated as having investor control of the assets held under the separate account.

Non-Qualified Contracts.  Your contract is referred to as a non-qualified contract if you purchase the contract as an individual and not under a qualified plan such as an Individual Retirement Annuity (IRA), Roth IRA, tax sheltered annuity plan (TSA or TSA plan), corporate pension and profit-sharing plan (including 401(k) plans and H.R. 10 plans), or a governmental 457(b) deferred compensation plan.

Qualified Contracts.  Your contract is referred to as a qualified contract if it is purchased under a qualified retirement plan (qualified plan) such as an Individual Retirement Annuity (“IRA”), Roth IRA, tax sheltered annuity plan (TSA or TSA plan), corporate pension and profit-sharing plan (including 401(k) plans and H.R. 10 plans), or a governmental 457(b) deferred compensation plan. Qualified plans are subject to various limitations on eligibility, contributions, transferability and distributions based on the type of plan. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. You should consult a tax adviser as to the tax treatment and suitability of such an investment.

Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, annuitants and beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administrative procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law.

Contracts issued under a qualified plan include special provisions restricting contract provisions that may otherwise be available as described in this prospectus. Generally, contracts issued under a qualified plan are not transferable. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to distributions from qualified contracts. See “Taxes – Taxation of Qualified Contracts.”

Eligible rollover distributions from an IRA, TSA, qualified plan or governmental 457(b) deferred compensation plan may generally be rolled over into another IRA, TSA, qualified plan or governmental 457(b) deferred compensation plan, if permitted by the plan.

These amounts may be transferred directly from one qualified plan or account to another, or as an indirect rollover, in which the plan participant receives a distribution from the qualified plan or account, and reinvests it in the receiving qualified plan or account within 60 days of receiving the distribution.

Code Section 408(d)(3)(B) provides that an individual is only permitted to make one indirect rollover from an IRA to another IRA in any 1-year period. The IRS previously applied this limitation on an IRA-by-IRA basis, allowing a taxpayer to make an indirect rollover from an IRA, so long as he or she had not made an indirect rollover from that same IRA within the preceding 1-year period, even if he or she had made indirect rollovers from a different IRA. Effective for distributions on or after January 1, 2015 the limitation applies on an aggregate basis, meaning that an individual cannot make an indirect rollover from one IRA to another if he or she has made an indirect rollover involving any IRA (including a Roth, SEP, or SIMPLE IRA) within 1 year. It is important to note that the one rollover per year limitation does not apply to amounts transferred directly between IRAs in a trustee-to-trustee transfer.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer’s deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts we sell in connection with qualified plans use annuity tables which do not differentiate on the basis of sex. Such annuity tables are also available for use in connection with certain non-qualified deferred compensation plans.

Following are general descriptions of the types of qualified plans with which the contracts may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. You should consult a tax adviser as to the tax treatment and suitability of your investment.

Individual Retirement Annuities

Code Section 408(b) permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity (“IRA”). IRAs are subject to limitations on eligibility, contributions, transferability and distributions. See “Taxes – Taxation of Qualified Contracts.” For 2015, IRA contributions are limited to the lesser of $5,500 or 100% of compensation, and an additional catch-up contribution of $1,000 is available for individuals age 50 and over. Contributions are deductible, unless you are an active participant in a qualified plan and your modified adjusted gross income exceeds certain limits. Contracts issued for use with IRAs are subject to special requirements by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. You should consult a tax adviser as to the tax treatment and suitability of such an investment.

SEP IRAs

Code Section 408(k) permits certain employers to establish IRAs for employees that qualify as Simplified Employee Pension (“SEP”) IRAs. Contributions to the plan for the benefit of employees will not be includible in the gross income of the employees until distributed from the plan. SEP IRAs are treated as defined contribution plans for purposes of the limits on employer contributions. For 2015, employer contributions cannot exceed the lesser of :

i)	$53,000; or
ii)	25% of compensation (a maximum of $265,000 of compensation may be considered).

The employee may treat the SEP account as a traditional IRA and make deductible and non-deductible contributions if the general IRA requirements are met. SEP IRAs are subject to additional restrictions, including on items such as: the form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. See “Taxes – Taxation of Qualified Contracts.” You should consult a tax adviser as to the tax treatment and suitability of such an investment.

SIMPLE IRAs

Code Section 408(p) permits certain small employers to establish a Savings Incentive Match Plan for Employees (“SIMPLE”) IRA. SIMPLE IRA plans permit employees to make elective contributions only through a qualified salary reduction agreement. Employers can make contributions to the plan through either matching contributions or non-elective contributions. For 2015, an employee’s annual elective salary reduction contributions are limited to the lesser of $12,500 or 100% of compensation, and an additional catch-up contribution is available for individuals age 50 and over, up to the lesser of $3,000 or total compensation less any other elective deferrals. Elective contributions made to a SIMPLE IRA are counted against the overall limit on elective deferrals by any individual (the lesser of $18,000 or 100% of compensation in 2015). The employer must make certain matching contributions or non-elective contributions to the employee’s account. SIMPLE IRAs are subject to additional restrictions, including on items such as: the form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. See “Taxes – Taxation of Qualified Contracts.” You should consult a tax adviser as to tax treatment and suitability of such an investment.

Roth IRAs

Code Section 408A permits eligible individuals to contribute to a non-deductible IRA, known as a Roth IRA. Roth IRAs are subject to limitations on eligibility, contributions, transferability and distributions. For 2015, Roth IRA contributions are limited to the lesser of $5,500 or 100% of compensation, and an additional catch-up contribution of $1,000 is available for individuals age 50 or over. The maximums are decreased by any contributions made to a traditional IRA for the same tax year. Lower maximum Roth IRA contribution limits apply to individuals whose modified adjusted gross income exceeds certain limits. Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, known as a conversion. The individual must pay tax on any portion of the IRA being rolled over that represents income or previously deductible IRA contributions. The determination of taxable income is based on the fair market value of the IRA at the time of the conversion. See “Taxes – Required Distributions” for information on the determination of the fair market value of an annuity contract that provides additional benefits (such as certain living or death benefits). You should consult a tax adviser as to the tax treatment and suitability of such an investment.

Corporate Pension and Profit-Sharing Plans

Code Sections 401(a) and 401(k) permit employers to establish various types of retirement plans for employees. Contributions made to the plan for the benefit of the employees and the earnings on those contributions are generally not included in gross income of the employees until distributed from the plan. The tax consequences to participants may vary depending upon the particular plan design. In general, annual contributions made by an employer and employee to a defined contribution plan may not exceed the lesser of:

i.	$53,000; or
ii.	100% of compensation or earned income (a maximum of $265,000 of compensation may be considered).

An employee’s elective salary reduction contributions under a cash or deferred arrangement (i.e. a 401(k) plan) are limited to $18,000, with an additional catch-up contribution of up to $6,000 available for eligible participants age 50 or over. Defined benefit plans are limited to contributions necessary to fund a promised level of benefit. For 2015, the annual benefit under a defined benefit plan is limited to:

i.	100% of compensation for a participant’s highest three years; or
ii.	$210,000.

Plans are subject to additional restrictions, including on such items as: the form, manner and timing of distributions; transferability of benefits; vesting and nonforfeitability of interests; nondiscrimination in eligibility and participation; and the tax treatment of distributions and withdrawals. See “Taxes – Taxation of Qualified Contracts.” You should consult a tax adviser as to the tax treatment and suitability of such an investment.

H.R. 10 Plans

Code Section 401(a) permits self-employed individuals to establish qualified plans for themselves and their employees, commonly referred to as “H.R.10” or “Keogh” plans. Contributions made to the plan for the benefit of the employees and the earnings on those contributions are generally not included in gross income of the employees until distributed from the plan. The tax consequences to participants may vary depending upon the particular plan design. In general, H.R. 10 Plans are subject to the same restrictions as Corporate Pension and Profit-Sharing Plans (see “Taxes – Qualified Contracts – Corporate Pension and Profit-Sharing Plans”), including limitations on eligibility, participation, contributions, time and manner of distributions, transferability and taxation of distributions. See “Taxes – Taxation of Qualified Contracts.” You should consult a tax adviser as to the tax treatment and suitability of such an investment.

Taxation of Non-Qualified Contracts.  You, as the owner of a non-qualified annuity, will generally not be taxed on any increases in the value of your contract until a distribution occurs. There are different rules as to how you are taxed depending on whether the distribution is a withdrawal or an annuity payment.

Withdrawals

The Code generally treats any withdrawal:

1)	allocable to investment in the contract made after August 13, 1982 in an annuity contract entered into prior to August 14, 1982 and
2)	from an annuity contract entered into after August 13, 1982,

as first coming from earnings and then from your investment in the contract. The withdrawn earnings are subject to tax as ordinary income.

Annuity Payments

Annuity payments occur as the result of the contract reaching its annuity start date. A portion of each annuity payment is treated as a partial return of your investment in the contract and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. The annuity payment is divided between these taxable and non-taxable portions based on the calculation of an exclusion amount. The exclusion amount for annuity payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. The exclusion amount for annuity payments based on a variable annuity option is determined by dividing the cost basis of the contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Annuity payments received after you have recovered all of your investment in the contract are fully taxable.

The Code also provides that any amount received (both annuity payments and withdrawals) under an annuity contract which is included in income may be subject to a tax penalty. The amount of the penalty is an additional tax equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

1)	paid on or after you reach age 59 1⁄2;
2)	paid to your beneficiary after you die;
3)	paid if you become totally disabled (as that term is defined in the Code);
4)	paid in a series of substantially equal periodic payments made annually (or more frequently) for your life or life expectancy or for the joint lives or joint life expectancies of you and your designated beneficiary;
5)	paid under an immediate annuity; or
6)	which come from investment in the contract made before August 14, 1982.

With respect to (4) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59  1⁄2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% tax penalty), but for the exception, plus interest for the tax years in which the exception was used. The rules governing substantially equal periodic payments are complex. You should consult a tax adviser for more specific information.

Multiple Contracts

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. This rule does not apply to immediate annuities.

Tax Treatment of Assignments

An assignment or pledge of a contract may be a taxable event. You should consult a tax adviser if you wish to assign or pledge your contract. Annuity contracts issued after April 22, 1987 that are transferred for less than full and adequate consideration (including gifts) are subject to tax to the extent of gain in the contract. This does not apply to transfers between spouses or certain transfers incident to a divorce under Code Section 1041.

Distributions After Death of Owner

In order to be treated as an annuity contract for federal income tax purposes, Code Section 72(s) requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Code Section 72(s) requires that:

a)	if any owner dies on or after the annuity start date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner’s death; and

b)	if any owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of such owner’s death.

These requirements will be considered satisfied as to any portion of an owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner’s death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner. The non-qualified contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

Taxation of Qualified Contracts.  If you have no cost basis for your interest in a qualified contract, the full amount of any distribution is taxable to you as ordinary income. If you do have a cost basis for all or some of your interest, a portion of the distribution is taxable, generally based on the ratio of your cost basis to your total contract value. Special tax rules may be available for certain distributions from a qualified plan.

Code Section 72(t) imposes a 10% penalty tax on the taxable portion of any distribution from qualified plans, including contracts issued and qualified under Code Sections 401 (pension and profit-sharing plans), 403 (TSAs), 408 (IRAs), and 408A (Roth IRAs). With respect to SIMPLE IRAs, the 10% penalty is increased to 25% if the distribution occurs within the first two years after the commencement of the employee’s participation in the plan. Exceptions from the penalty tax are as follows:

a)	distributions made on or after you reach age 59 1⁄2;
b)	distributions made after your death;
c)	distributions made that are attributable to the employee being disabled as defined in the Code;
d)	after severance from employment, distributions that are part of a series of substantially equal periodic payments made not less frequently than annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary (in applying this exception to distributions from IRAs, a severance of employment is not required);
e)	distributions made after severance from employment if you have reached age 55 (not applicable to distributions from IRAs);
f)	distributions made to you up to the amount allowable as a deduction to you under Code Section 213 for amounts you paid during the taxable year for medical care;
g)	distributions made on account of an IRS levy made on a qualified retirement plan or IRA;
h)	distributions made to an alternate payee pursuant to a qualified domestic relations order (not applicable to distributions from IRAs);
i)	distributions from an IRA for the purchase of medical insurance (as described in Code Section 213(d)(1)(D)) for you and your spouse and dependents if you received unemployment compensation for at least 12 weeks and have not been re-employed for at least 60 days;
j)	certain qualified reservist distributions;
k)	distributions from an IRA to the extent they do not exceed your qualified higher education expenses (as defined in Code Section 72(t)(7)) for the taxable year; and
l)	distributions from an IRA which are qualified first-time homebuyer distributions (as defined in Code Section 72(t)(8)).

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1⁄2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. The IRS has indicated that a modification will occur if, after the first valuation date, there is:

i)	any addition to the account balance other than gains or losses,
ii)	any non-taxable transfer of a portion of the account balance to another retirement plan, or
iii)	a rollover by the individual of the amount received resulting in such amount not being taxable.

The rules governing substantially equal periodic payments are complex. You should consult a tax adviser or IRS Revenue Ruling 2002-62 for more specific information.

Required Minimum Distribution for Qualified Contracts.  For qualified contracts other than Roth IRAs, distributions generally must begin no later than April 1st of the calendar year following the later of:

a)	the calendar year in which you attain age 70 1⁄2 or
b)	the calendar year in which you retire.

The date set forth in (b) does not apply to an IRA. Required distributions generally must be over a period not exceeding your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. Upon your death, additional distribution requirements are imposed. If your contract has not entered the income phase and your death occurs after your required beginning date, distributions must be made at least as rapidly as under the method in effect at the time of your death or over the life or life expectancy of the designated beneficiary. If your contract has not entered the income phase and your death occurs before your required beginning date, the remaining interest must be distributed within 5 years or over the life or life expectancy of the designated beneficiary. If your death occurs after your contract has entered the income phase, distributions must be made at least as rapidly as under the method in effect at the time of your death. If your contract is held as a Roth IRA, there are no required minimum distributions during your life. However, upon your death your beneficiary is subject to required minimum distribution requirements. Any remaining interest must be distributed within 5 years or over your beneficiary’s life expectancy. If required minimum distributions are not made, a 50% penalty tax is imposed on the amount that should have been distributed.

The Regulations under Code Section 401(a)(9) include a provision that could increase the dollar amount of required minimum distributions for individuals who fund their IRA or qualified retirement plan with an annuity contract. During the accumulation phase of the annuity contract, Treasury Regulations Section 1.401(a)(9)-6, Q&A-12 requires that individuals add the actuarial present value of any additional benefits provided under the annuity (such as certain living or death benefits) to the dollar amount credited to the owner or beneficiary under the contract in order to determine the fair market value of the contract. A larger fair market value will result in the calculation of a higher required minimum distribution amount. You should consult a tax adviser to determine how this may impact your specific circumstances.

Partial Annuitization of Non-Qualified Contracts.  The ability to apply only a portion of your contract value to an annuity option is commonly referred to as “partial annuitization” or “partially annuitizing.” Federal tax law provides favorable tax treatment of partial annuitization of a non-qualified annuity contract under certain circumstances. You should consult a tax adviser before electing to partially annuitize your contract.

As part of the Small Business Jobs Act of 2010, Code Section 72 was amended to provide that if part of an annuity contract’s value is applied to an annuity option that provides payments for one or more lives or for a period of at least ten years, the portion of the contract that is annuitized will be treated as a separate contract and annuity payments received as a result of the partial annuitization will be treated as amounts received as an annuity instead of withdrawals, and given exclusion ratio treatment. The exclusion ratio is calculated by allocating the current investment in the contract between the amount applied to the annuity option and the remaining portion of the original contract.

If the annuity option you elect does not meet one of the two above-described criteria, we will report all payments from your contract, whether from the annuitized or the deferred portions of the contract value, to the IRS as a distribution with the taxable amount not determined beginning with the date of the partial annuitization. It is your responsibility to document to the IRS how much, if any, of a distribution is allocable to cost basis.

Taxation of Death Benefit Proceeds.  Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows:

i)	if distributed under Death Benefit Payment Option 1 (lump sum) or Option 2 (payment within 5 years of the date of the Owner’s death), they will be treated in the same manner as a withdrawal from the contract; or
ii)	if distributed under Death Benefit Payment Option 3 or 4, they will be treated as annuity payments.

Section 1035 Tax Free Exchanges.  Code Section 1035 provides that a life insurance, endowment, or annuity contract may be exchanged for an annuity contract on a tax free basis. When this type of exchange occurs, the gain in the original contract is preserved in the new contract by transferring the cost basis under the original contract to the new contract. The IRS has provided guidance on the partial exchange of an annuity contract for another annuity contract. According to the guidance, partial exchanges occurring on or after October 24, 2011 will be tax free if no distribution takes place from either contract within 180 days after the exchange. If a distribution occurs within 180 days after the exchange, the IRS will apply general tax principles to determine the tax treatment of the transfer. The limitation on distributions within 180 days does not apply to annuity payments that are based on life expectancy or on a period certain of 10 or more years. You should consult a tax adviser before entering into any 1035 exchange.

Partial exchanges which occurred prior to October 24, 2011 were subject to more restrictive guidance. You should consult a tax adviser if you have questions regarding the taxation of a prior exchange.

Beginning January 1, 2010, the Pension Protection Act of 2006 permits the exchange of an annuity contract for a qualified long-term care contract to qualify as a tax free 1035 exchange. However, if an annuity contract has entered the income phase, there is uncertainty and a lack of guidance regarding whether the exchange can qualify. Therefore, if an annuity contract has entered the income phase and the contract or the resulting annuity payments are exchanged for a qualified long-term care contract, we will not treat that as a tax free 1035 exchange.

Income Tax Reporting and Withholding.  Federal law requires that we file an information return on Form 1099-R with the IRS (with a copy to you) reporting any taxable amounts paid to you under the annuity contract. By January 31st of the calendar year following the year of any payment(s), we will issue the Form 1099-R to the owner of the annuity contract. Following the death of the owner the Form 1099-R will be sent to each beneficiary who receives a payment under the contract.

The portion of any distribution that is includible in the gross income of the owner is subject to federal income tax withholding. The amount of the withholding depends on the type of distribution. Withholding for periodic payments is at the same rate as wages and at the rate of 10% from non-periodic payments. However, the owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate (but not lower). Distributions from certain retirement plans, excluding IRAs, that are not directly rolled over to another eligible retirement plan or IRA, are subject to a mandatory 20% withholding. The 20% withholding requirement generally does not apply to:

a)	a series of substantially equal payments made at least annually for:
i)	the life or life expectancy of the owner, or joint and last survivor expectancy of the owner and a designated beneficiary, or
ii)	for a specified period of 10 years or more;
b)	distributions which are required minimum distributions; or
c)	hardship distributions from a 401(k) plan.

You should consult a tax adviser regarding withholding requirements.

Generation Skipping Transfer Tax Withholding.  Under certain circumstances, the Code may impose a generation skipping transfer tax when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

Medicare Hospital Insurance Tax.  Effective for tax years beginning after December 31, 2012, a Medicare Hospital Insurance Tax (known as the Unearned Income Medicare Contribution) applies to all or part of a taxpayer’s net investment income, at a rate of 3.8%, when certain income thresholds are met. Net investment income is defined to include, among other things, non-qualified annuities and net gain attributable to the disposition of property. Under final tax regulations issued in 2013, the taxable portion of any distribution from a nonqualified annuity contract – including withdrawals, and annuity payments – is included in net investment income. Net investment income also includes the gain from the sale of a non-qualified annuity contract. Under current guidance, we are required to report to the IRS whether a distribution is potentially subject to the tax. You should consult a tax adviser as to the potential impact of the Medicare Hospital Insurance Tax on your contract.

Non-Resident Aliens and Foreign Entities.  Generally, a distribution from a contract to a non-resident alien or foreign entity is subject to federal tax withholding at a rate of 30% of the amount of income that is distributed. A non-resident alien is a person who is neither a citizen, nor a resident, of the United States of America (“U.S.”). We are required to withhold the tax and send it to the IRS. Some distributions to non-resident aliens or foreign entities may be subject to a lower (or no) tax if a treaty applies. In order to obtain the benefits of such a treaty, the non-resident alien must claim the treaty benefit on Form W-8BEN (or the equivalent form), providing us with:

1)	proof of residency (in accordance with IRS requirements), and
2)	the applicable taxpayer identification number.

If the above conditions are not met, we will withhold 30% of the income from the distribution. Additionally, under the Foreign Account Tax Compliance Act effective July 1, 2014, U.S. withholding may occur with respect to certain foreign entity owners (including foreign financial institutions and non-financial foreign entities (such as corporations, partnerships, and trusts)) at a 30% rate without regard to lower treaty rates.

Same-Sex Marriage.  Certain states treat individuals in a same-sex marriage, civil union, or domestic partnership as spouses for purposes of state law. Where same-sex marriages are recognized by state law, they are also recognized under federal law. The Department of Treasury and Internal Revenue Service have recently determined that spousal tax benefits will be determined based on the law of the state in which the marriage was celebrated (irrespective of the state of residence). However, some uncertainty remains regarding the treatment of same-sex spouses. Same-sex marriage is not recognized under the law of every state, and state tax treatment may differ from federal. Parties to a civil union or domestic partnership are not treated as spouses under federal law. Consequently, certain transactions, such as a change of ownership or continuation of the contract after death, may be taxable to those individuals. You should consult a tax adviser for more information on this subject.

Non-Natural Owner.  When a non-qualified contract is owned by a non-natural person (e.g., a corporation, limited liability company, partnership, trust or certain other entities) the contract will generally not be treated as an annuity for tax purposes. This means that gain in the contract will be taxed each year while the contract is in the accumulation phase. This treatment is not generally applied to a contract held by a trust or other entity as an agent for a natural person. If any beneficiary (including a contingent beneficiary) of a trust is a non-natural person, the contract will not be treated as owned by an agent for a natural person, and gain in the contract will be taxed annually, whether or not the trust is a grantor trust for income tax purposes. This treatment also does not apply to a contract that qualifies as an immediate annuity. Before purchasing a contract to be owned by a non-natural person or changing ownership on an existing contract that will result in it being owned by a non-natural person, you should consult a tax adviser to determine the tax impact.

State versus Federal Tax.  On June 7, 2001, President Bush signed into law the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”). Some of EGTRRA’s provisions include increased contribution limits for qualified retirement plans, catch-up contribution limits for eligible participants and enhanced rollover opportunities. It is important to note that some states do not automatically conform their state income tax codes to reflect changes to the federal income tax code. Consequently, these states will not follow the provisions enacted by EGTRRA until they conform their income tax codes to the federal code. This nonconformity may result in state income tax consequences to participants of qualified retirement arrangements. Accordingly, participants of qualified retirement arrangements should consult a tax adviser to determine whether any adverse state income tax consequences would result from their compliance with EGTRRA’s provisions.

Distribution

Pursuant to an underwriting agreement with the Company and the Separate Account, MML Investor Services, LLC (“MMLIS”), a subsidiary of the Company, serves as principal underwriter of the Contracts. The Contracts are sold by registered representatives of MMLIS.

MMLIS is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). MMLIS receives compensation for its actions as principal underwriter of the Contracts.

Commissions Paid.  Commissions for sales of the Contract by MMLIS registered representatives are paid on behalf of MMLIS by MassMutual to MMLIS registered representatives. The maximum commission payable for the Contract is 8.5% of Purchase Payments made to a Contract and/or up to 2.4% of Contract Value annually.

Additional Compensation Paid.  Most MMLIS registered representatives are also MassMutual insurance agents, and as such, are eligible for certain cash and non-cash benefits from MassMutual. Cash compensation includes bonuses and allowances based on factors such as sales, productivity and persistency. Non-cash compensation includes various recognition items such as prizes and awards as well as attendance at, and payment of the costs associated with attendance at, conferences, seminars and recognition trips, and also includes contributions to certain individual plans such as pension and medical plans. Sales of this Contract may help these registered representatives and their supervisors qualify for such benefits. MMLIS registered representatives who are also general agents or sales managers of MassMutual also may receive overrides, allowances and other compensation that is based on sales of the Contract by their registered representatives.

Compensation in General.  The compensation arrangements described above may provide a registered representative with an incentive to sell the Contract over other available contracts whose issuers do not provide such compensation. You may want to take these compensation arrangements into account when evaluating any recommendation regarding this Contract.

We intend to recoup a portion of the cash and non-cash compensation payments that we make through the assessment of certain charges described in this prospectus. We may also use some of the 12b-1 distribution fee payments and other payments that we receive from certain funds to help us make these cash and non-cash payments.

You may want to contact MMLIS or your registered representative to find out more about the compensation they receive in connection with your purchase of a Contract.

Commissions or overrides may also be paid to broker-dealers providing wholesaling services (such as providing sales support and training for sales representatives who sell the Contracts).

Other Information

Assignment

In certain states, you cannot assign the Contract without our approval. We will refuse or accept any request to assign this Contract on a non-discriminatory basis. Please refer to your Contract.

We must receive written notice of the assignment, in Good Order, for any assignment we allow to be binding on us. We will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. We are not responsible for the validity of an assignment. You may be subject to tax consequences if you assign your Contract.

If the Contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the Contract. If you assign your Contract, your rights may only be exercised with the consent of the assignee of record.

Sending Forms and Written Requests in Good Order

From time to time you may want to submit a written request for a withdrawal, a change of beneficiary, or some other action. We can only act upon your request if we receive it in “Good Order.” Contact our Service Center to learn what information we require for your request to be in “Good Order.” Generally, your request must include the information and/or documentation we need to complete the action without using our own discretion to carry it out. Additionally, some actions may require that you submit your request on our form. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirements at any time.

Registered Representative Transaction Authority

You may authorize us to accept instructions from the registered representative assigned to your Contract in order to make transfers among investment choices and changes to allocations for future Purchase Payments. To authorize the registered representative assigned to your Contract to make premium allocations and transfers, you must send a completed Transactional Authorization Form to our Service Center. We may revoke transaction authorization privileges for certain Owners. Transaction Authorization may be elected, changed or canceled at any time. We will confirm all transactions in writing.

We are not liable for any loss, cost or expense for action on instructions which are believed to be genuine in accordance with the procedures. As these parties act on your behalf, you are responsible for and bear the consequences of their instructions and other actions, including any limits on transfers.

Unclaimed Property

Every state has some form of unclaimed property law that imposes varying legal and practical obligations on insurers and, indirectly, on contract owners, beneficiaries, and any other payees of proceeds from a contract. Unclaimed property laws generally provide for the transfer of benefits or payments under various circumstances to the abandoned property division or unclaimed property office in the state of last residence. This process is known as escheatment. To help avoid escheatment, keep your own information, as well as beneficiary and any other payee information up-to-date, including: full names, postal and electronic media addresses, telephone numbers, dates of birth, and social security numbers. To update this information, contact our Service Center.

Anti-Money Laundering

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a purchase payment or block a contract owner’s ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

Voting Rights

We are the legal owner of the fund shares. When a fund solicits proxies in conjunction with a vote of shareholders, we are required to obtain, from you and other Owners, instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares for which we have not received voting instructions, in proportion to those instructions. This will also include any shares that we own on our own behalf. This may result in a small number of Owners controlling the outcome of the vote. If we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

During the Accumulation Phase of your Contract and while the Annuitant is living, we determine the number of shares you may vote by dividing your Contract Value in each fund, if any, by $100. Fractional shares are counted. During the Annuity Phase, you have no voting rights.

Payments We Make

We may be required to suspend or postpone payments for withdrawals or transfers from the Sub-Accounts for any period when:

•	the New York Stock Exchange is not open for trading (other than customary weekend and holiday closings);
•	trading on the New York Stock Exchange is restricted;
•	an emergency exists as a result of which disposal of shares of the funds is not reasonably practicable or we cannot reasonably value the shares of the funds; or
•	during any other period when the Securities and Exchange Commission, by order, so permits for your protection.

In addition, if, pursuant to the Securities and Exchange Commission’s rules, a money market fund suspends payment of redemption proceeds in connection with a liquidation of that fund, we will delay payment of any transfer, withdrawal or death benefit from the applicable money market Sub-Account until the fund is liquidated.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to reject a Purchase Payment or block an Owner’s ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, or death benefits, until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

Changes to the Contract

We reserve the right to amend the Contract to meet the requirements of applicable federal or state laws or regulations, or as otherwise provided in the Contract. We will notify you by written notice of such amendments.

Special Arrangements

For certain group or sponsored arrangements there may be expense savings that can be passed on to the customer because our cost for sales, administration, and mortality generally vary with the size of the customer. We will consider factors such as the size of the group, the nature of the sale, the expected Purchase Payment volume, and other factors we consider significant in determining whether to reduce charges. Subject to applicable state laws and regulations, we reserve the right to reduce or waive the mortality and expense risk charge, the administrative charge, the annual contract maintenance charge or any other charge that is appropriate to reflect any expense savings. We will make any reductions according to our rules in effect when an application for a Contract is approved. We may change these rules from time to time. Any reduction in charges will reflect differences in costs or services, and will not be unfairly discriminatory.

We reserve the right to modify or terminate such arrangements.

Termination of the Contract

We will terminate your Contract upon the occurrence of any of the following events:

1)	the date of the last Annuity Payment if you have applied your entire Contract Value to an Annuity Option;
2)	the date payment is made of the entire Contract Value when there are no Annuity Payments remaining;
3)	the date of the last payment upon death to the last beneficiary; or
4)	the date your Contract is returned under the right to examine Contract provision.

In addition, in most states we reserve the right to terminate your Contract if no Purchase Payment has been made for at least two consecutive years measured from the date we received the last Purchase Payment; and each of the following amounts is less than $2,000 on the date we send notice of our election to terminate your Contract:

•	your Contract Value less any premium tax deducted; and
•	the sum of all Purchase Payments made into your contract adjusted for any partial withdrawals.

Our Financial Statements

The financial statements for the Separate Account and the Company are included in the SAI. Our financial statements should be distinguished from the financial statements of the Separate Account, and you should consider our financial statements as bearing only upon our ability to meet our obligations under the Contracts. Contact us at our Service Center for a free copy of these financial statements and/or the SAI.

Computer System Failures and Cybersecurity

MassMutual and our business partners rely on computer systems to conduct business, including customer service, marketing and sales activities, customer relationship management and producing financial statements. While MassMutual and our business partners have policies, procedures, automation and backup plans designed to prevent or limit the effect of failure, our respective computer systems may be vulnerable to disruptions or breaches as the result of natural disasters, man-made disasters, criminal activity, pandemics, or other events beyond our control. The failure of MassMutual’s and our business partners’ computer systems for any reason could disrupt operations, result in the loss of customer business and adversely impact profitability.

MassMutual and our business partners retain confidential information on our respective computer systems, including customer information and proprietary business information. Any compromise of the security of MassMutual’s or our business partners’ computer systems that results in the disclosure of personally identifiable customer information could damage MassMutual’s reputation, expose MassMutual to litigation, increase regulatory scrutiny and require it to incur significant technical, legal and other expenses.

Legal Proceedings

The Company is subject to legal and regulatory actions, including class action lawsuits, in the ordinary course of its business. Our pending legal and regulatory actions include proceedings specific to us, as well as proceedings generally applicable to business practices in the industry in which we operate. From time to time, we also are subject to governmental and administrative proceedings and regulatory inquiries, examinations, and investigations in the ordinary course of our business. In addition, we, along with other industry participants, may occasionally be subject to investigations, examinations, and inquiries (in some cases industry-wide) concerning issues upon which regulators have decided to focus. Some of these proceedings involve requests for substantial and/or unspecified amounts, including compensatory or punitive damages.

While it is not possible to predict with certainty the ultimate outcome of any pending litigation proceeding or regulatory action, management believes, based on information currently known to it, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights of indemnification, is not likely to have a material adverse effect upon the Separate Account, the ability of the principal underwriter(s) to perform in accordance with its (or their) contract(s) with the Separate Account, or the ability of the Company to meet its obligations under the Contracts.

For more information regarding the Company’s litigation and other legal proceedings, see the notes to the Company’s financial statements contained within the Statement of Additional Information.

Table of Contents of the Statement of Additional Information

Services

Distribution

Fixed Annuity Payout Rates

Payment of Death Benefit

Experts

Financial Statements

[THIS PAGE INTENTIONALLY LEFT BLANK]

To obtain a free copy of the Statement of Additional Information with more details concerning subjects discussed in this prospectus, return this request form to the address shown below or call our Service Center at (866) 645-2362.

To:	MassMutual

Service Center

P.O. Box 758511

Topeka, Kansas 66675-8550

Please send me the Statement of Additional Information for MassMutual Transitions SelectSM II.

Name

Address

City	State	Zip

Telephone

[THIS PAGE INTENTIONALLY LEFT BLANK]

Appendix A

CDSC Example

The values shown are based on the following assumptions:

•	B-Share class is purchased
•	The following Purchase Payments are made:

Purchase Payment	Contract Year	Date	Amount
1 (on Issue Date)	1	January 15	$100,000
2	1	May 15	$10,000
3	2	January 15	$200,000

•	On February 15 of Contract Year 4, the Contract Value is $350,000 and a partial withdrawal of $150,000 is made.

To calculate the CDSC, we first determine the amount of the withdrawal subject to a CDSC as follows:

•	First, the earnings of $40,000 ($350,000 – $310,000 = $40,000) is withdrawn without any CDSC.
•	All of the Purchase Payments were made less than 7 years ago; therefore, all of the Purchase Payments are within the CDSC schedule.
•	Next, we calculate the Free Withdrawal Amount, which is 10% of the Purchase Payments still subject to a CDSC (10% x $310,000 = $31,000).
•	The withdrawal amount subject to a CDSC is $79,000 ($150,000 – $40,000 – $31,000).

Next, we calculate the amount of the CDSC as follows:

•	Payment #1, is reduced by the Free Withdrawal Amount ($100,000 – $31,000 = $69,000). As this Purchase Payment is in the 4th year, the CDSC is 6% or $4,140 ($69,000 x 6%).
•	The remaining withdrawal amount still subject to a CDSC is $10,000 ($79,000 – $69,000). This amount equals the amount of Purchase Payment #2, which is in the 3rd year. The CDSC on this amount is 7% or $700 ($10,000 x 7%).
•	The total CDSC is $4,840, which is the sum of the charges on each Purchase Payment ($4,140 + $700).

The total CDSC for this withdrawal is $4,840, which is deducted from the withdrawal amount of $150,000. The net amount ($144,860) is paid to the Owner, unless otherwise instructed.

Appendix B

Guaranteed Minimum Accumulation Benefit Examples

Example 1: Setting of Initial Values

The values shown are based on the following assumptions:

•	Initial Purchase Payment = $100,000

Beginning of Contract Year	Purchase Payment	Withdrawal	Contract Value	GMAB Amount
1	$100,000		$100,000	$100,000

Example 2: Reset Option

The values shown are based on the following assumptions:

•	Initial Purchase Payment = $100,000
•	There is no subsequent Purchase Payment or withdrawal while the GMAB is in effect
•	The reset option is exercised on your Contract Anniversaries 2 through 6 (beginning of Contract Years 3 through 7)

Beginning of Contract Year	Purchase Payment	Withdrawal	Contract Value	GMAB Amount
1	$100,000		$100,000	$100,000
2			$105,000	$100,000
3			$110,250	$110,250
4			$115,763	$115,763
5			$121,551	$121,551
6			$127,628	$127,628
7			$134,010	$134,010
8			$140,710	$134,010
9			$147,746	$134,010
10			$155,133	$134,010
11			$162,889	$134,010
12			$171,034	$134,010
13			$179,586	$134,010
14			$188,565	$134,010
15			$197,993	$134,010
16			$207,893	$134,010
17			$218,287	$134,010
18			$229,202	$0

•	On the Contract Issue Date, the GMAB Amount is equal to the initial Purchase Payment of $100,000.
•	Beginning on the second Contract Anniversary, the Owner requests to reset the GMAB Amount. The Owner requests this reset for Contract Anniversaries 3 through 6.
•	At the end of the benefit period (which is 10 years from the most recent reset), the Contract Value is greater than the GMAB Amount. No GMAB credit will be applied, and the GMAB terminates.

Example 3: Impact of a Withdrawal

The values shown are based on the following assumptions:

•	Initial Purchase Payment = $100,000

•	A withdrawal of $10,000 is made at the beginning of Contract Year 3
•	No reset is elected, and no subsequent Purchase Payment is made while the GMAB is in effect

Beginning of Contract Year	Purchase Payment	Withdrawal	Contract Value	GMAB Amount
1	$100,000		$100,000	$100,000
2			$105,000	$100,000
3 (immediately prior to withdrawal)			$110,250	$100,000
3 (immediately after withdrawal)		$10,000	$100,250	$90,930
4			$105,263	$90,930
5			$110,526	$90,930
6			$116,052	$90,930
7			$121,855	$90,930
8			$127,947	$90,930
9			$134,345	$90,930
10			$141,062	$90,930
11			$148,115	$0

•	On the Contract Issue Date, the GMAB Amount is equal to the initial Purchase Payment of $100,000.
•	A withdrawal of $10,000 (including any CDSC) is made at the beginning of Contract Year 3.
•	Immediately prior to the withdrawal is made, the Contract Value is $110,250, and the GMAB Amount is $100,000.
•	Immediately after the withdrawal is made, the Contract Value becomes $100,250 ($110,250-$10,000), and the GMAB Amount is reduced by the same percentage that the Contract Value is reduced:

GMAB Amount immediately after the withdrawal = GMAB Amount immediately prior to the withdrawal – (Withdrawal Amount / Contract Value immediately prior to the withdrawal) * GMAB Amount immediately prior to the withdrawal

= $100,000 - ($10,000 / $110,250) * $100,000

= $100,000 - $9,070

= $90,930

•	At the end of the benefit period (which is 10 years from the Issue Date since there is no reset), the Contract Value is greater than the GMAB Amount. No GMAB credit will be applied, and the GMAB terminates.

Example 4: Calculation of GMAB Credit

There are four examples below, which cover four distinct situations and demonstrate how GMAB credit would be calculated under each situation. In all four examples, the following assumptions are made:

•	Initial Purchase Payment of $100,000 is made. On the Contract Issue Date, the GMAB Amount is equal to the initial Purchase Payment of $100,000.
•	A subsequent Purchase Payment of $20,000 is made in the middle of Contract Year 1. This amount will be added to the GMAB Amount since it is made during the first Contract Year. The GMAB Amount is now $120,000 (=$100,000 + $20,000).

(1) No Subsequent Purchase Payment after the First Contract Year and No Reset

Beginning of Contract Year	Purchase Payment	Withdrawal	Contract Value	GMAB Amount
1	$100,000		$100,000	$100,000
Middle of Contract Year 1	$20,000		$125,000	$120,000
11 (before GMAB credit is applied)			$105,000	$120,000
11 (after GMAB credit is applied)			$120,000	$0

•	There are no subsequent Purchase Payments made after the first Contract Year, and there is no reset while the GMAB is in effect.

•	At the end of the 10-year benefit period (beginning of Contract Year 11), we will determine the GMAB credit. Since there are no subsequent Purchase Payments after the first Contract Year and there has been no reset, the GMAB credit is calculated as the result of A minus B below:

¡	A is the GMAB Amount at the end of the benefit period ($120,000 in this example)
¡	B is the Contract Value at the end of the benefit period ($105,000 in this example)

So the GMAB credit is $120,000 - $105,000 = $15,000.

If B is greater than A, you will not receive a GMAB Credit.

•	The GMAB credit is then added to the Contract Value which is now $120,000 (=$105,000 + $15,000). The GMAB now terminates.

(2) No Subsequent Purchase Payment after the Most Recent Reset

Beginning of Contract Year	Purchase Payment	Withdrawal	Contract Value	GMAB Amount
1	$100,000		$100,000	$100,000
Middle of Contract Year 1	$20,000		$125,000	$120,000
3	$30,000		$150,000	$120,000
4			$160,000	$160,000
14 (before GMAB credit is applied)			$110,000	$160,000
14 (after GMAB credit is applied)			$160,000	$0

•	A subsequent Purchase Payment of $30,000 is made at the beginning of Contract Year 3. This amount will not affect the GMAB Amount since it is made after the first Contract Year. The GMAB Amount remains at $120,000.
•	A reset is elected on the 3rd Contract Anniversary (beginning of Contract Year 4). The GMAB Amount is set equal to the Contract Value on that date which is $160,000.
•	At the end of the 10-year benefit period (beginning of Contract Year 14, which is 10 years from the most recent reset date), we will determine the GMAB credit. Since there has been no subsequent Purchase Payment after the most recent reset, the GMAB credit is calculated as the result of A minus B below:

¡	A is the GMAB Amount at the end of the benefit period ($160,000 in this example)
¡	B is the Contract Value at the end of the benefit period ($110,000 in this example)

So the GMAB credit is $160,000 - $110,000 = $50,000.

If B is greater than A, you will not receive a GMAB Credit.

•	The GMAB credit is then added to the Contract Value which is now $160,000 (=$110,000 + $50,000). The GMAB now terminates

(3) Subsequent Purchase Payment Made after the First Contract Year and No Reset

Beginning of Contract Year	Purchase Payment	Withdrawal	Contract Value	GMAB Amount
1	$100,000		$100,000	$100,000
Middle of Contract Year 1	$20,000		$125,000	$120,000
3	$30,000		$150,000	$120,000
11 (before GMAB credit is applied)			$110,000	$120,000
11 (after GMAB credit is applied)			$142,000	$0

•	A subsequent Purchase Payment of $30,000 is made at the beginning of Contract Year 3. This amount will not affect the GMAB Amount since it is made after the first Contract Year. The GMAB Amount remains at $120,000.
•	There is no additional subsequent Purchase Payment made after beginning of Contract Year 3, and there is no reset while the GMAB is in effect.
•

At the end of the 10-year benefit period (beginning of Contract Year 11), we will determine the GMAB credit. Since a subsequent purchase payment is made after the first Contract Year and there has been no reset, we need to first determine the percentage of total Purchase Payments made during the first Contract Year, which is 80% (=$120,000 / $150,000). We then calculate the GMAB credit as the result of A minus B below:

¡	A is the GMAB Amount at the end of the benefit period ($120,000 in this example)
¡	B is the Contract Value at the end of the benefit period multiplied by the percentage calculated above ($110,000 * 80% = $88,000, in this example)

So the GMAB credit is = $120,000 - $88,000 = $32,000.

If B is greater than A, you will not receive a GMAB Credit.

•	The GMAB credit is then added to the Contract Value which is now $142,000 (=$110,000 + $32,000). The GMAB now terminates.

(4) Subsequent Purchase Payment Made after the Most Recent Reset

Beginning of Contract Year	Purchase Payment	Withdrawal	Contract Value	GMAB Amount
1	$100,000		$100,000	$100,000
Middle of Contract Year 1	$20,000		$125,000	$120,000
3	$30,000		$150,000	$120,000
4 (reset)			$155,000	$155,000
5 (reset)			$160,000	$160,000
6	$10,000		$180,000	$160,000
15 (before GMAB credit is applied)			$120,000	$160,000
15 (after GMAB credit is applied)			$167,059	$0

•	A subsequent Purchase Payment of $30,000 is made at the beginning of Contract Year 3. This amount will not affect the GMAB Amount since it is made after the first Contract Year. The GMAB Amount remains at $120,000.
•	On the 3rd Contract Anniversary (beginning of Contract Year 4), the Owner requests a reset. The GMAB Amount is reset to the then current Contract Value of $155,000.
•	On the 4th Contract Anniversary (beginning of Contract Year 5), the Owner requests another reset. The GMAB Amount is reset to the then current Contract Value of $160,000.
•	Another subsequent Purchase Payment of $10,000 is made at the beginning of Contract Year 6. This amount will not affect the GMAB Amount since it is made after a reset. The GMAB Amount remains at $160,000.
•	At the end of the 10-year benefit period (beginning of Contract Year 15 which is 10 years from the most recent reset date), we will determine the GMAB credit. Since a subsequent Purchase Payment is made after the most recent reset, we need to first determine a percentage as (1) Contract Value as of the most recent reset, divided by (2) Contract Value as of the most recent reset plus any subsequent Purchase Payments. This percentage is 94.1176% (= $160,000 / ($160,000 + $10,000)). We then calculate the GMAB credit as the result of A minus B below:

¡	A is the GMAB Amount at the end of the benefit period ($160,000 in this example)
¡	B is the Contract Value at the end of the benefit period multiplied by the percentage calculated above ($120,000 * 94.1176% = $112,941, in this example)

So the GMAB credit is = $160,000-$112,941 = $47,059.

If B is greater than A, you will not receive a GMAB Credit.

•	The GMAB credit is then added to the Contract Value which is now $167,059 (=$120,000 + $47,059). The GMAB now terminates.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

1295 State Street

Springfield, Massachusetts 01111-0111

STATEMENT OF ADDITIONAL INFORMATION

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4

MASSMUTUAL TRANSITIONS SELECTSM II VARIABLE ANNUITY

An individual flexible premium deferred variable annuity

[                    ], 2015

This is not a prospectus. This Statement of Additional Information should be read in conjunction with the prospectus dated [                    ], for the individual flexible premium deferred variable annuity contracts (“Contracts”) that are referred to herein.

For a copy of the prospectus call (866) 645-2362 or write to: MassMutual Service Center, P.O. Box 758511, Topeka, Kansas 66675-8550.

Services	2

Distribution	2

Fixed Annuity Payout Rates	2

Payment of Death Benefit	3

Experts	3

Financial Statements	final pages

Transitions SelectSM II

Statement of Additional Information

1

SERVICES

MassMutual has entered into an administrative services agreement with se2, LLC (“se2”), 5801 S.W. 6th Avenue, Topeka, Kansas 66636, whereby se2 will provide the primary services required for the service and administration of the Contract. These services include, but are not limited to: document management services, new business processing, fund transfer, withdrawal, and death benefit processing as well as customer service call handling for all calls from both registered representatives and Owners.

DISTRIBUTION

Pursuant to an underwriting and servicing agreement with MassMutual and the separate account, MML Investors Services, LLC (“MMLIS”), a subsidiary of MassMutual, serves as principal underwriter of the Contracts sold by its registered representatives.

MMLIS is located at 1295 State Street, Springfield, MA 01111-0001. MMLIS is registered with the SEC as broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”).

As of the date of this Statement of Additional Information, the Contract has not yet been offered for sale. Therefore, no compensation has been paid and reported at this time.

Commissions for sales of the Contract by MMLIS registered representatives are paid on behalf of MMLIS by MassMutual to MMLIS registered representatives. As of the date of this Statement of Additional Information, the Contract has not yet been offered for sale. Therefore, no commissions has been paid and reported at this time.

The offering is on a continuous basis.

FIXED ANNUITY PAYOUT RATES

The assumptions for determining the Fixed Annuity Payout Rates are:

1.  The 2012 Individual Annuity Mortality (IAM) mortality table, projected to the year 2052 with 100% of Projection Scale G2 for both males and females, applies to all Annuity Options which include life contingent payments. Where applicable, unisex mortality rates and projection factors are based on a 30%/70% male/female weighting.

2.  Age will be determined based on each Annuitant’s birthday nearest the applicable Annuity Date with a five-year age setback applied in all instances. For example, age 65 is considered the period of time between age 64 years, 6 months and one day and age 65 years and 6 months. Once the age has been determined, the setback would then be applied (e.g. age 65 will be considered age 60).

3.  An effective annual interest rate of 0.10%.

If the single premium immediate annuity rates we offer to the same class of Annuitants and designate for this purpose on the Annuity Date are higher than the Fixed Annuity Payout Rates for this Contract, the higher rates will be used.

Transitions SelectSM II

Statement of Additional Information

2

PAYMENT OF DEATH BENEFIT

MassMutual will require due proof of death before any death benefit is paid. Due proof of death will be:

1)  a certified death certificate;

2)  a certified decree of a court of competent jurisdiction as to the finding of death; or

3)  any other proof satisfactory to MassMutual.

All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

The beneficiary designation in effect on the date we issue the Contract will remain in effect until changed. Unless you provide otherwise, the death benefit will be paid in equal shares to the beneficiary(ies) as follows:

1)  to the primary beneficiary(ies) who survive your death and/or the Annuitant’s death, as applicable; or

2)  if there is no primary beneficiary who survives your death and/or any Annuitant’s death, as applicable, to the contingent beneficiary(ies) who survive the owner’s and/or the Annuitant’s death, as applicable; or

3)  if there is no primary or contingent beneficiary who survives your death, and/or any Annuitant’s death, as applicable, to you or your estate.

You may name an irrevocable beneficiary(ies). In that case, a change of beneficiary requires the consent of any irrevocable beneficiary. If an irrevocable beneficiary is named, the Owner retains all other contractual rights.

See the Death Benefit section in the prospectus for more information on death benefits.

EXPERTS

[to come]

Transitions SelectSM II

Statement of Additional Information

3

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a)	Financial Statements **

Financial Statements included in Part A

Condensed Financial Information The Contract described in this prospectus has not previously been available for sale. Therefore, there is no Accumulation Unit information for the Contract.

Financial Statements included in Part B

The Registrant – The following financial statements to be filed by amendment:

Report of Independent Registered Public Accounting Firm

Statement of Assets and Liabilities as of December 31, 2014

Statements of Operations and Changes in Net Assets for the years ended December 31, 2014 and 2013

Notes to Financial Statements

The Depositor – The following financial statements to be filed by amendment:

Independent Auditors’ Report

Statutory Statements of Financial Position as of December 31, 2014 and 2013

Statutory Statements of Operations for the years ended December 31, 2014, 2013 and 2012

Statutory Statements of Changes in Surplus for the years ended December 31, 2014, 2013 and 2012

Statutory Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012

Notes to Statutory Financial Statements

(b)	Exhibits

	Exhibit 1	Resolution of Board of Directors of Massachusetts Mutual Life Insurance Company authorizing the establishment of the Separate Account – Incorporated by reference to the Separate Account’s Initial Registration Statement File No. 333-45039 filed January 28, 1998

	Exhibit 2	Not Applicable.

	Exhibit 3	Underwriting and Servicing Agreement dated December 16, 2014 by and between MML Investors Services, LLC and Massachusetts Mutual Life Insurance Company *

	Exhibit 4	i.	Form of Individual Variable Deferred Annuity Contract with Flexible Purchase Payments **

		ii.	Form of Contract Schedule(s) **

		iii.	Form of Fixed Account for Dollar Cost Averaging Rider **

		iv.	Form of Return of Purchase Payment Death Benefit Rider **

		v.	Form of Nursing Home and Hospital Withdrawal Benefit Rider **

		vi.	Form of Terminal Illness Withdrawal Benefit Rider **

		vii.	Form of Guaranteed Minimum Accumulation Benefit Rider (10 Year Benefit) **

		viii.	Form of Guaranteed Minimum Accumulation Benefit Rider (20 Year Benefit) **

		ix.	Form of Unisex Rider **

		x.	Form of Qualified Plan Contract Rider **

		xi.	Form of IRA Rider **

		xii.	Form of Roth IRA Rider **

		xiii.	Form of SIMPLE IRA Supplemental Rider **

	Exhibit 5	Form of Individual Variable Deferred Annuity Contract Application **

	Exhibit 6	i.	Charter documentation as amended through August 10, 2008 of Massachusetts Mutual Life Insurance Company – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-50410 filed November 24, 2008

		ii.	By-Laws of Massachusetts Mutual Life Insurance Company as adopted April 9, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

	Exhibit 7	Not Applicable.

	Exhibit 8	i.	Fund Participation Agreements

• Fidelity Funds

Participation Agreement dated May 1, 1998 (Variable Insurance Products Fund II, Fidelity Distributors Corporation and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

• Amendments effective May 1, 1998 and April 15, 2001 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

• Amendment effective June 30, 2008 – Incorporated by reference to Pre- Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

Summary Prospectus Agreement effective May 1, 2011 (Fidelity Distributors Corporation and Massachusetts Mutual Life Insurance Company, C.M. Life Insurance Company, and MML Bay State Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

•	Ivy Funds

Participation Agreement dated as of October 25, 2012 (Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

	•	First Amendment dated January 18, 2013 – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

•	MML Funds

Participation Agreement dated August 15, 2008 (MML Series Investment Fund, American Funds Insurance Series, Capital Research and Management Company, and Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 78 to Registration Statement File No. 002-39334 filed March 2, 2011

Participation Agreement dated November 17, 2005 (MML Series Investment Fund, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 62 to Registration Statement File No. 002-39334 filed August 22, 2007

	•	First Amendment effective November 17, 2005 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

	•	Second Amendment dated as of August 26, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

	•	Third Amendment dated April 9, 2010 — Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

	•	Fourth Amendment dated and effective July 23, 2010 – Incorporated by reference to Post-Effective Amendment No. 78 to Registration Statement File No. 002-39334 filed March 2, 2011

	•	Fifth Amendment dated August 28, 2012 – Incorporated by reference to Post-Effective Amendment No. 87 to Registration Statement File No. 002-39334 filed March 1, 2013

	•	Sixth Amendment dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

•	MML II Funds

Participation Agreement dated November 17, 2005 (MML Series Investment Fund II, Massachusetts Mutual Life Insurance Company and MML Bay State Life Insurance Company and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement File No. 333-122804 filed April 30, 2008

	•	First Amendment effective November 17, 2005 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

	•	Second Amendment dated as of August 26, 2008 – Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed September 12, 2008

	•	Third Amendment dated as of April 9, 2010 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

	•	Fourth Amendment dated and effective July 23, 2010 – Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement File No. 333-122804 filed March 2, 2011

	•	Fifth Amendment dated August 1, 2011 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

	•	Sixth and Seventh Amendments dated and effective August 28, 2012 and November 12, 2012 – Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement File No. 333- 122804 filed March 1, 2013

	•	Eighth Amendment dated April 1, 2014 – Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

•	Oppenheimer Funds

Participation Agreement, entered into as of May 1, 2006 and executed on November 20, 2007, (Oppenheimer Variable Account Funds, OppenheimerFunds, Inc., Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post- Effective Amendment No. 17 to Registration Statement File No. 333-50410 filed April 25, 2008

	•	Amendment No. 1 effective April 3, 2008 – Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement File No. 333-150916 filed April 28, 2009

	•	Amendment No. 2 effective June 8, 2009 – Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement File No. 333-150916 filed April 27, 2010

• Amendment No. 3 effective October 13, 2010 – Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement File No. 333-45039 filed April 25, 2012

• Amendment No. 4 dated April 1, 2014 – Incorporated by reference to Post- Effective Amendment No. 6 to Registration Statement File No. 333-150916 filed April 28, 2014

ii.	Rule 22c-2 Agreements (Shareholder Information Agreements)

	•	Fidelity Distributors Corporation effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

	•	Ivy Funds Variable Insurance Portfolios Amended and Restated Agreement dated November 13, 2012 (Massachusetts Mutual Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 18 to Registration Statement File No. 333-109620 filed April 25, 2013

	•	MML Series Investment Fund effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

	•	MML Series Investment Fund II effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

	•	OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. effective October 16, 2007 (Massachusetts Mutual Life Insurance Company, MML Bay State Life Insurance Company, and C.M. Life Insurance Company) – Incorporated by reference to Post-Effective Amendment No. 16 to Registration Statement File No. 333-50410 filed April 25, 2007

iii.	Administrative Services

	•	Administrative Services Agreement dated [ ], 2015 **

Exhibit 9	Opinion and Consent of Counsel **

Exhibit 10	i.	Consent of Independent Registered Public Accounting Firm, KPMG LLP. **

	ii.	Powers of Attorney – (included on signature page)

Roger W. Crandall Michael T. Rollings Gregory Deavens Cristóbal I. Conde Kathleen A. Corbet James H. DeGraffenreidt, Jr. Patricia Diaz Dennis	Isabella D. Goren Robert A. Essner Raymond W. LeBoeuf Cathy E. Minehan Marc F. Racicot Laura J. Sen William T. Spitz H. Todd Stitzer

Exhibit 11	Not Applicable.

Exhibit 12	Not Applicable.

*	filed herewith
**	to be filed by amendment

Item 25. Directors and Officers of the Depositor

Directors of Massachusetts Mutual Life Insurance Company

Cristóbal I. Conde, Director 255 E. 74 St., Apt. PH2 New York, NY 10021	Raymond W. LeBoeuf, Director 1590 Galleon Drive Naples, FL 34102-7716	Isabella D. Goren, Director 16228 Shadybank Drive Dallas, TX 75248

Kathleen A. Corbet, Director 49 Cross Ridge Road New Canaan, CT 06840	Cathy E. Minehan, Director 128 Beacon Street Boston, MA 02116	Jeffrey M. Leiden, Director 50 North Avenue Boston, MA 02210

Roger W. Crandall, Director, Chairman 1295 State Street B101 Springfield, MA 01111	Marc Racicot, Director 28013 Swan Cove Drive Bigfork, MT 59911	Mark T. Bertolini, Director 151 Farmington Avenue Hartford, CT 06156

James H. DeGraffenreidt, Jr., Director 1340 Smith Avenue Suite 200 Baltimore, MD 21209	Laura J. Sen, Director 90 Babcock Street Brookline, MA 02446

Patricia Diaz Dennis, Director 103 Devine Road San Antonio, TX 78212	William T. Spitz, Director 16 Wynstone Nashville, TN 37215

Robert A. Essner, Director 1301 Westway Drive Sarasota, FL 34236	H. Todd Stitzer, Director 1312 Casey Key Road Nokomis, FL 34275

Officers of Massachusetts Mutual Life Insurance Company

Todd G. Picken, Corporate Vice President and Treasurer 1295 State Street Springfield, MA 01111	Gregory Deavens, Senior Vice President and Controller 1295 State Street Springfield, MA 01111

Roger W. Crandall, President and Chief Executive Office (principal executive officer) 1295 State Street B101 Springfield, MA 01111	Melvin Corbett, Executive Vice President and Chief Investment Officer 1295 State Street Springfield, MA 01111

Mark Roellig, Executive Vice President and General Counsel 1295 State Street Springfield, MA 01111	Pia Flanagan,, Vice President, Corporate Secretary & Assistant General Counsel 1295 State Street Springfield, MA 01111

Michael T. Rollings, Executive Vice President and Chief Financial Officer 1295 State Street Springfield, MA 01111	Debra Palermino, Executive Vice President 1295 State Street Springfield, MA 01111

Elaine A. Sarsynski, Executive Vice President 1295 State Street Springfield, MA 01111	Robert Casale, Executive Vice President & Chief Information Officer 1295 State Street Springfield, MA 01111

Michael Fanning, Executive Vice President 1295 State Street Springfield, MA 01111	Elizabeth Chicares, Executive Vice President & Chief Enterprise Risk Officer 1295 State Street Springfield, MA 01111

Douglas Russell, Senior Vice President 1295 State Street Springfield, MA 01111	Susan Cicco, Senior Vice President & Chief of Staff 1295 State Street Springfield, MA 01111

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

ORGANIZATIONAL SUMMARY

I.	DIRECT SUBSIDIARIES OF MASSMUTUAL - MassMutual is the sole owner of each subsidiary unless otherwise indicated.

A.	C.M. Life Insurance Company (May 11, 1981), a Connecticut corporation which operates as a life and health insurance company.

1.	MML Bay State Life Insurance Company (April 1, 1935), a Connecticut corporation which operates as a life and health insurance company.

2.	CML Mezzanine Investor, LLC (October 18, 2005), a Delaware limited liability company that acts as a blocker entity for C.M. Life Insurance Company.

3.	CML Mezzanine Investor L, LLC (November 5, 2008), a Delaware limited liability company that holds a portion of the investment interests in a mezzanine fund.

4.	CML Mezzanine Investor III, LLC (May 17, 2010), a Delaware limited liability company that acts as a blocker entity for C.M. Life Insurance Company.

5.	CML Re Finance LLC (December 19, 2008), a Delaware limited liability company formed for the purpose of holding interests in actively managed mortgage loans, near foreclosure mortgages and subsequently foreclosed properties.

6.	CML Special Situations Investor LLC (November 17, 2014), a Delaware limited liability company that holds a portion of the limited partner interest in a European investment fund.

B.	MML Distributors, LLC (November 10, 1994), a Connecticut limited liability company which operates as a securities broker-dealer. (MassMutual – 99% and MassMutual Holding LLC – 1%.)

C.	MassMutual Holding LLC (November 30, 1984), a Delaware limited liability company which operates as a holding company for certain MassMutual entities.

MassMutual Holding LLC is the sole owner of each subsidiary or affiliate unless otherwise indicated.

1.	MML Investors Services, LLC (December 31, 1981), a Massachusetts limited liability company which operates as a securities broker-dealer and federally covered investment advisor.

a.	MML Insurance Agency, LLC (November 16, 1990), a Massachusetts limited liability company which operates as an insurance broker.

b.	MMLISI Financial Alliances, LLC, (June 27, 2001) a Delaware limited liability company which is a federally covered investment adviser and licensed insurance agency. (MML Investors Services, LLC – 51% and Series Members – 49%)

2.	MML Management Corporation (October 14, 1968), a Massachusetts corporation which formerly operated as a manager of properties owned by MassMutual.

a.	MassMutual International Holding MSC, Inc. (January 31, 2001), a Massachusetts corporation.

3.	MassMutual International LLC (February 19, 1996), a Delaware limited liability company which operates as a holding company for those entities constituting MassMutual’s international insurance operations. MassMutual International LLC is the sole owner of each of the subsidiaries or affiliates listed below unless otherwise indicated.

a.	MassMutual Asia Limited, a corporation organized in Hong Kong which operates as a life insurance company. (Owned 99.99% by MassMutual International LLC and .01% by MassMutual Holding LLC).

1.)	MassMutual Insurance Consultants Limited, a corporation organized in Hong Kong which operates as a general insurance agent. (MassMutual Asia Limited owns 99.99% and MassMutual Services Limited owns .01%).

2

2.)	MassMutual Trustees Limited, a corporation organized in Hong Kong which operates as an approved trustee for the mandatory provident funds. (Owned 20% each by MassMutual Asia Limited, MassMutual Services Limited (in trust for MassMutual Asia Ltd.), MassMutual Guardian Limited (in trust for MassMutual Asia Ltd.), Protective Capital (International) Limited and Keng Puang Tay (in trust for MassMutual Asia Ltd.)).

3.)	Protective Capital (International) Limited, a corporation organized in Hong Kong which is a dormant investment company. (Owned 99.98% by MassMutual Asia Limited, .01% by Ling Sau Lei and .01% by Jones Leung.)

4.)	MassMutual Services Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Protective Capital (International) Limited – 50%.)

5.)	MassMutual Guardian Limited, a corporation organized in Hong Kong which provided policyholders with estate planning services. This company is now inactive. (MassMutual Asia Ltd. – 50%, Protective Capital (International) Limited - 50%.)

6.)	MassMutual Asia Investors Ltd., a Hong Kong company that provides investment advisory services. (wholly owned subsidiary of MassMutual Asia Limited)

b.	MassMutual Internacional (Chile) SpA, a corporation organized in the Republic of Chile which operates as a holding company. (MassMutual International LLC – 99.93%; MassMutual Holding LLC - .07%; MassMutual Holding LLC)

1.)	MassMutual (Chile) Limitada (September 13, 2006), a limited liability company organized in the Republic of Chile. (MassMutual Internacional (Chile) SpA - 99.99 % and MassMutual International LLC .01%).

3

c.	MassMutual Life Insurance Company, a Japanese corporation which operates as a life insurance company. (MassMutual International LLC – 90.52%; MassMutual Asia Limited – 9.46%; and MassMutual Life Insurance Company - .02%).

4.	MassMutual Assignment Company (October 4, 2000), a North Carolina corporation which operated a structured settlement business.

5.	MassMutual Capital Partners LLC (September 20, 2006), a Delaware single-member limited liability company. MassMutual Holding LLC is the sole member.

6.	First Mercantile Trust Company (November 26, 1957), a Tennessee trust company engaged in the business of providing retirement plan investment management and recordkeeping products and services to businesses and individuals.

7.	Society of Grownups, LLC (April 15, 2014), a Massachusetts limited liability company and federally covered investment adviser that provides financial planning and other personal financial and investment advice and education to the public.

8.	MM Caerulus Holdco US LLC (May 5, 2014), a Delaware LLC that is currently inactive.

9.	MassMutual Ventures LLC (June 10, 2014), a Delaware limited liability company.

10.	Haven Life Insurance Agency, Inc. (March 11, 2013), a Delaware corporation that will engage in insurance agency activities pending regulatory approval and following licensure in jurisdictions in which it will conduct insurance activities.

11.	MM Rothesay Holdco US LLC (September 24, 2013), a Delaware limited liability company that holds shares in Rothesay Holdco UK Limited.

4

12.	MM Asset Management Holding LLC, a Delaware limited liability company that acts as a holding company for certain asset managers.

a.	Babson Capital Management LLC (July 5, 1940), a Delaware limited liability company which operates as an investment adviser.

1.)	Babson Capital Securities LLC (July 1, 1994), a Delaware limited liability company which operates as a securities broker-dealer.

2.)	Babson Capital Japan KK, formerly known as MassMutual Investment Management Company (May 28, 2004), a Japanese registered investment adviser.

3.)	Babson Capital Asia Limited (May 7, 2009), a Hong Kong company whose sole employee conducts market research for investment opportunities for Babson Capital Management LLC and Massachusetts Mutual Life Insurance Company.

4.)	Babson Capital Australia Holding Company Pty Ltd. (October 12, 2009), an operating company that employs five or more mezzanine debt portfolio managers.

a.)	Babson Capital Australia Pty Ltd. (October 16, 2009), an asset manager for Australian institutional investors.

5.)	Babson Capital Guernsey Limited, an investment management company organized under the laws of Guernsey.

a.)	Babson Capital Europe Limited, an institutional debt-fund manager organized under the laws of England and Wales.

5

i.	Almack Holding Partnership GP Limited, an English company and wholly-owned subsidiary of Babson Capital Management (UK) Limited, will serve as a general partner of each of Almack Leveraged 1 LP, Almack Unleveraged 1 LP, Almack Leveraged 2 LP and Almack Unleveraged 2 LP.

ii.	Almack Mezzanine Fund Limited, an English company and wholly-owned subsidiary of Babson Capital Management (UK) Limited, will serve as general partner of Almack Mezzanine Founder LP and Almack Mezzanine I LP.

iii.	Almack Mezzanine Fund II Limited, an English company and wholly-owned subsidiary of Babson Capital Management (UK) Limited, serves as general partner of Almack Mezzanine II Leveraged LP, Almack Mezzanine II Unleveraged LP and Almack Mezzanine Founder II LP.

iv.	Almack Mezzanine GP III Limited, an English company that serves as general partner of Almack Mezzanine Investors III LP, Almack Mezzanine III LP and Almack Mezzanine Carry III LP, all the stock of which is owned by Babson Capital Management (UK) Limited.

v.	Babson Capital Global Advisors Limited (May 5, 2011), a company organized under the laws of England and Wales that operates as an institutional debt fund manager.

6

6.)	Cornerstone Real Estate Advisers LLC (January 20, 1994), a Delaware limited liability company which operates as an investment adviser.

a.)	Cornerstone Real Estate Advisers Inc. (formerly, Babson Capital Management, Inc.), a Delaware corporation that holds a “corporation” real estate license.

b.)	Cornerstone Real Estate UK Holdings Limited (November 13, 2009), a holding company incorporated under the laws of England and Wales.

i.	Cornerstone Real Estate UK (No. 2) Limited (formerly, Peder Smedvig Protego Limited), a special purpose holding company.

ii.	Cornerstone Real Estate Advisers Europe Finance LLP (formerly, Protego Real Estate Investors Finance LLP), a London-based real estate investment management company. (99% owned by Cornerstone Real Estate UK Holdings Limited and 1% owned by Cornerstone Real Estate UK (No.2) Limited.)

iii.	Cornerstone Real Estate Advisers Europe LLP (formerly, Protego Real Estate Investors LLP), a London-based real estate investment management company. (99% owned by Cornerstone Real Estate UK Holdings Limited and 1% owned by Cornerstone Real Estate UK (No.2) Limited.)

7

iv.	PAMERA Cornerstone Real Estate Advisers GmbH (January 8, 2014), a German limited liability company that provides transaction and asset management services for all types of real estate and retail property, in addition to development and refurbishment services for office, retail, industrial and residential assets.

c.)	Cornerstone Real Estate Advisers Japan K.K. (February 18, 2013), a Japanese joint stock corporation formed to provide real estate investment advisory services, including the acquisition, disposition, and financing of equity and debt investments and the marketing of real estate investment vehicles.

7.)	Wood Creek Capital Management LLC, a Delaware limited liability company that acts as an investment adviser.

a.)	Wood Creek Index Company, LLC, a Delaware limited liability company that compiles, analyzes and periodically publishes returns data for selected investments.

8.)	Babson Capital Cornerstone Asia Limited (January 23, 2008) a Hong Kong company that is applying to become a Hong Kong licensed investment firm regulated by the Securities and Futures Commission.

9.)	Babson Capital Finance LLC (December 12, 2012), a Delaware limited liability company formed to invest in securities of U.S. middle market companies.

a.)	BCF Europe Funding Limited (August 27, 2013), a company formed in the Republic of Ireland to invest in securities.

8

b.	Oppenheimer Acquisition Corp. (June 21, 1990), a Delaware corporation which operates as a holding company for the Oppenheimer companies. (MM Asset Management Holding LLC – 95.601%).

1.)	OppenheimerFunds, Inc. (Oct. 23, 1987), a Colorado corporation which is registered as an investment adviser and transfer agent and operates as the sub-adviser to the Oppenheimer Funds.

a.	OFI Global Asset Management, Inc. (May 8, 1987), a Delaware corporation which is registered as an investment adviser and transfer agent and operates as an investment adviser and transfer agent to the Oppenheimer Funds.

b.)	OppenheimerFunds Distributor, Inc. (July 3, 1978), a New York corporation which is registered as a broker-dealer and operates as a broker-dealer and general distributor of the Oppenheimer Funds.

c.)	Oppenheimer Real Asset Management, Inc. (December 22, 1988), a Delaware corporation that currently has no operations.

d.)	OFI SteelPath, Inc. (November 20, 2012 – a Delaware corporation which is registered as an investment adviser and operates as an investment adviser to certain Oppenheimer Funds, private funds and accounts that invests in concentrated portfolios of energy infrastructure master limited partnerships.

e.)	Shareholder Services, Inc. (September 16, 1987), a Colorado corporation doing business as OppenheimerFunds Services which is registered as a transfer agent and operates as a sub-transfer agent to the Oppenheimer Funds.

f.)	OFI Private Investments Inc. (March 20, 2000) is a New York based registered investment adviser which manages separate accounts for investors and also acts as the Program Manager and Investment Manager for several states’ 529 college savings and prepaid tuition plans.

9

g.)	OFI Global Institutional Inc. (Nov. 20, 2000) is a New York corporation which is registered as an investment adviser and provides based registered investment advisor which provides investment advisory services to individual accounts, pension plans, mutual funds, insurance company separate accounts, private funds, public funds and corporations.

i.	OFI Global Trust Company (February 4,1988), a New York trust company which operates as an investment manager and trustee of collective investment trusts offered to qualified trusts and governmental trusts.

ii.	Trinity Investment Management Corporation (November 1, 1974), a Pennsylvania corporation that currently has no operations.

iii.	HarbourView Asset Management Corporation (April 17, 1986), a New York corporation which is registered as an investment adviser and provides investment advisory services to private, structured investment products.

2.)	Tremont Group Holdings, Inc. (previously, Tremont Capital Management, Inc.) (June 18, 1987), a New York-based investment services provider which specializes in hedge funds.

a.)	Tremont (Bermuda), Limited, a Bermuda-based investment adviser.

b.)	Tremont Partners, Inc. (1984) a Connecticut corporation that is a registered investment adviser.

c.)	Tremont Capital Management (Ireland) Limited, the manager of an Irish umbrella trust that manages a series of non-US strategy based funds.

d.)	Tremont GP, Inc., a Delaware corporation.

10

i.	Settlement Agent LLC, a Delaware limited liability company that acts as an agent.

c.	MassMutual Baring Holding, LLC (October 14, 2005), a Delaware limited liability company that will act as a holding company for certain MassMutual subsidiaries.

1.)	MassMutual Holdings (Bermuda) Limited, a Bermuda company that acts as a holding company for certain MassMutual subsidiaries.

a.)	Baring Asset Management Limited (April 6, 1994), a company incorporated under the laws of England and Wales that acts an investment manager/adviser.

i.	Baring Fund Managers Limited (October 29, 1968), a company incorporated under the laws of England and Wales that acts as a manager of BAM UK Collective Investment Schemes.

ii.	Baring International Investment Limited (June 7, 1979), a company incorporated under the laws of England and Wales that acts as an investment manager/adviser.

iii.	Baring Pension Trustees Limited, a company organized under the laws of England and Wales that acts as a trustee for the pension scheme covering UK-based employees of Baring Asset Management Limited.

iv.	Baring Investment Services Limited (May 18, 1988), a company incorporated under the laws of England and Wales that acts as a service company which supports all the BAM Group operating companies within the UK.

11

v.	Baring Investments (UK) Limited (September 5, 2014), a company incorporated under the laws of England and Wales that acts as an asset holding company.

vi.	Baring International Investment Management Holdings (November 12, 1985), a company incorporated under the laws of England and Wales that acts as an intermediate holding company.

aa.	Baring Asset Management UK Holdings Limited (October 25, 1983), a company incorporated under the laws of England and Wales that acts as an intermediate holding company.

i.	Baring Asset Management GmbH (February 21, 2000), a company incorporated under the laws of Germany that provides marketing and client services regarding investment funds and other asset management products of the BAM group.

ii.	Baring France SAS (July 24, 1997), a company incorporated under the laws of France that handles distribution and client services for qualified investors.

iii.	Baring International Fund Managers (Ireland) Limited (July 16, 1990), a company incorporated under the laws of Ireland that acts as a manager of BAM Irish Collective Investment Schemes and Funds.

12

iv.	Baring SICE (Taiwan) Limited (March 15, 1990), a regulated company organized in Taiwan.

v.	Baring Asset Management Switzerland Sàrl (December 18, 2013), an operating company established under the laws of Switzerland.

vi.	Baring Asset Management (Asia) Holdings Limited (June 7, 1985), an intermediate holding company organized in Hong Kong.

aaa.)	Baring Asset Management (Asia) Limited (March 15, 1985), a company organized in Hong Kong that acts as an investment adviser.

i)	Baring Asset Management Korea Limited, a regulated Korean company that engages in the business of asset management, business administration and investment advisory service.

bbb.)	Baring International Fund Managers (Bermuda) Limited (September 13, 1988), a company incorporated under the laws of Bermuda under that acts as a trustee of Baring Korea Trust Fund Ltd.’s undistributed funds.

13

ccc.)	Baring Asset Management (Japan) Limited (January 13, 1986), a company organized in Japan that acts as an investment adviser.

ddd.)	Baring Asset Management (Australia) Pty Limited (June 6, 1986), an investment adviser under the laws of Australia.

2.)	Baring North America LLC (formerly known as Baring Asset Management LLC) (September 28, 1967), a Massachusetts corporation that provides client services to investors.

D.	The MassMutual Trust Company (January 12, 2000), a federally chartered stock savings bank which performs trust services.

E.	MML Private Placement Investment Company I, LLC (May 15, 2007), a Delaware limited liability.

F.	MML Private Equity Fund Investor LLC (December 6, 2006), a Delaware limited liability company that acts as a blocker entity for MassMutual and holds private equity fund investments.

G.	MM Private Equity Intercontinental LLC (September 24, 2013), a Delaware limited liability company that invests in certain private equity funds.

H.	MML Mezzanine Investor, LLC (October 18, 2005), a Delaware limited liability company that acts as a blocker entity for MassMutual.

I.	MML Mezzanine Investor II, LLC (March 13, 2008), a Delaware limited liability company that acts as a blocker entity for MassMutual.

J.	MMC Equipment Finance LLC (January 27, 2007), a Delaware limited liability company established to engage primarily in equipment finance and leasing activities.

14

1.	MassMutual Asset Finance LLC (formerly known as Winmark Equipment Finance, LLC) is an equipment financing company which provides collateralized lending, financing and leasing services nationwide (owned 99.61% by MMC Equipment Finance LLC and .39% by C.M. Life Insurance Company).

a.	MMAF Equipment Finance LLC 2009-A (November 13, 2009), a Delaware limited liability company that holds a portfolio of rights in equipment loans, equipment leases, related equipment and related rights.

b.	MMAF Equipment Finance LLC 2011-A (June 21, 2011), a Delaware limited liability company that holds a portfolio of rights in equipment loans, equipment leases, related equipment and related rights.

K.	Invicta Advisors LLC (April 12, 2006), a Delaware limited liability company that will serve as the management entity of Invicta Credit LLC.

L.	MML Mezzanine Investor L, LLC (November 5, 2008), a Delaware limited liability company that holds a portion of the investment interests in a mezzanine fund.

M.	MML Re Finance LLC (December 19, 2008), a Delaware limited liability company formed for the purpose of holding interests in actively managed mortgage loans, near foreclosure mortgages and subsequently foreclosed properties.

N.	WP-SC, LLC (March 10, 2009), a Delaware limited liability company formed to take title to a property that was acquired by foreclosure. MassMutual holds an 81.39% interest and C.M. Life holds an 18.61% interest.

15

O.	MSP-SC, LLC (August 4, 2009), a Delaware limited liability company formed to take title to a property that was acquired by foreclosure.

P.	Country Club Office Plaza LLC (December 4, 2009), a Delaware limited liability company formed to take title to a property. (MassMutual is the managing member with an 88.06% ownership interest and C.M. Life Insurance Company holds an 11.94% ownership interest.)

Q.	MML Mezzanine Investor III, LLC (May 17, 2010), a Delaware limited liability company that acts as a blocker entity for C.M. Life Insurance Company.

R.	MassMutual External Benefits Group LLC (September 23, 2010), a Delaware limited liability company created to satisfy a professional employer organization’s tax reporting needs.

S.	Jefferies Finance LLC (July 26, 2004), a Delaware commercial finance company lending secured and unsecured loans to middle market and growing companies. (MassMutual Holding LLC holds 45% ownership interest; Babson Capital Management LLC holds 5% ownership interest; and Jefferies Group, Inc. holds 50% ownership interest.)

T.	MSC Holding Company, LLC (January 18, 2012), a Delaware limited liability company that acts as a holding company for certain MassMutual entities.

1.	MassMutual Holding MSC, Inc. (December 26, 1996), a Massachusetts corporation which operates as a holding company for MassMutual positions in investment entities organized outside of the United States. This subsidiary qualifies as a “Massachusetts Security Corporation” under Chapter 63 of the Massachusetts General Laws. MassMutual Holding MSC, Inc. is the sole owner of each subsidiary or affiliate unless otherwise indicated.

U.	Berkshire Way LLC (June 14 2012), a Delaware limited liability company that was formed to invest in emerging market securities on behalf of MassMutual.

V.	MassMutual Retirement Services, LLC (December 5, 2007), a Delaware limited liability company engaged in the business of providing administrative services to retirement plans.

16

W.	Fern Street LLC (April 11, 2013), a Delaware limited liability company that was formed to invest in emerging market equity to be managed by OppenheimerFunds, Inc.

X.	MML Strategic Distributors, LLC (June 7, 2013), a Delaware limited liability company that is licensed to act as a broker-dealer.

Y.	MML Investment Advisers, LLC (September 24, 2013), a Delaware limited liability company which operates as a federally covered investment adviser.

Z.	Pioneers Gate LLC (October 27, 2014), a Delaware limited liability company that was formed to invest in asset-backed securities on behalf of MassMutual.

AA.	MML Special Situations Investor LLC (November 17, 2014), a Delaware limited liability company that holds a portion of the limited partner interest in a European investment fund.

17

The following are investment-related and/or special purpose entities of Babson Capital Management LLC (“Babson”). These entities are all domiciled in the State of Delaware.

1.	Babson Capital Core Fixed Income Management LLC

2.	Babson Capital Floating Rate Income Fund Management LLC

3.	Babson Capital Total Return Management LLC

4.	Benton Street Advisors, Inc.

5.	Credit Strategies Management LLC

6.	Great Lakes III GP, LLC

7.	Loan Strategies Management LLC

8.	Mezzco Australia LLC

9.	Mezzco Australia II LLC

10.	Mezzco LLC

11.	Mezzco II LLC

12.	Mezzco III LLC

13.	Mezzco IV LLC

14.	SDCOS Management LLC

15.	Somerset Special Opportunities Management LLC

16.	Winterset Management LLC

18

The following are investment-related entities of Wood Creek Capital Management LLC (“Wood Creek”).

1.	Alchemy Copyrights, LLC

2.	Red Lake Ventures, LLC – A Delaware limited liability company formed on April 21, 2014. MassMutual’s investment ownership interest is 31.5%

3	Sweet Tree Holdings 1, LLC. – A Delaware limited liability company. MassMutual’s investment ownership interest is 16.12%

4	Teaktree Acquisition, LLC – A Delaware limited liability company. MassMutual’s investment ownership interest is 14.7%

5	U.S. WIG Holdings, LP – A Delaware limited partnership. MassMutual’s investment ownership intrest is 11.70%

6.	US Pharmaceutical Holdings I, LLC – A Delaware limited liability company formed on June 25, 2012. Wood Creek is the manager of this entity and MassMutual’s investment ownership is 32.61%

7	US Trailer Holdings LLC – A Delaware limited liability company. MassMutual’s investment ownership interest is 19.88%

8.	WC Aircraft Holdings US II, LLC – A Delaware limited liability company. MassMutual’s investment ownership interest is 17.88%

9.	Wood Creek Aircraft Holding I, LP – a Cayman Island limited partnership. MassMutual’s investment ownership interest is 12.1%

19

The following companies are not considered subsidiary companies of Massachusetts Mutual Life Insurance Company (“MassMutual”) however MassMutual or its subsidiaries hold at least 20% ownership of the voting rights or capital of the companies below.

BABSON MEZZANINE REALTY MANAGEMENT II LLC - Incorporated on November 21, 2007, a Delaware limited liability company that is the general partner of Babson Mezzanine Realty Investors II LP. Cornerstone Real Estate Advisers LLC holds 100% of the ownership interest in this company.

CCM FUND I GP LLC - A Delaware limited liability company formed on January 13, 2010 that is the general partner of Cornerstone Core Mortgage Fund I LP. Cornerstone Real Estate Advisers LLC holds 100% of the membership interest in this company.

CCM VENTURE I GP LLC - A Delaware limited liability company formed on January 14, 2010 that is the general partner of Cornerstone Core Mortgage Venture I LP. Cornerstone Real Estate Advisers LLC holds 100% of the membership interest in this company.

CEMF I GP LLC - A Delaware limited liability company formed on September 21, 2010 which is the general partner of Cornerstone Enhanced Mortgage Fund I LP and is 100% owned by Cornerstone Real Estate Advisers LLC.

1

CHY VENTURE GP LLC - A Delaware limited liability company formed on October 18, 2013 which is the general partner of Cornerstone High Yield Venture LP and is 100% owned by Cornerstone Real Estate Advisers LLC.

CORNERSTONE APARTMENT VENTURE III LLC - A Delaware limited liability company formed on October 25, 2006 that acts as an investment vehicle for institutional investors to acquire interest in a portfolio. Cornerstone Real Estate Advisers LLC acts as the managing member of the company.

CORNERSTONE HOTEL FUND GP LLC - A Delaware limited liability company formed on October 15, 2007 which is the general partner of Cornerstone Hotel Income and Equity Fund II LP and is 100% owned by Cornerstone Real Estate Advisers LLC.

CORNERSTONE /LAZ PARKING FUND GP LLC - A Delaware limited liability company formed on April 14, 2014 which is the general partner of Cornerstone/LAZ Parking Fund LP. Cornerstone Real Estate Advisers LLC holds 100% of the membership interest in this company.

CORNERSTONE PATRIOT FUND GP, LLC - A Delaware limited liability company formed on September 13, 2006 which is the general partner of Cornerstone Patriot Fund LP and is 100% owned by Cornerstone Real Estate Advisers LLC.

2

CREF VIII GP LLC - A Delaware limited liability company formed on July 30, 2008 which is the general partner of Cornerstone Real Estate Fund VIII LP and is 100% owned by Cornerstone Real Estate Advisers LLC.

CREF X GP LLC - A Delaware limited liability company formed on April 14, 2014 which is the general partner of Cornerstone Real Estate Fund X LP. Cornerstone Real Estate Advisers LLC holds 100% of the membership interest in this company.

HANOVER/BABSON EQUITY INVESTORS MANAGER, LLC - Incorporated on September 22, 2004, a Delaware limited liability company that is the managing member of Hanover Babson Equity Investors LLC. Cornerstone Real Estate Advisers LLC holds 50% of the ownership interest in this company.

HANOVER PREFERRED FACILITY MANAGER LLC - Incorporated on December 2, 2007, a Delaware limited liability company that is the general partner of Hanover Preferred Facility LLC. Cornerstone Real Estate Advisers LLC holds 50% of the ownership interest in this company.

KAMAKURA (LP) LTD. - A Cayman Islands exempted limited partnership, incorporated on February 26, 2010. MassMutual Life Insurance Company (Japan) owns 100% of the limited partnership assets.

3

MML SERIES INVESTMENT FUND - A Massachusetts business trust that operates as an-open end management investment company.

MML SERIES INVESTMENT FUND II - A Massachusetts business trust that operates as an open-end management investment company.

MASSMUTUAL PREMIER FUNDS - A Massachusetts business trust that operates as an open-end management investment company.

MASSMUTUAL SELECT FUNDS - A Massachusetts business trust that operates as an open-end management investment company.

NOVATION CO. INC. - Real estate investment company. Interest is 21.05%.

OX BODIES, INC. - Manufacturer of truck bodies and mining machinery. Interest is 26%.

4

SBNP SIA LLC - A Delaware limited liability company formed on August 20, 2013 in connection with an Annuity Contract Separate Investment Account and is 1% owned by Cornerstone Real Estate Advisers LLC and 99% by Massachusetts Mutual Life Insurance Company.

5

II. REGISTERED INVESTMENT COMPANY AFFILIATES

Each of the following entities is a registered investment company sponsored by MassMutual or one of its affiliates.

•	MassMutual Premier Funds, a Massachusetts business trust that operates as a management investment company. The majority of shares are owned by MassMutual.

•	MML Series Investment Fund, a Massachusetts business trust that operates as a management investment company. All shares issued by the Trust are owned by MassMutual and certain of its affiliates.

•	MassMutual Select Funds, a Massachusetts business trust that operates as a management investment company. The majority of shares are owned by MassMutual.

•	Babson Capital Participation Investors, a Massachusetts business trust which operates as a closed-end investment company.

•	Babson Capital Corporate Investors (f/k/a MassMutual Corporate Investors), a Massachusetts business trust which operates as a closed-end investment company.

•	Babson Capital Global Short-Duration High Yield Fund, a Massachusetts business trust which operates as a closed-end investment company.

•	Babson Capital Funds Trust, a Massachusetts business trust which operates as an open-end management investment company.

•	Boston Global Floating Rate Fund

•	Boston Global Credit Income Opportunities Fund

•

MML Series Investment Fund II, a Massachusetts business trust that operates as a management investment company. All shares issued by MML Series Investment Fund II are owned by MassMutual and certain of its affiliates.

•	Oppenheimer Capital Appreciation Fund

•	Oppenheimer Capital Income Fund

•	Oppenheimer Cash Reserves

•	Oppenheimer Commodity Strategy Total Return Fund

•	Oppenheimer Corporate Bond Fund

•	Oppenheimer Currency Opportunities Fund

•	Oppenheimer Developing Markets Fund

•	Oppenheimer Discovery Fund

•	Oppenheimer Discovery Mid Cap Growth Fund

•	Oppenheimer Diversified Alternatives Fund

•	Oppenheimer Dividend Opportunity Fund

•	Oppenheimer Emerging Markets Local Debt Fund

•	Opportunity Equity Fund

•	Oppenheimer Equity Income Fund

•	Oppenheimer Global Fund

1

•	Oppenheimer Global High Yield Fund

•	Oppenheimer Global Multi Strategies Fund

•	Oppenheimer Global Opportunities Fund

•	Oppenheimer Global Strategic Income Fund

•	Oppenheimer Global Real Estate Fund

•	Oppenheimer Global Value Fund

•	Oppenheimer Gold & Special Minerals Fund

•	Oppenheimer Institutional Money Market Fund

•	Oppenheimer Institutional Treasury Money Market Fund

•	Oppenheimer Integrity Fund

•	Oppenheimer Core Bond Fund

•	Oppenheimer International Bond Fund

•	Oppenheimer International Diversified Fund

•	Oppenheimer International Growth Fund

•	Oppenheimer International Small Company Fund

•	Oppenheimer International Value Fund

•	Oppenheimer Limited-Term Bond Fund

•	Oppenheimer Limited-Term Government Fund

•	Oppenheimer Main Street Funds®

•	Oppenheimer Main Street Fund®

•	Oppenheimer Main Street Select Fund®

•	Oppenheimer Main Street Small Cap Fund®

•	Oppenheimer Main Street Small- & Mid-Cap Fund

•	Oppenheimer Master Event-Linked Bond Fund, LLC

•	Oppenheimer Master Inflation Protected Securities Fund, LLC

•	Oppenheimer Master International Value Fund, LLC

•	Oppenheimer Master Loan Fund, LLC

•	Oppenheimer Money Market Fund

•	Oppenheimer Multi-State Municipal Trust

•	Oppenheimer Rochester New Jersey Municipal Fund

•	Oppenheimer Rochester Pennsylvania Municipal Fund

•	Oppenheimer Rochester High Yield Municipal Fund

2

•	Oppenheimer Municipal Fund

•	Oppenheimer Rochester Limited Term Municipal Fund

•	Oppenheimer Portfolio Series

•	Active Allocation Fund

•	Conservative Investor Fund

•	Equity Investor Fund

•	Moderate Investor Fund

•	Oppenheimer Quest For Value Funds

•	Oppenheimer Flexible Strategies Fund

•	Oppenheimer Global Allocation Fund

•	Oppenheimer Small- & Mid-Cap Value Fund

•	Oppenheimer Real Estate Fund

•	Oppenheimer Rising Dividends Fund

•	Oppenheimer Rochester AMT-Free Municipal Fund

•	Oppenheimer Rochester AMT-Free New York Municipal Fund

•	Oppenheimer Rochester Arizona Municipal Fund

•	Oppenheimer Rochester California Municipal Fund

•	Oppenheimer Rochester Fund Municipals

•	Oppenheimer Rochester Intermediate Term Municipal Fund

•	Oppenheimer Rochester Limited Term California Municipal Fund

•	Oppenheimer Limited Term Municipal Fund

•	Oppenheimer Rochester Maryland Municipal Fund

•	Oppenheimer Rochester Massachusetts Municipal Fund

•	Oppenheimer Rochester Michigan Municipal Fund

•	Oppenheimer Rochester Minnesota Municipal Fund

•	Oppenheimer Rochester New Jersey Municipal Fund

•	Oppenheimer Rochester North Carolina Municipal Fund

•	Oppenheimer Rochester Ohio Municipal Fund

•	Oppenheimer Rochester Pennsylvania Municipal Fund

•	Oppenheimer Rochester Short Term Municipal Fund

•	Oppenheimer Rochester Virginia Municipal Fund

•	Oppenheimer Senior Floating Rate Fund

3

•	Oppenheimer Senior Floating Rate Plus Fund

•	Oppenheimer Series Fund

•	Oppenheimer Value Fund

•	Oppenheimer SteelPath Master MLP Fund, LLC

•	Oppenheimer SteelPath MLP Funds Trust (consisting of the following 4 series):

•	Oppenheimer SteelPath MLP Alpha Fund

•	Oppenheimer SteelPath MLP Alpha Plus Fund

•	Oppenheimer SteelPath MLP Income Fund

•	Oppenheimer SteelPath MLP Select 40 Fund

•	Oppenheimer Ultra-Short Duration Fund

•	Oppenheimer Variable Account Funds

•	Oppenheimer Capital Appreciation Fund/VA

•	Oppenheimer Capital Income Fund/VA

•	Oppenheimer Core Bond Fund/VA

•	Oppenheimer Discovery Mid Cap Growth Fund/VA

•	Oppenheimer Diversified Alternatives Fund/VA

•	Oppenheimer Equity Income Fund/VA

•	Oppenheimer Global Fund/VA

•	Oppenheimer Global Strategic Income Fund/VA

•	Oppenheimer Main Street Fund/VA

•	Oppenheimer Main Street Cap Fund/VA

•	Oppenheimer Money Fund/VA

•	Oppenheimer International Growth Fund/VA

•	Rochester Portfolio Series

•	Oppenheimer Rochester Limited Term New York Municipal Fund

•	Tennenbaum Opportunities Fund V, LLC (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

•	Special Value Opportunities Fund, LLC (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

•	TCP Capital Corp (f/k/a Special Value Continuation Fund, LLC) (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

•	Special Value Continuation Partners, LP (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

•	Tennenbaum Opportunities Partners V, LP (a nondiversified closed-end management investment company co-managed by Babson Capital Management LLC)

4

III	Cayman Island Exempt Limited Liability Companies, wholly owned by entities that re not themselves SEC registered funds. Each SEC registered fund parent may invest up to 25% of its total assets in its respective Cayman Fund Subsidiary. OFI Global serves as the Investment Advisor and PFI serves as the Subadvisor:

a.	RAF Fund Ltd.

(a wholly owned subsidiary of Oppenheimer Commodity Strategy Total Return Fund)

b.	Oppenheimer Capital Income Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Capital Income Fund)

c.	Oppenheimer Currency Opportunities Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Currency Opportunities Fund)

d.	Oppenheimer Flexible Strategies Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Flexible Strategies Fund)

e.	Oppenheimer Global Allocation Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Allocation Fund)

f.	Oppenheimer Global Multi Strategies Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Multi Strategies Fund)

g.	Oppenheimer Global Strategic Income Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Strategic Income Fund)

h.	Oppenheimer Global Strategic Income Fund/VA (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Global Strategic Income Fund/VA)

i.	Oppenheimer Gold and Special Minerals Fund (Cayman) Ltd.

(a wholly owned subsidiary of Oppenheimer Gold & Special Minerals Fund)

j.	Oppenheimer Diversified Commodity Strategies Fund (Cayman) Ltd. ****

****Effectiveness pending

1

Item 27. Number of Contract Owners

Not applicable because there were no contracts sold as of the date of this Registration Statement.

Item 28. Indemnification

MassMutual directors and officers are indemnified under Article V of the by-laws of Massachusetts Mutual Life Insurance Company, as set forth below.

ARTICLE V. of the By-laws of MassMutual provides for indemnification of directors and officers as follows:

ARTICLE V.

INDEMNIFICATION

Subject to limitations of law, the Company shall indemnify:

(a)	each director, officer or employee;

(b)	any individual who serves at the request of the Company as a director, board member, committee member, partner, trustee, officer or employee of any foreign or domestic organization or any separate investment account; or

(c)	any individual who serves in any capacity with respect to any employee benefit plan,

from and against all loss, liability and expense imposed upon or incurred by such person in connection with any threatened, pending or completed action, claim, suit, investigation or proceeding of any nature whatsoever, in which such person may be involved or with which he or she may be threatened to be involved, by reason of any alleged act, omission or otherwise while serving in any such capacity, whether such action, claim, suit, investigation or proceeding is civil, criminal, administrative, arbitrative, or investigative and/or formal or informal in nature. Indemnification shall be provided although the person no longer serves in such capacity and shall include protection for the person’s heirs and legal representatives.

Indemnities hereunder shall include, but not be limited to, all costs and reasonable counsel fees, fines, penalties, judgments or awards of any kind, and the amount of reasonable settlements, whether or not payable to the Company or to any of the other entities described in the preceding paragraph, or to the policyholders or security holders thereof.

Notwithstanding the foregoing, no indemnification shall be provided with respect to:

(1)	any matter as to which the person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Company or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan;

(2)	any liability to any entity which is registered as an investment company under the Federal Investment Company Act of 1940 or to the security holders thereof, where the basis for such liability is willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office; and

(3)	any action, claim or proceeding voluntarily initiated by any person seeking indemnification, unless such action, claim or proceeding had been authorized by the Board of Directors or unless such person’s indemnification is awarded by vote of the Board of Directors.

In any matter disposed of by settlement or in the event of an adjudication which in the opinion of the General Counsel or his or her delegate does not make a sufficient determination of conduct which could preclude or permit indemnification in accordance with the preceding paragraphs (1), (2) and (3), the person shall be entitled to indemnification unless, as determined by the majority of the disinterested directors or in the opinion of counsel (who may be an officer of the Company or outside counsel employed by the Company), such person’s conduct was such as precludes indemnification under any such paragraph. The termination of any action, claim, suit, investigation or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in the best interests of the Company.

The Company may at its option indemnify for expenses incurred in connection with any action or proceeding in advance of its final disposition, upon receipt of a satisfactory undertaking for repayment if it be subsequently determined that the person thus indemnified is not entitled to indemnification under this Article V.”

To provide certainty and more clarification regarding the indemnification provisions of the Bylaws set forth above, MassMutual has entered into indemnification agreements with each of its directors, and with each of its officers who serve as a director of a subsidiary of MassMutual, (a “Director”). Pursuant to the Agreements, MassMutual agrees to indemnify a Director, to the extent legally permissible, against (a) all expenses, judgments, fines and settlements (“Costs”), liabilities, and penalties paid in connection with a proceeding involving the Director because he or she is a director if the Director (i) acted in good faith, (ii) reasonably believed the conduct was in the Company’s best interests; (iii) had no reasonable cause to believe the conduct was unlawful (in a criminal proceeding); and, (iv) engaged in conduct for which the Director shall not be liable under MassMutual’s Charter or By-Laws. MassMutual further agrees to indemnify a Director, to the extent permitted by law, against all Costs paid in connection with any proceeding (i) unless the Director breached a duty of loyalty, (ii) except for liability for acts or omissions not in good faith, involving intentional misconduct or a knowing violation of law, (iii) except for liability under Section 6.40 of Chapter 156D of Massachusetts Business Corporation Act (“MBCA”), or (iv) except for liability related to any transaction from which the Director derived an improper benefit. MassMutual will also indemnify a Director, to the fullest extent authorized by the MBCA, against all expenses to the extent the Director has been successful on the merits or in defense of any proceeding. If any court determines that despite an adjudication of liability to MassMutual or its subsidiary that the Director is entitled to indemnification, MassMutual will indemnify the Director to the extent permitted by law. Subject to the Director’s obligation to pay MassMutual in the event that the Director is not entitled to indemnification, MassMutual will pay the expenses of the Director prior to a final determination as to whether the Director is entitled to indemnification.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

a) MML Investors Services, LLC (“MMLIS”) serves as principal underwriter of the contracts/policies sold by its registered representatives.

MMLIS, either jointly with certain other affiliates or individually, acts as principal underwriter for:

Massachusetts Mutual Variable Life Separate Account I, Massachusetts Mutual Variable Annuity Separate Account 1, Massachusetts Mutual Variable Annuity Separate Account 2, Massachusetts Mutual Variable Annuity Separate Account 3, Massachusetts Mutual Variable Annuity Separate Account 4, Panorama Separate Account, Connecticut Mutual Variable Life Separate Account I, MML Bay State Variable Life Separate Account I, MML Bay State Variable Annuity Separate Account 1, Panorama Plus Separate Account, C.M. Multi-Account A, C.M. Life Variable Life Separate Account I, Massachusetts Mutual Variable Life Separate Account II.

(b) MML Investors Services, LLC is the principal underwriter for the contracts. The following people are officers and directors of MML Investors Services, LLC:

OFFICERS AND DIRECTORS OF MML INVESTORS SERVICES, LLC

Name	Positions and Offices	Principal Business Address
Michael Fanning	Chairman of the Board & Chief Executive Officer	*

John Vaccaro	President, Agency Field Force Supervisor, Board Member	*

William F. Monroe, Jr.	Vice President, Chief Operating Officer	*

Nathan Hall	Chief Financial Officer, Treasurer and Assistant Vice President	*

Todd Cyboron	Chief Technology Officer

Christine Frederick	Chief Compliance Officer and AML Compliance Officer	*

Susan Scanlon	Deputy Chief Compliance Officer	*

James Puhala	Deputy Chief Compliance Officer	*

Mark Viviano	Co-Chief Operations Officer and Assistant Vice President*

Mark Larose	Co-Chief Operations Officer and Assistant Vice President,*

Kenneth M. Rickson	Field Risk Officer	*

Robert S. Rosenthal	Chief Legal Officer, Vice President, Associate General Counsel and Secretary	*

Douglas Russell	Vice President	*

Wendy Benson	Vice President	*

Mathew Verdi	Assistant Vice President	*

Mary S. Block	Vice President and Assistant Secretary	*

Edward K. Duch, III	Assistant Secretary	*

Jennifer L. Dupuis-Krause	Assistant Secretary	*

Douglas Morrin	Assistant Secretary	*

Bruce C. Frisbie	Assistant Treasurer	**

Kevin LaComb	Assistant Treasurer	*

Todd Picken	Assistant Treasurer	*

Kristin Costanzo	Assistant Treasurer	*

Kathy Rogers	Continuing Education Officer	*

Joseph Sparacio	Senior Regional Vice President	9830 E. Granite Peak Trail Scottsdale, AZ 85262

Michael St. Clair	Senior Regional Vice President	*

Richard Bourgeois	Vice President	*

Francine Reipold	Vice President	*

Mario Morton	Assistant Vice President and Registration Manager	*

Anthony Frogameni	Chief Privacy Officer, Assistant Vice President	*

Elaine Gruet	Assistant Vice President	*

David Cove	Regional Assistant Vice President	*

Kevin DeGray	Regional Assistant Vice President	*

Nicholas DeLuca	Regional Assistant Vice President	*

David Hard	Regional Assistant Vice President	*

Donald Helmes	Regional Assistant Vice President	*

Courtney Munoz	Regional Assistant Vice President	*

John Rogan	Regional Assistant Vice President	*

Jack Yvon	Regional Assistant Vice President	*

Michael Rollings	Board Member	*

Elizabeth Ward Chicares	Board Member	*

Dana Tatro	Variable Annuity Product Distribution Officer	*

Craig Waddington	Variable Life Product Distribution Officer	*

Richard Lassow	Executive Benefits Product Distribution Officer	**

1295 State Street, Springfield, MA 01111-0001

**	100 Bright Meadow Boulevard, Enfield, CT 06082-1981

(c)	Compensation From the Registrant

As of the date of this Registration Statement, the Contract has not yet been offered for sale. Therefore, no compensation has been paid and reported at this time.

Commissions for sales of the Contract by MMLIS registered representatives are paid on behalf of MMLIS by MassMutual to MMLIS registered representatives. As of the date of this Registration Statement, the Contract has not yet been offered for sale. Therefore, no commissions has been paid and reported at this time.

Item 30. Location of Accounts and Records

All accounts, books, or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant at 1295 State Street, Springfield, MA 01111.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

(a)	Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

(b)	Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)	Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

(d)	Massachusetts Mutual Life Insurance Company hereby represents that the fees and charges deducted under the individual deferred variable annuity contract with flexible purchase payments described in this Registration Statement in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Massachusetts Mutual Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Massachusetts Mutual Variable Annuity Separate Account 4, has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in City of Springfield, Commonwealth of Massachusetts on the 12th day of March, 2015.

MASSACHUSETTS MUTUAL VARIABLE ANNUITY SEPARATE ACCOUNT 4
(Registrant)

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Roger W. Crandall
Roger W. Crandall
President and Chief Executive Officer
(principal executive officer)
Massachusetts Mutual Life Insurance Company

As required by the Securities Act of 1933, and the Investment Company Act of 1940 (together referred to as the “Acts”), this Initial Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose name appears below hereby constitutes and appoints Mark Roellig, Executive Vice President and General Counsel of Massachusetts Mutual Life Insurance Company (“MassMutual”) and John E. Deitelbaum, Senior Vice President and Deputy General Counsel of MassMutual (collectively referred to hereafter as “Attorneys”) and each of them individually, such person’s true and lawful attorneys and agents with full power and authority to take any action and to execute all instruments they deem necessary or advisable to enable MassMutual and its separate account, Massachusetts Mutual Variable Annuity Separate Account 4, to comply with the Acts and any rule, regulation, order, or other requirement of the Securities and Exchange Commission, including authority to sign for such person and in such person’s name and capacity as indicated below any and all amendments to this Initial Registration Statement on Form N-4 for the individual flexible premium deferred variable annuity contract, File No. 333-[to be determined], hereby ratifying such person’s signature as it may be signed by said Attorneys to any and all amendments (pre-effective and post-effective amendments).

Signature *	Title	Date

/s/ Roger W. Crandall	Director and Chief Executive Officer	March 12, 2015
Roger W. Crandall	(principal executive officer)

/s/ Michael T. Rollings	Chief Financial Officer	March 12, 2015
Michael T. Rollings	(principal financial officer)

/s/ Gregory Deavens	Controller	March 12, 2015
Gregory Deavens	(principal accounting officer)

/s/ Cristóbal I. Conde	Director	March 12, 2015
Cristóbal I. Conde

/s/ Kathleen A. Corbet	Director	March 12, 2015
Kathleen A. Corbet

/s/ James H. DeGraffenreidt, Jr.	Director	March 12, 2015
James H. DeGraffenreidt, Jr.

/s/ Patricia Diaz Dennis	Director	March 12, 2015
Patricia Diaz Dennis

/s/ Robert A. Essner	Director	March 12, 2015
Robert A. Essner

/s/ Isabella D. Goren	Director	March 12, 2015
Isabella D. Goren

/s/ Raymond W. LeBoeuf	Director	March 12, 2015
Raymond W. LeBoeuf

/s/ Cathy E. Minehan	Director	March 12, 2015
Cathy E. Minehan

/s/ Marc F. Racicot	Director	March 12, 2015
Marc F. Racicot

/s/ Laura J. Sen	Director	March 12, 2015
Laura J. Sen

/s/ William T. Spitz	Director	March 12, 2015
William T. Spitz

/s/ H. Todd Stitzer	Director	March 12, 2015
H. Todd Stitzer

*	Majority of Directors

INDEX TO EXHIBITS

(b)	Exhibit 3	Underwriting and Servicing Agreement dated December 16, 2014 by and between MML Investors Services, Inc. and Massachusetts Mutual Life Insurance Company